20 22

ANNUAL REPORT

synchronoss



> "In 2023, we're building upon the momentum of last year's operating improvements, new customer contracts, product enhancements and continued cloud growth."

Jeff Miller,
President and CEO, Synchronoss

Fellow Shareholders,

Synchronoss' results in 2022 reflected our continued commitment to our cloud-first strategy and disciplined management of our operating expenses, which led to significant improvements in year-over-year profitability and cash flow. Despite the challenging macroeconomic climate, we grew cloud subscribers at a double-digit pace for the eleventh consecutive quarter. Our performance in 2022 has set the stage for us to continue to scale our high margin cloud business and attain our goal of generating positive cash flow in 2023.

In addition to the continued growth of our existing cloud customers, such as Verizon and AT&T, we expanded our global reach by signing a new Tier-one, multi-year cloud customer agreement in the fourth quarter that will lead to a market launch in the second half of 2023 and contribute to our financial results throughout the year. We also introduced meaningful enhancements to our cloud platform, including integration of generative artificial intelligence (AI) and machine learning capabilities, and enhanced security that now enable our users to colorize black and white photos, engage with and share meaningful highlights of captured moments and password protect sensitive files and content.

In our messaging business, our rich communication services ("RCS")-based +Message service in Japan achieved a new milestone of over 32.5M subscribers utilizing this advanced messaging solution across the consortium of three mobile operators. Plus, we migrated over 10 million subscribers to the latest version of our Synchronoss Email Suite and signed contract extensions with major service providers in Italy, Japan and the US.

We renamed our Digital product portfolio and introduced the NetworkX moniker. The new brand identity more closely aligns our focused value proposition for telecommunications service providers to increase the utilization of network infrastructure assets and services, while reducing costs. We welcomed new customers, such as Consolidated Communications, who signed a multi-year agreement to leverage our ConnectNX platform and focused our portfolio by divesting our Activation and Digital Experience Platform during the year.

2022 also marked the robust expansion of our ESG Programs, which included global social programs such as SyncCares, with more than 100 employees volunteering time towards 15 events across 5 countries to provide 450+ hours to non-profit organizations. Our real estate rationalization efforts resulted in the reduction of 55,000 square feet of space, saving over 2.6 million kilowatt hours of electricity annually and our collective ESG efforts earned us a nomination for the Corporate Citizen of the Year award from NJBiz.

In 2023, we're building upon the momentum of last year's operating improvements, new customer contracts, product enhancements and the continued Cloud growth to deliver continually improved financial performance and shareholder value.

Thank you for your ongoing support.

-Jeff

synchronoss

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40574

SYNCHRONOSS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**06-1594540**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Crossing Boulevard, 3rd Floor **Bridgewater, New Jersey**	**08807**
(Address of principal executive offices)	(Zip Code)

(866) 620-3940
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.0001 par value	SNCR	The Nasdaq Stock Market, LLC
8.375% Senior Notes due 2026	SNCRL	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company, "and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the common stock held by non-affiliates of the Registrant as of June 30, 2022, the last business day of the Registrant's last completed second quarter, based upon the closing price of the common stock as reported by The Nasdaq Stock Market on such date was approximately $85.2 million. Shares of common stock held by each executive officer, director and stockholders known by the Registrant to own 10% or more of the outstanding stock based on public filings and other information known to the Registrant have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 14, 2023, a total of 90,811,698 shares of the Registrant's common stock were outstanding.

The exhibit index as required by Item 601(a) of Regulation S-K is included in Item 15 of Part IV of this report on Form 10-K.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to portions of the Registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders (the "Proxy Statement"), which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2022. Except as expressly incorporated by reference, the Proxy Statement shall not be deemed to be a part of this report on Form 10-K.

SYNCHRONOSS TECHNOLOGIES, INC.
FORM 10-K INDEX

Item		Page No.
	PART I	
1.	Business	4
1A.	Risk Factors	11
1B.	Unresolved Staff Comments	41
2.	Properties	41
3.	Legal Proceedings	41
4.	Mine Safety Disclosures	41
	PART II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	42
6.	Selected Financial Data	45
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	45
7A.	Quantitative and Qualitative Disclosures About Market Risk	55
8.	Financial Statements and Supplementary Data	56
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	104
9A.	Controls and Procedures	104
9B.	Other Information	106
	PART III	
10.	Directors and Executive Officers and Corporate Governance	106
11.	Executive Compensation	106
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	106
13.	Certain Relationships and Related Transactions	106
14.	Principal Accounting Fees and Services	107
	PART IV	
15.	Exhibits	107
16.	Form 10-K Summary	110
Signatures		111

FORWARD LOOKING STATEMENTS

The words "Synchronoss," "we," "our," "ours," "us" and the "Company," refer to Synchronoss Technologies, Inc. and its consolidated subsidiaries. All statements in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Synchronoss' "expectations," "beliefs," "hopes," "intentions," "anticipates," "seeks," "strategies," "plans," "targets," "estimations," "outlook" or the like. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Past performance is not necessarily indicative of future results. Synchronoss cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. We encourage you to read Management's Discussion and Analysis of our Financial Condition and Results of Operations and our consolidated financial statements contained in this Form 10-K. We also encourage you to read Item 1A of Part I of this Form 10-K, entitled Risk Factors, which contains a more complete discussion of the risks and uncertainties associated with our business. In addition to the risks described in Item 1A of this Form 10-K, other unknown or unpredictable factors also could affect our results. Therefore, the information in this Form 10-K should be read together with other reports and documents that we file with the Securities and Exchange Commission from time to time, including on Form 10-Q and Form 8-K, which may supplement, modify, supersede or update those risk factors. Synchronoss expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Synchronoss' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

This Form 10-K includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data incorporated into this Form 10-K to be reliable, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

ITEM 1. *BUSINESS*

Overview

Synchronoss is a leading provider of white label cloud, messaging, digital and network management solutions that enable our customers to keep subscribers, systems, networks and content in sync. We help our customers to connect, engage and monetize subscribers in more meaningful ways by providing trusted platforms through which end users can sync and store content and connect with one another and the brands they love. Our mission is to help our customers create new revenue streams, reduce the cost of innovation, and captivate their subscribers.

Our core product sets allow our customers to create a positive experience throughout their subscribers' lifecycle by engaging, onboarding and managing the network to ensure reliable service.

- EngageX:
  - Personal Cloud: Backup, manage and engage with content.
  - Advanced Messaging: multi-channel messaging, peer-to-peer ("P2P") communications and application-to-person ("A2P") commerce solutions.
  - Email Suite: White label consumer email solutions.

- OnboardingX:
  - Backup and Restore: Backup, view and restore subscriber content across operating systems and devices.
  - Out of Box Experience: Streamline the activation of new services and devices.
  - Content Transfer: Effortlessly move content between mobile devices.

- NetworkX:
  - NetworkX: integrated application suite that designs, procures, manages and optimizes telecom network infrastructure.

Who We Serve

At Synchronoss we focus on delivering carrier-grade solutions to three markets globally: communications service providers/multi-service operators (such as cable and mobile network operators), mobile insurance providers and retailers. We help our customers accelerate and monetize value-add services to drive growth, facilitate retention and enable differentiated experiences. In 2022, we continued to strengthen our focus through the asset sale of our Digital Experience Platform (the "DXP Business") to iQmetrix.

Communications service providers, multi-service operators and mobile insurance providers market white label implementations of our Synchronoss Personal Cloud™, Advanced Messaging and email products and solutions to their subscribers around the world. Our customers market and re-sell the services powered by our technology to their subscribers as part of stand-alone subscriptions, value-added bundles, or use Personal Cloud to enhance their service offerings to subscribers who purchase and lease mobile devices and network connectivity by providing an easy solution for storing and syncing user generated content (e.g., videos, photos, documents, contacts, music etc.). Additionally, they license Synchronoss Advanced Messaging and Email to enable white label multichannel messaging services including advanced person-to-person ("P2P") and application-to-person ("A2P") transactions and to offer brand/advertiser ecosystems. Communications service providers and multi-service operators use our OnboardX and NetworkX solutions to enhance their subscriber journeys and onboarding and to streamline their internal processes.

Our customers include global service providers such as AT&T, BT, Verizon, Softbank and multi-service operators like Comcast, Altice, Charter and Mediacom. These customers utilize our solutions to service both consumer and enterprise customers.

How We Go to Market

We market our solutions and services directly through our sales organizations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC").

Sales

We sell our solutions, products, and services through a direct sales force, with strategic partners and in collaboration with our customers to resell services to their end customers and subscribers. Our sales professionals are well versed in our platforms, products and services with an understanding of market trends, demands and conditions that our current and potential customers are facing.

Marketing

The Synchronoss marketing team's mission is to deliver the right strategy, tools, and customer acquisition initiatives to accelerate our growth. The team uses a combination of product-specific and company-wide marketing messages and initiatives that leverage digital marketing campaigns, sales support materials, social media, and PR to generate top of the funnel business-to-business ("B2B") sales leads for the sales team. As a result, they play a vital role in promoting our products, discovering new markets, and driving brand awareness in the North America, EMEA, and APAC regions.

The Marketing team also supports our customers' direct-to-consumer (D2C) marketing efforts for all global cloud deployments. In partnership with our customers, our go-to-market and awareness campaigns consist of a digitally-led omnichannel approach at critical moments in the subscriber's purchase lifecycle; including online checkout, retail transactions, customer care interactions, out-of-box setup experiences, and in-app notifications for devices that have our cloud app preloaded.

What We Deliver - Our Platforms

The Synchronoss Experience (syncX) is a collection of products that help our customers create a positive brand experience throughout the subscriber lifecycle. SyncX keeps people, systems, networks, and content in sync to enable a better, more engaging experience.

EngageX products keep subscribers engaged with brands, content and people they love. When loyalty and revenue is won and lost through every experience, it is critical to offer value-added services subscribers love. Our Cloud and Messaging experiences grow, inspire, and build loyalty with our customers' subscriber base.

Synchronoss Personal Cloud^{TM} Platform

The Synchronoss Personal Cloud^{TM} solution is designed to create an engaging and trusted customer experience through ongoing content management and engagement. The Synchronoss Personal Cloud^{TM} platform is a secure and highly scalable, white label platform that allows our customers' subscribers to backup and protect, engage with, and manage their personal content and gives our operator customers the ability to increase average revenue per user ("ARPU") and reduce churn.

Our Synchronoss Personal Cloud^{TM} platform is specifically designed to support smartphones, tablets, desktops computers, laptops, wearables for health and wellness, cameras, TVs, security cameras, routers, as well as connected automobiles and homes.

Messaging Platform

Synchronoss' Messaging platform powers mobile messaging and mailboxes for hundreds of millions of telecommunication subscribers. Our Advanced Messaging platform is a powerful, secure, intelligent, white label messaging platform that expands capabilities for communications service provider and multi-service providers to offer P2P messaging via Rich Communications Services ("RCS"). Our Mobile Messaging Platform ("MMP") is poised to provide a single standard ecosystem for onboarding and management to brands, advertisers and message wholesalers.

- ***Advanced Messaging:*** Our Advanced Messaging platform supports rich messaging channel in both RCS and other Real-Time Communication ("RTC") and enables rich, P2P communications and creates new commerce and revenue opportunities across channels via A2P experiences for our customers and other brands. Our messaging platform operates in tandem with Messaging-as-a-Platform ("MaaP") Messaging Marketplace as well as dedicated, third-party clients and native original equipment manufacturer ("OEM") clients, providing an end-to-end messaging platform and monetization tools to the operators, Communications-Platform-as-a-Service ("CpaaS") players and brands.

- ***E-Mail:*** Our Email suite provides service providers with a secure, white label, back-end framework for a branded email service that provides the opportunity to introduce and promote services that can be monetized. Our carrier branded Email Suite solution offers leading anti-virus and anti-spam and malware technology to keep the integrity and security of the customer experience and protection of subscriber data to carrier standards. Our Email solution is an important repository for critical communications with an intuitive and feature-rich mobile and desktop email experience ensuring stickiness and increasing customer lifetime value.

OnboardX products simplify subscriber onboarding and drive service adoption at scale. The first impression of a new product or service can either make or break your subscriber relationship. A poor onboarding experience leads to revenue losses and customers feeling stranded. Our customizable service activation, content backup, and device setup experiences make onboarding frictionless.

- **Mobile Content Transfer***:* Our Synchronoss Mobile Content Transfer® solution is an easy-to-use product whose client enables a secure, peer-to-peer, wireless transfer of content from one mobile smart device to another in a carrier retail location or at home/work, etc. Our solution can transfer select data classes that may include photos, videos, music, messages, documents, contacts, and call logs, across operating systems including iOS and Android.

- **Out of Box Experience:** Our Synchronoss Out of Box Experience solution is a device setup solution that assists customers in setting up the features of their new device, including Wi-Fi, email, social network accounts and voicemail, as well as prompting restoration of content and enrollment in a cloud service. It also offers the ability to highlight programs and revenue generating initiatives during the setup process, such as loyalty programs, third-party partnerships and value-added services.

NetworkX products streamline networks to be more efficient and profitable. In a world where subscribers expect seamless connectivity and zero network interruptions, delivering superior network quality can be complex and costly. Our physical network asset management, off-network procurement, and expense control solutions reduce the complexity and cost of network management.

The Synchronoss NetworkX products provide operators with the tools and software to design their physical network, streamline their infrastructure purchases, and manage and optimize comprehensive network expenses for leading top tier carriers around the globe.

- *spatialNX:* Our spatialSUITE provides enterprise-wide access to timely, accurate and comprehensive network information – including physical location, specifications, attributes, connectivity and capacity – for every inside-plant and outside-plant asset. It delivers data across the enterprise to support provisioning, planning and design, construction, fault and event management, work order management, customer service, marketing and other critical business functions. The automation and ease of integration of our platform is designed to enable our customers to lower the cost of new subscriber acquisitions and enhance the accuracy and reliability of customer transactions.

- *ConnectNX (iNOW):* Our iNOW provisioning system eliminates manual handling of service orders and manages the full order lifecycle between customer and supplier via automation and rules-based validation. iNOW includes an interface that powers bulk provisioning needs and an open API to seamlessly integrate to other carrier systems. iNOW also provides an electronically bonded gateway platform enabling rapid electronic order confirmations and status updates between bonded carriers. Finally, completed order information flows to Financial Analytics providing integrated and automated order to billing reconciliation functionality.

- *ExpenseNX:* Our Financial Analytics Platform is a comprehensive application suite that helps operators reduce costs, mitigate risks, enforce financial compliance and controls, and increase operational efficiencies. Financial Analytics ingests any supplier invoice (in any format) through a unique software-driven process – with 100% of the detail. Invoices are managed via automated audit and payment workflow tightly coupled with a software driven dispute management lifecycle, providing a true procurement-to-payment process on network expenses and disputes across a carrier's organization.

What We Deliver - Our Services

Synchronoss offers professional services including consulting, installation and deployment, configuration, customization, systems integration and support to ensure our customers' successful deployment and utilization of our products and solutions.

Product Development

At Synchronoss we have focused our product development efforts on expanding the functionality, scalability and security of our products and solutions. We expect our research and development investments to increase as we intend to continue on an aggressive path to develop new features and functionality, upgrade and extend our product offerings and develop new technology.

Intellectual Property

We rely principally on a combination of trademark, copyright and patent laws in the United States and other jurisdictions in which we do business, as well as confidentiality procedures and contractual provisions, which protect our proprietary information, technologies and strategies. We also cultivate a culture which encourages creativity and innovation amongst our employees by maintaining a patent award program, hosting events such as an annual Innovation Jam and periodic "hackathons." We believe this facilitates the development of new features, functionality and products, which are essential to establishing our solutions as the leading solutions in the industry. We enter into proprietary information and invention agreements with all of our employees and consultants during the onboarding process and non-disclosure agreements with all third parties.

In the United States, as of December 31, 2022 we had 71 patents issued and 7 patents pending. Internationally, as of December 31, 2022 we had 75 patents issued and 6 pending. We hold and/or are pursuing patents in the United States, Germany, the United Kingdom, France and Spain and we may seek additional jurisdictions to the extent we determine such coverage is appropriate and cost efficient. Our issued patents cover all aspects of our business including cloud, messaging, e-commerce, and security.

Demand Drivers for Our Business

With faster/higher speeds, lower latency, more capacity, enhanced security and better reliability, 5G capabilities will enable new use cases, applications and business models that were not possible before. Consumer demand for these features alone will shape how Operators offer 5G services and Operators in turn have the opportunity to monetize and earn differentiated revenue streams. According to Market Research Future, Mobile Value-Added-Services ("VAS") are set to hit $309.1 billion by 2025. The transition to 5G provides an opportunity to strengthen their position in the consumer market and function as a service enabler by bundling VAS into premium offers. Service providers should also become service creators by developing new, immersive products under their own brand. In either case (branded and partner services) powering digital bundles and simplifying onboarding, consumption, billing, and authentication of VAS will drive higher adoption of premium 5G service plans and ARPU.

Beyond being a buzz word or strategy, 5G is the next wave in Communication Service Providers' technological future. In 2023, we expect to see continued adoption of 5G use cases and Operators starting to reap returns on their investment in 5G technology. According to Ericsson[1], 5G subscriptions grew by 70 million during the first quarter of 2022 to around 620 million and are expected to surpass 1 billion by the end of 2022. In 2027, it is projected that North America will have the highest 5G penetration at 90 percent. 5G adoption among mid-tier smart phones also continues to abound with new devices and capabilities as evidenced by the numerous device demonstrations we saw at Mobile World Congress 2022.

5G will also usher in many more connected device types. In fact, according to the "Deloitte 2021 Connectivity and Mobile Trends Survey", the average US household has 25 connected devices across 14 categories, up from 11 categories when last measured in 2019. In addition, the number of connected devices globally is estimated to reach 38.6 billion in 2025, up from 22 billion in 2018. More devices will lead to more vulnerabilities around privacy, data, and hardware protection. Consumers have made it clear; they want to understand and feel confident about how their data is being used. Service providers have proven themselves true stewards of consumer data protection and privacy, and therefore differentiated as the market continues to develop. As the provider of both the mobile network and fixed wireless connectivity, service providers are uniquely positioned to become the trusted end-to-end solution of total protection services for subscribers both at home and on the go. The consumer demand around personal cloud data protection, hardware insurance, home and network security will allow service providers to capitalize on their trusted relationship with consumers.

As 5G becomes more saturated in the marketplace, it will drive a need to address the growing cyber-risks that ubiquitous, always-on high-speed access present to organizations. Operators have taken steps to secure the technology's transmission or network segments; however, the threats posed by the endpoints connecting to those networks and the data resident upon them provide a unique opportunity to develop technologies to address this gap. The addressable market for device protection and cloud data storage for these connected devices will continue to increase and presents a hole in coverage that the average consumer still needs to recognize. Organizations that provide services and software for 5G networks, providers, and consumers are in an enviable position to offer security services to ensure the integrity and availability of the data generated by those connected devices and security services to protect those devices. Consequently, as we enter the next 12-18 months, operators and providers will look to this whitespace to boost functionality and services for their customers to position themselves as the security provider of choice for consumers for 5G-connected devices.

We believe our white label Personal Cloud platform helps service providers accelerate the adoption of 5G service and total protection plans. The next generation Personal Cloud gives operators a new way to create, deliver, engage, and monetize more personalized experiences and offers for their subscribers. When operators have millions of active users leveraging cloud, it becomes a channel for cross selling security services, insurance, merchandise like prints & gifts, and other carrier services, leading to a significant increase in ARPU. As a result, we are fostering new partnerships, building exciting new capabilities, and now enabling subscribers to protect the home. Giving subscribers the ability to protect hardware investments with insurance plans, protect their families from cyber threats with network-based security services, and their personal content - with cloud, will differentiate the value proposition of 5G service plans and deliver significant brand value for our customers.

_____

[1]   Ericsson June 2022 Mobility Report

Competition

Competition across our markets is incredibly diverse, dynamic and nuanced in an increasingly interconnected landscape of rapidly changing technologies, evolving industry standards, new product introductions and converging spaces and services.

We face the following categories of competitors:

Personal Cloud
- Over-the-top ("OTT") Service & Platform Providers - Apple, Google, Dropbox, Box, Microsoft and Amazon all provide personal cloud services closely integrated to their respective technology or service platforms. However, Synchronoss differentiates from these OTT Service and Platform Providers by offering operator-grade white label solutions.
- White Label Platform Providers - The field of platform-independent, white label personal cloud providers has consolidated in recent years with Funambol and others competing for Operator distribution deals. However, these providers target second and third tier regional operators with low-risk, revenue share business models and do not generally pose a real threat to Tier 1 world-wide Operators.

Messaging
- The emerging RCS marketplace is intensely competitive across the globe. Leading OTT device and OS platform providers Google and Samsung, along with prominent online platform providers such as Facebook, WhatsApp, Instagram, WeChat and LINE have created a radically new market for communication and monetization that is turning "messaging" into a new, virtual OS.
- Our Email suite provides service providers with a secure, white-label, back-end framework for a branded email service that provides the opportunity to introduce and promote services that can be monetized. Our carrier branded Email Suite solution offers leading anti-virus and anti-spam and malware technology to keep the integrity and security of the customer experience and protection of subscriber data to carrier standards. Our Email solution is an important repository for critical communications with an intuitive and feature-rich mobile and desktop email experience ensuring stickiness and increasing customer lifetime value.

Digital Products
- Telecom Expense Management (TEM) Providers –
    - TEOCO and Tangoe are two major providers that offer wholesale and retail TEM software and services. Each of these vendors have large customers/contracts to better account, reconcile and pay out on vendor contracts, network circuits, roaming agreements and other complex expense areas.
- Telecom Service Order Management Providers –
    - Neustar supports major providers with software that handles the full order lifecycle of telecommunications service orders.
    - Order management applications and processes developed/utilized by Operators also present competition.
- Geospatial Network Planning Providers –
    - Major providers of software that manage the planning and design of physical communication networks include Bentley, GE Smallworld, and 3-GIS.

To compete against global platform providers, we offer a collection of products that help to keep subscribers, systems, networks, and content in sync to enable a better, more engaging experience. Our white label products enable subscribers to connect with one another, the networks they rely on, the brands they love and the services they need. We believe we compete favorably through our differentiated product capabilities, vast reach across global markets, and our 20+ years of experience building carrier grade solutions that are proven to scale.

Compliance and Certifications

We obtain third-party reviews of our controls relating to security. Our Synchronoss white label Personal Cloud has been certified to be compliant with the Service Organization Controls (SOC) 2 type II audit that tests the design and operating effectiveness of controls over time. An independent auditor tests these controls annually and addresses, among other areas, the environmental and physical safeguards for production data centers, legal controls, change management and logical security. In addition, our Financial Analytics hosted solution is certified to be compliant with a SOC 1 type II audit that tests the design and effectiveness of controls related to our customers' use of this service in financial reporting. Finally, our operations in Bangalore are certified under ISO27000, ensuring best practices for information security management, and ISO9000, ensuring quality management.

Human Capital

At Synchronoss, we believe that our growth and success are attributable in large part to our diverse employee base and an experienced management team, with a mission to make Synchronoss a great place to work. We continue to invest in our employees, as well as developing and promoting our team-oriented culture, and believe that these efforts provide us with a sustainable competitive advantage.

As of December 31, 2022 we had 1,391 full-time employees located in India, North America, Europe, and Asia Pacific regions.

We have a purpose-driven culture, with a focus on employee input and well-being, which we believe enables us to attract and retain exceptional talent. We have moved to a flexible work policy, providing the majority of our employees the flexibility to work remotely from off-site locations at their election. We offer learning and development programs for all employees. Employees are able to actively voice their questions and thoughts through many internal channels, including our company town hall meetings and employee engagement surveys.

With a continued focus on employee engagement, we formed a global Diversity, Equity, and Inclusion (DE&I) committee, laying the groundwork to embed DE&I as part of our corporate culture and pave the way for a more comprehensive program. We took initial steps in this space through formal trainings, employee communications, and updating our corporate language to be more inclusive, aligned with industry's best practices, and compatible with our DE&I philosophy. More recently, we launched a series of employee initiatives designed to strengthen employee morale, with more to come in this area. We also launched the Sync Cares program in 2022 to bring employees and leadership together to lend their time and talent to support causes and communities around the globe. In our initial year hundreds of our employees volunteered and contributed a total of over 450 hours to 15 organizations in the global communities in which we do business.

From a total rewards perspective, Synchronoss offers a competitive compensation and benefits package, which we review and update each year. Our annual compensation planning coincides with our feedback cycle where employees and managers have performance conversations to facilitate learning and career development. As part of our compensation review program, we conduct pay equity analyses annually.

Corporate Information

We were incorporated in Delaware in 2000. Our principal offices are located at 200 Crossing Boulevard, Bridgewater, New Jersey. We completed our initial public offering in 2006, and our common stock is listed on the NASDAQ Global Select Market under the symbol "SNCR" and our Senior Notes as listed on the NASDAQ Global Select Market under the symbol "SNCRL."

Available Information

Our website is located at www.synchronoss.com and our investor relations website is located at https:// synchronosstechnologiesinc.gcs-web.com/. We have used, and intend to continue to use, our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The following filings are available through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"): Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and our Proxy Statement for our annual meeting of stockholders. These filings are also available for download free of charge on our investor relations website. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

Synchronoss and Synchronoss Personal Cloud**TM** and other trademarks of Synchronoss appearing in this Form 10-K are the property of Synchronoss. Other trademarks or service marks that may appear in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report are sometimes referred to without the ®, ™ and SM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves a high degree of risk. The following are certain risk factors that could affect our business, financial results and results of operations. You should carefully consider the following risk factors in connection with evaluating the forward-looking statements contained in this Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. The risks that we have highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operation could be negatively affected. In that case, the trading price of our securities could decline, and our investors may lose part or all of their investment.

Risk Factors Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

Operation Risks

- Our business may not generate sufficient cash flows from operations or future borrowings may not be available in amounts sufficient to enable us to fund liquidity needs or capital expenditures.
- Our revenue, earnings and profitability are affected by the length of our sales cycle, and a longer sales cycle could adversely affect our results of operations and financial condition.
- If we do not meet our revenue forecasts, we may be unable to reduce our expenses in a timely fashion to avoid or minimize harm to our results of operations.
- We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenue.
- We are subject to credit risk and other risks associated with our accounts receivable securitization facility.
- Fluctuations in foreign currency exchange rates could result in foreign currency transaction losses, which could harm our operating results and financial condition.
- We must recruit and retain our key management and other key personnel and our failure to recruit and retain qualified employees could have a negative impact on our business.
- Many of our products are complex and may contain defects that are detected only after deployment.
- Failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business.
- The quality of our support and services offerings is important to our customers and if we fail to meet out service level obligations under our service level agreements or otherwise fail to offer quality support and services, we would be subject to penalties and could lose customers.
- Our reliance on third-party providers for communications software, services, hardware and infrastructure exposes us to a variety of risks we cannot control.

- Downgrades in our credit ratings may increase our future borrowing costs, limit our ability to raise capital, cause our stock price to decline, any of which could have a material adverse impact on our business.
- Our insurance policies, including general liability, errors and omissions and cyber insurance, may not totally protect us.

Risks Related to our Business and Industry

- The financial and operating difficulties in the telecommunications sector may negatively affect our customers and our business.
- The success of our business depends on the continued growth in demand for connected devices and the continued availability of high-speed access to the Internet.
- The SaaS pricing model is evolving and our failure to manage its evolution and demand could lead to lower than expected revenue and profit.
- Our business depends substantially on customers renewing and expanding their subscriptions for our services. Any decline in our customer renewal and expansions would harm our operating results.
- The markets in which we market and sell our products and services are highly competitive, and if we do not adapt to rapid technological change, we could lose customers or market share, which could adversely affect our ability to sustain or grow revenue.
- Consolidation in the telecommunications, media, technology industry and other industries that we serve can reduce the number of actual and potential customers and adversely affect our business.
- If we do not maintain the compatibility of our services with third-party applications that our customers use in their business processes or if we fail to adapt our services to changes in technology or the marketplace, demand for our services could decline.

Legal, Regulatory and Compliance Risks

- Government regulation of the Internet and e-commerce and of the international exchange of certain information is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.
- Changes in laws, regulations or governmental policy applicable to our customers or potential customers may decrease the demand for our solutions or increase our costs.
- We collect, process, store, disclose and use personal information and other data, and our perceived failure to protect this information and data could damage our reputation and harm our business and operating results.
- If we are required to collect sales and use taxes on the services we sell in additional jurisdictions, we may be subject to liability for past sales and out future sales could decrease.

Risks Related to our Series B Preferred Stock, Senior Notes and Common Stock

- Our stock price may continue to experience significant fluctuations and could subject us to litigation.
- We have, and in the future may be, the target of stockholder derivative complaints or other securities related legal actions that could adversely affect our result of operations and our business.
- Other than payment of dividends on our previous Series A Preferred Stock and our current Series B Preferred Stock, we have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.
- Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, therefore depressing the trading price of our common stock.
- We have incurred (and expect to continue to incur) significant costs in connection with the restatement of previously issued consolidated financial statements.

- Our current or future debt securities or preferred equity securities, which would be senior to our common stock, may adversely affect the market price of our common stock.
- B. Riley Financial, Inc. and its affiliates have significant influence over us and may have conflicts of interest that arise out of future contractual relationships it or its affiliates may have with us.
- The Senior Notes are unsecured and therefore are effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.
- The Senior Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.
- The indenture under which the Senior Notes were issued contains limited protection for holders of the Senior Notes.
- An increase in market interest rates could result in a decrease in the value of the Senior Notes.
- A new 1% U.S. federal excise tax may be imposed upon us in connection with the redemptions by us of our Series B Non-Convertible Perpetual Preferred Stock or other redemptions or repurchases of our equity.
- Our common stock could be delisted from Nasdaq, which would seriously harm the liquidity of our common stock.

Operation Risks

Our business may not generate sufficient cash flows from operations, or future borrowings which may not be available to us, in amounts sufficient to enable us to fund our liquidity needs and capital expenditure requirements necessary to expand our operations and invest in new products which could reduce our ability to compete and could harm our business.

We cannot guarantee that we will be able to generate sufficient revenue or obtain enough capital to fund our capital expenditures, service our debt and execute on our business strategy. We may be more vulnerable to adverse economic conditions than our competitors and thus less able to withstand competitive pressures. We intend to continue to make substantial investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and enhancements to our platforms or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional capital, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. In addition, the terms of any future issued equity securities could entitle the holders of those equity securities to rights, preferences and privileges superior to those of holders of our securities. Furthermore, if we engage in additional debt financings, the holders of debt might have priority over the holders of our securities, and we may be required to accept terms that restrict our ability to incur additional indebtedness, including restrictive covenants relating to our capital raising activities and other financial and operational matters, including restricting our ability to pay dividends or make certain other restricted payment, sell assets, make certain investments and grant liens, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, including limitations to our total leverage ratio, any of which could harm our business, results of operations, and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our products and platforms,
- acquire complementary technologies, products or businesses,
- expand operations in the United States or internationally, or
- respond to competitive pressures or unanticipated working capital requirements.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited which may also require us to delay, scale back or eliminate some or all of our activities, which could have a material adverse effect on our business, results of operations and financial condition.

Our revenue, earnings and profitability are affected by the length of our sales cycle, and a longer sales cycle could adversely affect our results of operations and financial condition.

Our business is directly affected by the length of our sales cycles. Our customers' businesses are relatively complex and their purchase of the types of products and services that we offer generally involve a significant financial commitment, with attendant delays, frequently associated with large financial commitments and procurement procedures within an organization. In addition, as we continue to further penetrate the enterprise, and the size and complexity of our sales opportunities continue to expand, we have seen an increase in the average length of time in our sales cycles. The purchase of the types of products and services that we offer typically requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

We may experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

As a result of a variety of factors discussed in this report, many of which are out of our control, our operating results for a particular quarter is difficult to predict, especially in light of a challenging and inconsistent global macroeconomic environment and related market uncertainty. Our revenue may grow at a slower rate than in past periods or decline, as it has in the past, on a year-over-year basis. Our ability to meet financial expectations could also be adversely affected if the nonlinear sales pattern seen in some of our past quarters recurs in future periods. The timing of large orders can also have a significant effect on our business and operating results from quarter to quarter. From time to time, we receive large orders that have a significant effect on our operating results in the period in which the order is recognized as revenue. The timing of such orders is difficult to predict, and the timing of revenue recognition from such orders may affect period to period changes in revenue. As a result, our operating results could vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue. We plan our operating expense levels based primarily on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results being below expectations because we may not be able to quickly reduce these fixed expenses in response to short-term business changes. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results should not be relied on as an indication of our future performance. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. In addition, non-GAAP metrics we may disclose, such as Adjusted EBITDA, Invoiced Cloud Revenue, and any corresponding trends in such metrics should not be relied on as an indication that our GAAP results, such as net income (loss), will be similar or will follow the same trends. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Any of the above factors could have a material adverse impact on our operations and financial results.

We are subject to revenue recognitions standards and because we recognize revenue for certain products and services ratably over the term of customer agreements upturns or downturns in the value of signed contracts will not be fully and immediately reflected in our operating results and any changes in the standards could impact our business.

We offer certain of our products and services primarily through fixed or variable commitment contracts and recognize revenue ratably over the related service period, which typically ranges from twelve to twenty-four months. As a result, some portion of the revenue we report in each quarter is revenue from contracts entered into during prior periods. Consequently, a decline in signed contracts in any quarter will not be fully and immediately reflected in revenue for that quarter but may instead negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to offset this reduced revenue. Similarly, revenue attributable to an increase in contracts signed in a particular quarter will not be fully and immediately recognized, as revenue from new or renewed contracts is recognized ratably over the applicable service period. Because we incur certain sales costs at the time of sale, we may not recognize revenues from some customers despite incurring considerable expense related to our sales processes. Timing differences of this nature could cause our margins and profitability to fluctuate significantly from quarter to quarter. As we introduce new services or products, revenue recognition could become increasingly complex and require additional analysis and judgment. Additionally, for new contracts with existing customers, we may negotiate and revise previously used terms and conditions of our contracts with these customers and channel partners, which may also cause us to revise our revenue recognition policies. As our arrangements with customers change, we may be required to defer a greater portion of revenue into future periods, which could materially and adversely affect our financial results.

If we do not meet our revenue forecasts, we may be unable to reduce our expenses in a timely fashion to avoid or minimize harm to our results of operations.

Our revenues are difficult to forecast and are likely to fluctuate significantly from period to period, particularly as we continue to implement our business strategy. We base our operating expense and capital investment budgets on expected sales and revenue trends, and many of our expenses, such as office and equipment leases and personnel costs, will be relatively fixed in the short term and will increase over time as we make investments in our business. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into sales and actual revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results. In particular, delays, reductions in amount or cancellation of customers' contracts would adversely affect the overall level and timing of our revenues, and our business, results of operations and financial condition could be harmed. Due to the relatively fixed nature of many of our expenses, we may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. In the event we are unable to collect on our accounts receivable, it could negatively affect our cash flows, operating results and business.

We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

The Company's top five customers accounted for 73.4%, 68.2% and 68.0% of net revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Of these customers, Verizon accounted for more than 10% of our revenues in 2022, 2021, and 2020. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our major customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our common stock.

We are exposed to our customers' credit risk.

We are subject to the credit risk of our customers, and customers with liquidity issues may lead to credit losses for us. Most of our sales are on an open credit basis, with typical payment terms between 45 and 60 days in the United States and, because of local customs or conditions, longer payment terms in some markets outside the United States. We use various methods to screen potential customers and establish appropriate credit limits, but these methods cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect this change. We maintain reserves we believe are adequate to cover exposure for doubtful accounts. If we fail to adequately assess and monitor our credit risks, we could experience longer payment cycles, increased collection costs and higher bad debt expense. A decrease in accounts receivable resulting from an increase in bad debt expense could adversely affect our liquidity. Our exposure to credit risks may increase if our customers are adversely affected by a difficult macroeconomic environment, or if there is a continuation or worsening of the economic environment. Although we have programs in place that are designed to monitor and mitigate the associated risk, including monitoring of particular risks in certain geographic areas, there can be no assurance, especially during the COVID-19 pandemic, that these programs will be effective in reducing our credit risks or preventing us from incurring additional losses. Future losses, if incurred, could harm our business and have a material adverse effect on our business operating results and financial condition. Additionally, to the degree that the current or future credit markets make it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results, and financial condition.

We are subject to credit risk and other risks associated with our accounts receivable securitization facility (the "A/R Facility").

We entered into the A/R Facility with Norddeutsche Landesbank Girozentrale ("NLG") in June 2022 that permits borrowings of up to $15.0 million outstanding from time to time through June 2025 against our existing and future account receivables. As of December 31, 2022, there were no outstanding obligations under the A/R Facility.

The amounts available under the A/R Facility depend on the size of our accounts receivable. If these amounts are less than we forecast, this could negatively affect our expected borrowing capacity and our ability to satisfy any obligations as they become due.

The willingness of NLG to make advances to us is subject to customary conditions for financings of this nature. If we are unable to satisfy those conditions, NLG could refrain from providing financing to us, and we may experience a material and adverse loss of liquidity. The A/R Facility contains representations and warranties, affirmative and negative covenants, and events of default that are customary for financings of this type. If we breach certain of our debt covenants under the A/R Facility, we will be unable to utilize the full borrowing capacity under the A/R Facility and our lenders could require us to repay the debt immediately and could immediately take possession of the receivables securing such debt. In addition, because our Senior Notes and A/R Facility contain cross-default and cross-acceleration provisions with other debt, if any debtholder were to declare its loan due and payable as a result of a default, the holders of the Senior Notes or NLG, might be able to require us to pay those debts immediately.

If NLG terminates the A/R Facility, we may experience a material and adverse loss of our liquidity, which could have a material adverse effect on financial, results of operations and cash flows.

Due to the global nature of our operations, political or economic changes or other factors in a specific country or region could harm our operating results and financial condition.

We conduct significant sales and customer support operations in countries around the world. As such, our growth depends in part on our increasing sales into emerging countries. We also depend on, and many of our customers depend on, non-U.S. operations of our contract manufacturers, component suppliers and distribution partners. We continue to assess the sustainability of any improvements in these countries and there can be no assurance that our investments in these countries will be successful. Our future results could be materially adversely affected by a variety of political, economic or other factors relating to our operations inside and outside the United States, including impacts from global central bank monetary policy; issues related to the political relationship between the United States and other countries that can affect the willingness of customers in those countries to purchase products from companies headquartered in the United States; business interruptions resulting from regional or larger scale conflicts or geo-political actions; the impact of the COVID-19 or other public health epidemics or concerns on our customer's component suppliers, and the challenging and inconsistent global macroeconomic environment, any or all of which could have a material adverse effect on our operating results and financial condition, including, among others things:

- current or future supply chain interruptions;
- foreign currency exchange rates;
- political or social unrest or instability;
- economic instability or weakness, including inflation, or natural disasters in a specific country or region, including the current economic or health challenges in China and global economic ramifications of Chinese economic difficulties;
- environmental and trade protection measures and other legal and regulatory requirements, some of which may affect our ability to import our products, to export our products from, or sell our products in various countries;
- political considerations that affect service provider and government spending patterns;
- health or similar issues and the responses thereto, such as a pandemic or epidemic, including the COVID-19 pandemic and responses taken thereto;
- natural disasters, terrorism, war or other military conflict, including effects of the ongoing conflict between Russia and Ukraine, and the possibility of a wider European or global conflict, and global sanctions imposed in response thereto, telecommunication and electrical failures;
- difficulties in staffing and managing international operations; or
- adverse tax consequences, including imposition of withholding or other taxes on our global operations.

Concerns over economic recession, the COVID-19 pandemic, interest rate increases and inflation, supply chain delays and disruptions, policy priorities of the U.S. presidential administration, trade wars, unemployment, or prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, concern over geopolitical issues may also contribute to prolonged market volatility and instability. For example, the conflict between Russia and Ukraine could continue to lead to disruption, instability and volatility in global markets and industries. The U.S. government and governments in other jurisdictions have imposed severe economic sanctions and export controls against Russia and Russian interests, have removed Russia from the Society for Worldwide Interbank Financial Telecommunication system, and have threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is unknown.

Fluctuations in foreign currency exchange rates could result in foreign currency transaction losses, which could harm our operating results and financial condition.

We consider the U.S. dollar to be our functional currency. However, given our international operations we currently have, and expect to have in the future, revenue and expenses and related assets and liabilities denominated in foreign currencies. Foreign currency transaction exposure results primarily from transactions with customers or vendors denominated in currencies other than the functional currency of the entity in which we record the transaction. Any fluctuation in the exchange rate of these foreign currencies may positively or negatively affect our business and operating results. We face exposure to movements in foreign currency exchange rates due to the fact that we have non-U.S. dollar denominated revenue worldwide. Furthermore, volatile market conditions arising from impacts from the COVID-19 pandemic, the conflict in Ukraine and other macroeconomic conditions may result in significant fluctuations in exchange rates. Weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency denominated revenue and positively affects the U.S. dollar value of our foreign currency denominated expenses. For example, in 2022, as the U.S. dollar strengthened against several currencies, including the British pound, these foreign exchange impacts reduced our reported revenue in U.S. dollars on a constant currency basis. If foreign currencies were to weaken or strengthen relative to the U.S. dollar, we might elect to raise or lower our international pricing, which could potentially impact demand for our services. Alternatively, we might opt not to adjust our international pricing as a result of fluctuations in foreign currency exchange rates, which could potentially have a positive or negative impact on our results of operations and financial condition. Similarly, our financial performance may be impacted by fluctuations in currency exchange rates when it comes to our non-U.S. dollar denominated expenses. The third-party vendors and suppliers to whom we owe payments for non-U.S. dollar denominated expenses may or may not decide to adjust their pricing to reflect fluctuations in foreign currency exchange rates. If there continues to be volatility in foreign currency exchange rates, we will continue to experience fluctuations in our operating results due to revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability, and the translation of our non-U.S. denominated revenue and expenses into U.S. dollars may affect the year-over-year comparability of our operating results.

We may be able to incur substantially more debt, which could have important consequences to investors.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Senior Notes does not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the Senior Notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization or dissolution. This may have the effect of reducing the amount of proceeds paid to investors. Incurrence of additional debt would also further reduce the cash available to invest in operations, as a result of increased debt service obligations. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our level of indebtedness could have important consequences to investors, because:

- it could affect our ability to satisfy our financial obligations, including those relating to the Senior Notes;
- a substantial portion of our cash flows from operations would have to be dedicated to interest and principal payments and may not be available for operations, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional debt or equity financing in the future;
- it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the Senior Notes, we could be in default on the Senior Notes, and this default could cause us to be in default on other indebtedness, to the extent outstanding. Conversely, a default under any other indebtedness, if not waived, could result in acceleration of the debt outstanding under the related agreement and entitle the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. In addition, such default or acceleration may result in an event of default and acceleration of other indebtedness of the Company, entitling the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. If a judgment is obtained by any such holders, such holders could seek to collect on such judgment from the assets of the Company. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

However, no event of default under the Senior Notes would result from a default or acceleration of, or suit, other exercise of remedies or collection proceeding by holders of, our other outstanding debt, if any. As a result, all or substantially all of our assets may be used to satisfy claims of holders of our other outstanding debt, if any, without the holders of the Senior Notes having any rights to such assets.

We may make investments in new products and services that may not be profitable.

We intend to continue to make investments to support our business growth, including expenditures to develop new services or enhance our existing services, enhance our operating infrastructure, market and sell our product offerings and acquire complementary businesses and technologies. These endeavors may involve significant risks and uncertainties and could lead to a misapplication of our resources. These new investments are inherently risky and may involve distracting management from current operations, create greater than expected liabilities and expenses, provide us with an inadequate return on capital, include other unidentified risks and, ultimately, may generally not be successful. Further, our ability to effectively integrate new services and investments into our business may affect our profitability. Significant delays in new releases or significant problems in creating new products or services could adversely affect our revenue and financial performance.

We must recruit and retain our key management and other key personnel and our failure to recruit and retain qualified employees could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our senior management and other key personnel to generate business and execute programs successfully. In addition, the relationships and reputation that these individuals have established and maintain with our customers and within the industries in which we operate contribute to our ability to maintain good relations with our customers and others within those industries. The loss of any members of senior management or other key personnel could materially impair our ability to identify and secure new contracts and otherwise effectively manage our business. In order to attract and retain executives and other key employees in a competitive marketplace, we must provide a competitive compensation package, including cash- and equity-based compensation. If we do not obtain the stockholder approval needed to continue granting equity compensation in a competitive manner, our ability to attract, retain, and motivate executives and key employees could be weakened. Further, in the technology industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may be unable to attract or retain qualified personnel because their salaries and other compensation may increase to levels that we are unwilling or unable to provide. Competition for qualified personnel at times can be intense and as a result we may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our ability to meet our commitments and new product delivery objectives. If we are unable to maintain or expand our direct sales capabilities, we may not be able to generate anticipated revenues. In addition, if we are unable to maintain or expand our product development capabilities, we may not be able to meet our product development goals. Further, we rely on the expertise and experience of our senior management team. Although we have employment agreements with our executive officers, none of them or any of our other management personnel is obligated to remain employed by us. The loss of services of any key management personnel could lower productive output, interrupt our strategic vision and make it more difficult to pursue our business goals successfully.

Our performance and growth depend on our ability to generate customer referrals and to develop referenceable customer relationships that will enhance our sales and marketing efforts. A failure to accomplish these objectives could materially harm our business.

In our business, we depend on end-users of our solutions to generate customer referrals for our services. We also depend on members of the communications industry, financial institutions, legal service providers and other third parties who use our services to recommend them to a larger customer base than we can reach through our direct sales and internal marketing efforts. These referrals are an important source of new customers for our services and generally are made without expectation of compensation. We intend to continue to focus our marketing efforts on these referral partners in order to expand our reach and improve the efficiency of our sales efforts. We also recognize that having respected, well known, market-leading customers who have committed to deploy our solutions within their organizations will support our marketing and sales efforts, as these customers can act as references for us and our product offerings. Our ability to establish and maintain these customer relationships is important to our future profitability. The willingness of these types of customers to provide referrals or serve as anchor or reference customers depends on a number of factors, including the performance, ease of use, reliability, reputation and cost-effectiveness of our services as compared to those offered by our competitors, as well as the internal policies of these customers. We may not be able to cultivate or maintain the relationships with customers that are necessary to develop those customer relationships into referenceable accounts.

The loss of any of our significant referral sources, including our anchor customers, or a decline in the number of referrals we receive or anchor customers that we generate could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, potentially lead to a decline in our revenue, slow our growth and generally have a material adverse effect on our business, results of operations and financial condition. In addition, the revenue we generate from our referral and anchor relationships may vary from period to period.

Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, our reputation or market acceptance of our products and services may be harmed.

Our products are highly complex, and we cannot assure customers that our extensive product development, production and integration testing is, or will be, adequate to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against us. Our products and services may contain undetected errors or scalability limitations at any point in their lives, but particularly when first introduced or as new versions are released. As a result, we might have to replace certain components and/or provide remediation in response to the discovery of defects in products that have been supplied to customers. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by customers or customers' end users and other losses to us or to our customers or end users. These occurrences could also result in the loss of or delay in market acceptance of our products, in the loss of sales, or in the need to create provisions, which would harm our business and adversely affect our revenues and profitability.

Failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business.

Maintaining the confidentiality, integrity and availability of our systems, software and solutions is an issue of critical importance for us and for our customers and users who rely on our systems to store and exchange large volumes of information, much of which is proprietary and confidential. There appears to be an increasing number of individuals, governments, groups and computer "hackers" developing and deploying a variety of destructive software programs (such as viruses, worms and other malicious software) that could attack our computer systems or solutions or attempt to infiltrate our systems. We make significant efforts to maintain the confidentiality, integrity and availability of our systems, solutions and source code. Despite significant efforts to create security barriers, it is virtually impossible for us to mitigate this risk entirely because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not recognized until launched against a target. Like all software solutions, our software is vulnerable to these types of attacks. An attack of this type could disrupt the proper functioning of our software solutions, cause errors in the output of our customers' work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers, and other destructive outcomes. If an actual or perceived breach of our security were to occur, our reputation could suffer, customers could stop buying our solutions and we could face lawsuits and potential liability, any of which could cause our financial performance to be negatively impacted. Though we maintain professional liability insurance that may be available to provide coverage if a cybersecurity incident were to occur, there can be no assurance that insurance coverage will be available or that available coverage will be sufficient to cover losses and claims related to any cybersecurity incidents we may experience.

There is also a danger of industrial espionage, cyber-attacks, misuse or theft of information or assets (including source code), or damage to assets by people who have gained unauthorized access to our facilities, systems or information, which could lead to the disclosure of portions of our source code or other confidential information, improper usage and distribution of our solutions without compensation, illegal or inappropriate usage of our systems and solutions, jeopardizing of the security of information stored in and transmitted through our computer systems, manipulation and destruction of data, defects in our software and downtime issues. More generally, the COVID-19 pandemic has increased attack opportunities available to criminals, as they attempt to profit from disruptions and the resulting shift in companies and individuals working remotely and online, as well as the increase in electronic payments, e-commerce, and other online activity. While the Company does not currently have operations in areas experiencing rising political conflict and uncertainty, there is an increased likelihood that escalation of tensions could result in cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. As such, the risk of cybersecurity incidents is increasing, and we cannot provide assurances that our preventative efforts will be successful. Although we actively employ measures to combat unlicensed copying, access and use of our facilities, systems, software and intellectual property through a variety of techniques, preventing unauthorized use or infringement of our rights is inherently difficult. The occurrence of an event of this nature could adversely affect our financial results or could result in significant claims against us for damages. Further, participating in either a lawsuit to protect against unauthorized access to, usage of or disclosure of any of our solutions or any portion of our source code or the prosecution of an individual in connection with a cybersecurity breach could be costly and time-consuming and could divert management's attention and adversely affect the market's perception of us and our solutions. A number of core processes, such as software development, sales and marketing, customer service and financial transactions, rely on our IT, infrastructure and applications. Defects or malfunctions in our IT infrastructure and applications could cause our service offerings not to perform as our customers expect, which could harm our reputation and business. In addition, malicious software, sabotage and other cybersecurity breaches of the types described above could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately downtimes, recovery costs and customer claims, any of which could have a significant negative impact on our business, financial position, profitability and cash flows.

The confidentiality, integrity and availability of our systems could also be jeopardized by a breach of our internal controls and policies by our employees, consultants or subcontractors having access to our systems. If our systems fail or are breached as a result of a third-party attack or an error, violation of internal controls or policies or a breach of contract by an employee, consultant or subcontractor that results in the unauthorized use or disclosure of proprietary or confidential information or customer data (including information about the existence and nature of the projects and transactions our customers are engaged in), we could lose business, suffer irreparable damage to our reputation and incur significant costs and expenses relating to the investigation and possible litigation of claims relating to such event. We could be liable for damages, penalties for violation of applicable laws or regulations and costs for remediation and efforts to prevent future occurrences, any of which liabilities could be significant. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Furthermore, litigation, regardless of its outcome, could result in a substantial cost to us and divert management's attention from our operations. Any significant claim against us or litigation involving us could have a material adverse effect on our business, financial condition and results of operations.

We have implemented a number of security measures designed to ensure the security of our information, IT resources and other assets. Nonetheless, unauthorized users could gain access to our systems through cyber-attacks and steal, use without authorization and sabotage our intellectual property and confidential data. Any security breach, misuse of our IT systems or theft of our or our customers' intellectual property or data could lead to customer losses, non-renewal of customer agreements, loss of production, recovery costs or litigation brought by customers or business partners, any of which could adversely impact our cash flows and reputation and could have an adverse impact on our disclosure controls and procedures.

Despite our efforts to protect our intellectual property, unauthorized third parties may attempt to copy our technology or to develop products or solutions with the same or similar functions, which infringe upon our rights. Pursuing these potential violations of Synchronoss' intellectual property rights is difficult and costly. Our competition may also independently develop technology equivalent to ours and our intellectual property rights may not be sufficient to prevent them from marketing and selling those products which incorporate such technology, which could have a material adverse effect on our ability to compete in the marketplace.

Failures or interruptions of our systems and services could materially harm our revenues, impair our ability to conduct our operations and damage relationships with our customers.

Our success depends on our ability to provide reliable services to our customers and process a high volume of transactions in a timely and effective manner. Although we operate disaster recovery solutions and maintain backup systems, our network operations are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, war or other military conflict, including escalation of ongoing political conflicts and similar events. A catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our business, operating results and financial condition could be adversely affected. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of, among other things:

- damage to, or failure of, our computer software or hardware or our connections and outsourced service arrangements with third parties;
- errors in the processing of data by our systems;
- computer viruses or software defects;
- physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;
- fire, cybersecurity attack, terrorist attack or other catastrophic event;
- increased capacity demands or changes in systems requirements of our customers; or
- errors by our employees or third-party service providers.

We rely on various systems and applications to support our internal operations, including our billing, financial reporting and customer contracting functions. The availability of these systems and applications is essential to us and delays, disruptions or performance problems may adversely impact our ability to accurately bill our customers, report financial information and conduct our business, or cause us to suffer reputational harm, delays in product development, lack of products provided to our customers, breaches of data security and loss of critical data. Any failure or interruption of our systems and services could also prevent us from fulfilling customer orders or maintaining certain service level requirements, particularly in respect of our software as a service ("SaaS") and hosted offerings.

Additionally, we may choose to replace or implement changes to these systems, including substituting traditional systems with cloud-based solutions, which could be time-consuming and expensive, and which could result in delays in the ongoing operational processes these software solutions support. Further, our cloud-based solutions may experience disruptions and outages that are beyond our control as we rely on third-party vendors to support these solutions and assure their continued availability. We have also acquired a number of companies, products, services and technologies over the last several years. While we make significant efforts to address any IT security issues with respect to our acquisitions, we may still inherit certain risks when we integrate these acquisitions. In addition, our business interruption insurance may be insufficient to compensate us for losses or liabilities that may occur. Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations.

The quality of our support and services offerings is important to our customers and if we fail to meet our service level obligations under our service level agreements or otherwise fail to offer quality support and services, we would be subject to penalties and could lose customers.

Our customers generally depend on our service organization to resolve issues relating to the use of our solutions. A high level of support is critical for the successful marketing and sale of our solutions. If we are unable to provide a level of support and service to meet or exceed the expectations of our customers, we could experience:

- loss of customers and market share;
- difficulty attracting or the inability to attract new customers, including in new geographic regions; and
- increased service and support costs, and a diversion of resources.

Any of the above results would likely have a material adverse impact on our business, revenue, results of operations, financial condition and reputation. In addition, we have service level agreements with many of our customers under which we guarantee specified levels of service availability. These arrangements involve the risk that we may not have adequately estimated the level of service we will in fact be able to provide. The importance of high-quality customer support will increase as we expand our business and pursue new enterprise customers. If we fail to meet our service level obligations under these agreements, we would be subject to penalties, which could result in higher than expected costs, decreased revenues and decreased operating margins. We could also lose customers.

Our reliance on third-party providers for communications software, services, hardware and infrastructure exposes us to a variety of risks we cannot control.

Our success depends on software, equipment, network connectivity and infrastructure hosting services supplied by, or leased from, our vendors and customers. In addition, we rely on third-party vendors to perform a substantial portion of our exception handling services. We may not be able to continue to purchase the necessary software, equipment and services from vendors on acceptable terms or at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors and customers, we may lose customers and experience an increase in costs in seeking alternative supplier services. Further, any changes in our third-party vendors could detract from management's ability to focus on the ongoing operations of our business or could cause delays in the operations of our business. Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties, including our vendors and customers that are used by our technology interoperability services, network services, number portability services, call processed services and enterprise solutions. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether those third parties will upgrade or improve their software, equipment and services to meet our and our customers' evolving requirements. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of services to us in the future, our operations could be severely interrupted. In addition, rapid changes in the communications industry have led to industry consolidation. This consolidation may cause the availability, pricing and quality of the services we use to vary and could lengthen the amount of time it takes to deliver the services that we use.

Any damage to, or failure or capacity limitations of, our systems and our related network could result in interruptions in our service that could cause us to lose revenue, issue credits or refunds or could cause our customers to terminate their subscriptions for our services, in each case adversely affecting our renewal rates. Since our customers use our service for important aspects of their businesses, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers' businesses. As a result, we may lose revenue, issue credits or refunds, or customers could elect not to renew our services or delay or withhold payments to us. We could also lose future sales or customers may make claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense or risk of litigation. Additionally, third-party software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until any discovered problems are corrected and, in some cases, may need to implement enhancements or modifications to correct errors that we do not detect until after deployment of our services. In addition, problems with the third-party software underlying our services could result in:

- damage to our reputation;
- loss of or customers or delayed revenue;
- warranty claims or litigation;

- loss of or delayed market acceptance of our services, or
- unexpected expenses and diversion of resources to remedy errors.

Interruptions or delays in our service due to problems with our third-party web hosting facilities or other third-party service providers could adversely affect our business.

We rely on third parties for the maintenance of certain of the equipment running our solutions and software at geographically dispersed hosting facilities with third parties. If we are unable to renew, extend or replace our agreements with any of our third-party hosting facilities, we may be unable to arrange for replacement services at a similar cost and in a timely manner, which could cause an interruption in our service. We do not control the operation of these third-party facilities, each of which may be subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures or similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism or similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster, cessation of operations by our third-party web hosting provider or a third party's decision to close a facility without adequate notice or other unanticipated problems at any facility could result in lengthy interruptions in our service. In addition, the failure by these facilities to provide our required data communications capacity could result in interruptions in our service.

We may seek to acquire companies or technologies, form joint ventures or make investments in other companies or technologies, which could disrupt our ongoing business, disrupt our management and employees, dilute our stockholders' ownership, increase our debt, and adversely affect our results of operations.

We have made, and in the future intend to form joint ventures, make acquisitions of and investments in companies, technologies or products in existing, related or new markets for us that we believe may enhance our market position or strategic strengths. However, we cannot be sure that any acquisition or investment will ultimately enhance our products or strengthen our competitive position. Acquisitions involve numerous risks, including but not limited to:

- diversion of management's attention from other operational matters;
- inability to identify acquisition candidates on terms acceptable to us or at all, or inability to complete acquisitions as anticipated or at all;
- inability to realize anticipated benefits or commercialize purchased technologies;
- exposure to operational risks, rules and regulations to the extent such activities are located in countries where we have not historically done business;
- unknown, underestimated and/or undisclosed commitments or liabilities;
- incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill;
- dilution of ownership of our current stockholders if we issue shares of our common stock;
- higher than expected transaction costs; and
- ineffective integration of operations, technologies, products or employees of the acquired companies.

In addition, acquisitions may disrupt our ongoing operations, increase our expenses and/or harm our results of operations or financial condition. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt (which may reduce our cash available for operations and other uses), an increase in contingent liabilities or an increase in amortization expense related to identifiable assets acquired, each of which could materially harm our business, financial condition and results of operations.

Our employee retention and hiring may be adversely impacted by immigration restrictions and related factors.

Competition for skilled personnel is intense in our industry and any failure on our part to hire and retain appropriately skilled employees could harm our business. Our ability to hire and retain skilled employees is impacted, at least in part, by the fact that a portion of our professional workforce in the United States is comprised of foreign nationals who are not United States citizens. In order to be legally allowed to work for us, these individuals generally hold immigrant visas (which may or may not be tied to their employment with us) or green cards, the latter of which makes them permanent residents in the United States. The ability of these foreign nationals to remain and work in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations or procedures could adversely affect our ability to hire or retain these skilled employees and could affect our costs of doing business and our ability to deliver services to our customers. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we were unable to hire or no longer able to retain a skilled worker who is a foreign national. Employing foreign nationals may require significant time and expense and our foreign national employees may choose to leave after we have made this investment. While a foreign national who is working under an immigrant visa tied to his or her employment by us may be less likely to choose to leave our Company than a similarly situated employee who is a United States national or a green card holder (as leaving our employ could mean also having to leave the United States), this may not always be the case. Additionally, many of our foreign national employees hold green cards, which means that they have greater flexibility to leave our Company without facing the risk of also having to leave the United States.

Economic, political and market conditions can adversely affect our results of operations, financial condition and business.

Our business is influenced by a range of factors that are beyond our control and that we have no comparative advantage in forecasting. These include but are not limited to general economic and business conditions, the overall demand for cloud-based products and services, general political developments and currency exchange rate fluctuations. Economic uncertainty, including interest rate increases and inflation, may exacerbate negative trends in consumer spending and may negatively impact the businesses of certain of our customers, which may cause a reduction in their use of our platforms or increase the likelihood of defaulting on their payment obligations, and therefore cause a reduction in our revenues. These conditions and uncertainty about future economic conditions may make it challenging for us to forecast our operating results, make business decisions and identify the risks that may affect our business, financial conditions and results of operations and may result in a more competitive environment, resulting in possible pricing pressures. Our business could be affected by acts of war or other military actions, terrorism, natural disasters and the widespread outbreak of infectious diseases. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on our business.

The COVID-19 pandemic has created significant uncertainty in the global economy. The COVID-19 pandemic and health measures taken by governments and private industry in response to the pandemic, including stay-at-home orders, restrictions on business operations, and travel restrictions, have had significant negative effects on the economy, including disruptions impacting various supply chains. Continued uncertainty about the pandemic, associated economic consequences, and potential relief measures may have a long-term adverse effect on the economy, our sellers, customers, suppliers, and our business. For example, we are currently subletting some of our office space. An economic downturn or our work from home practices may cause us to need less office space than we are contractually committed to leasing and prevent us from finding subtenants for such unused office space, causing us to pay for unused office space. Rising tensions in the geopolitical climate, including effects of the ongoing conflict between Russia and Ukraine, and the possibility of a wider European or global conflict, and global sanctions imposed in response thereto, have created significant uncertainty in the global economy. These or any further political or governmental developments or health concerns in countries could result in social, economic and labor instability. If, as a result of such events, we experience a reduction in demand for our products, platforms or services, or the supply of products or components to our customers, our business, results of operations and financial condition may be materially and adversely affected.

Downgrades in our credit ratings may increase our future borrowing costs, limit our ability to raise capital, cause our stock price to decline or reduce analyst coverage, any of which could have a material adverse impact on our business.

Credit rating agencies review their ratings periodically and, therefore, the credit rating assigned to us by each of the rating agencies may be subject to revision at any time. Factors that can affect our credit ratings include changes in our operating performance, the economic environment, our financial position, conditions in and periods of disruption in any of our principal markets and changes in our business strategy. If weak financial market conditions or competitive dynamics cause any of these factors to deteriorate, we could see a reduction in our corporate credit rating. Since investors, analysts and financial institutions often rely on credit ratings to assess a company's creditworthiness and risk profile, make investment decisions and establish threshold requirements for investment guidelines, our ability to raise capital, our access to external financing, our stock price and analyst coverage of our stock could be negatively impacted by a downgrade to our credit rating.

Our insurance policies, including general liability, errors and omissions, directors' and officers' insurance and cyber insurance may not totally protect us.

We cannot assure that our existing general liability insurance coverage, coverage for errors and omissions, directors' and officers' insurance and cyber liability insurance will continue to be available on acceptable terms in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Industry

The financial and operating difficulties in the telecommunications sector may negatively affect our customers and our company.

The telecommunications sector has at times faced significant challenges resulting from significant changes in technology and consumer behavior, excess capacity, poor operating results and financing difficulties. The sector's financial status has also at times been uncertain and access to debt and equity capital has been seriously limited. The impact of these events on us could include slower collection on accounts receivable, higher bad debt expense, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers, which will put our customers and operating performance at risk. In addition, because we operate in the communications sector, we may also be negatively impacted by limited access to debt and equity capital.

The ongoing COVID-19 pandemic and measures intended to prevent its spread may have a material and adverse effect on our business and results of operations.

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the pandemic has significantly increased economic uncertainty and reduced economic activity. The pandemic has resulted in government authorities and businesses implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, school closures, and business limitations and shutdowns. As a result, our supply chain, financial condition, revenues, profitability and cash flows could be adversely affected.

The pandemic has caused us to modify our business practices to help minimize the risk of the virus to our employees, our customers, and the communities in which we participate, which could negatively impact our business. These measures include temporarily requiring employees to work remotely, suspending all non-essential business travel for our employees, limiting external guests visiting our offices, and canceling, postponing, or holding meetings and events virtually. Given the continually evolving situation, there is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the virus.

The extent to which the COVID-19 pandemic impacts our business, results of operations, and financial condition will depend on developments that continue to be highly uncertain and difficult to predict, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the availability, distribution and efficacy of vaccines, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, we may experience material and adverse impacts to our business as a result of the virus's global economic impact, including the availability of credit, bankruptcies or insolvencies of customers, and recession or economic downturn.

There are no comparable recent events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations and heighten many of the known risks described throughout this Risk Factors section.

If we do not continue to improve our operational, financial and other internal controls and systems to manage our growth and size, our business, results of operations and financial condition could be adversely affected.

Our historic and anticipated growth will continue to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls. In particular, our growth will increase the challenges involved in:

- recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that our business model requires;
- maintaining high levels of customer satisfaction;
- developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems;
- preserving our culture, values and entrepreneurial environment; and

- effectively managing our personnel and operations and effectively communicating to our personnel worldwide our core values, strategies and goals.

In addition, the increasing size and scope of our operations increase the possibility that a member of our personnel will engage in unlawful or fraudulent activity, breach our contractual obligations, or otherwise expose us to unacceptable business risks, despite our efforts to train our people and maintain internal controls to prevent such instances. If we do not continue to develop and implement the right processes and tools to manage our enterprise, our business, results of operations and financial condition could be adversely affected.

The success of our business depends on the continued growth in demand for connected devices and the continued availability of high-speed access to the Internet.

The future success of our business depends upon the continued growth in demand for connected devices and business transactions on the Internet, and on our customers having high-speed access to the Internet, as well as the continued maintenance and development of the Internet infrastructure. While we believe the market for connected devices will continue to grow for the foreseeable future, we cannot accurately predict the extent to which demand for connected devices will increase, if at all. In particular, the ongoing COVID-19 pandemic has caused disruptions in various supply chains. If the demand for connected devices were to slow down or decline or the supply of connected devices to our customers is impacted for any reason, such as COVID-19 or other public health epidemics or concerns, our business and results of operations may be adversely affected. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition. To the extent the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our business, results of operation and financial condition.

Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses," "worms" or other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, the growth of our business and operating results may be adversely affected.

The SaaS pricing model is evolving and our failure to manage its evolution and demand could lead to lower than expected revenue and profit.

We derive a portion of our revenue growth from subscription offerings and specifically SaaS offerings. This business model depends heavily on achieving economics of scale due to the initial upfront investment, and the associated revenue is recognized on a ratable basis. Our customers typically have no contractual obligation to renew their subscriptions after completion of their then-current subscription term. We may be unable to predict future customer renewal rates accurately. Our renewal rates may decline or fluctuate as a result of a number of actors, including our customers' level of satisfaction with our offerings, our offerings' inability to integrate with new or changing technologies, the prices of our offerings, competing products, reductions in our customers' spending levels or general, industry-specific or local economic conditions. If we fail to achieve appropriate economics of scale or if we fail to manage or anticipate the evolution and demand of the SaaS pricing model, then our business and operating results could be adversely affected.

Because subscription revenue related to our SaaS offerings is typically recognized ratably over time, we expect to experience near-term revenue growth as more customers move to our SaaS subscriptions. If the Company does not achieve near term growth, we may not be able to adjust our cost structure in response to changes in subscription agreements in a period. Also, since revenue from SaaS subscriptions is recognized over the term of their subscriptions, it is difficult for us to rapidly increase revenue through additional sales in any period. We forecast our future revenue and operating results and provide financial projections based on a number of assumptions, including a forecasted rate of subscription bookings. In addition, our subscription based offerings may be invoiced over multiple reporting periods, which could subject us to additional collection and credit risks, particularly if a customer does not plan to renew these subscriptions. If any of our assumptions about our business model or the estimated subscriptions are incorrect, our revenue and operating results may be impacted and could vary materially from those we provide as guidance or from those anticipated by investors and analysts. If we are unable to manage our SaaS pricing model in light of the foregoing risks and uncertainties, our business, results of operations and financial condition would be negatively impacted.

Our business depends substantially on customers renewing and expanding their subscriptions for our services. Any decline in our customer renewals and expansions would harm our future operating results.

We enter into subscription agreements with certain of our customers that are generally one to two years. As a result, maintaining the renewal rate of those subscription agreements is critical to our future success. We cannot provide assurance that any of our customer agreements will be renewed, as our customers have no obligation to renew their subscriptions for our services after the expiration of the initial term of their agreements. The loss of any customers that individually or collectively account for a significant amount of our revenues would have a material adverse effect on our results of operations or financial condition. Additionally, our customer's consumers may become dissatisfied with their current service provider and may switch to another provider. In the event that there is substantial subscriber migration from our existing customers to service providers with which we do not have relationships, the fees that we receive on a per-subscriber basis, and the related revenue, including search and digital advertising revenue, could decline. If our renewal rates are lower than anticipated or decline for any reason, if customers renew on terms less favorable to us, or if there's a substantial subscriber migration from our customers, our revenue may decrease, and our profitability and gross margin may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to compete successfully with existing or new competitors, our business could be harmed.

If we fail to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. The industries in which we operate are highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house departments of our OEMs and communications services companies' customers. Rapid technological changes, such as advancements in software integration across multiple and incompatible systems, and economies of scale may make it more economical for CSPs, MSOs or OEMs to develop their own in-house processes and systems, which may render some of our products and services less valuable or, eventually, obsolete. Our competitors include firms that provide comprehensive information systems and managed services solutions, BYOD providers, systems integrators, clearinghouses and service bureaus. Many of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources and strong name recognition.

Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our current or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their products. These relationships and alliances may also result in transaction pricing pressure, which could result in large reductions in the selling prices of our products and services. Our competitors or our customers' in-house solutions may also provide services at a lower cost, significantly increasing pricing pressure on us. We may not be able to offset the effects of this potential pricing pressure. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition. In particular, a failure to offset competitive pressures brought about by competitors or in-house solutions developed by our customers could result in a substantial reduction in or the outright termination of our contracts with some of our customers, which would have a significant, negative and material impact on our business, results of operations and financial condition.

The markets in which we market and sell our products and services are highly competitive, and if we do not adapt to rapid technological change, we could lose customers or market share, which could adversely affect our ability to sustain or grow revenue.

The industries we serve are characterized by rapid technological change and frequent new service offerings and are highly competitive with respect to the need for innovation. The industries also demand frequent and, at times, significant technology upgrades and changes. Significant technological upgrades and changes could make our technology and services obsolete, less marketable or less competitive. We must adapt to these rapidly changing markets by continually improving the features, functionality, reliability and responsiveness of our products and services, and by developing new features, services and applications to meet changing customer needs and further address the markets we serve. Our ability to take advantage of opportunities in the markets we serve may require us to invest in development and incur other expenses well in advance of our ability to generate revenues from these offerings or services. We may not be able to timely adapt to these challenges or respond successfully or in a cost-effective way and we will not have the resources to invest in all existing and potential technologies. As a result, we expect to concentrate our resources on those technologies that we believe have or will achieve substantial customer acceptance and in which we will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, our choices for developing technologies may prove incorrect if customers do not adopt the products that we develop or if those technologies ultimately prove to be unviable. Our failure to successfully adapt would adversely affect our ability to compete and retain customers and/or market share and could adversely affect our ability to sustain or grow revenue. Our revenues and operating results will depend, to a significant extent, on our ability to maintain a product portfolio and service capability that is attractive to our current and future customers; to enhance our existing products; to continue to introduce new products successfully and on a timely basis; and to develop new or enhance existing tools for our services offerings. The development of new technologies remains a significant risk to us, due to the efforts that we still need to make to achieve technological feasibility, due to rapidly changing customer markets; and due to significant competitive threats. In addition, as we expand our service offerings, we may face competition from new and existing competitors. It is also possible that our customers could decide to create, invest in or collaborate in the creation of competitive products that might limit or reduce their need for our products, services and solutions. Further, we may experience delays in the development of one or more features of our offerings, which could materially reduce the potential benefits to us providing these services. In addition, our present or future service offerings may not satisfy the evolving needs of the industry in which we operate. If we are unable to anticipate or respond adequately to these evolving market needs, due to resource, technological or other constraints, our business and results of operations could be harmed. In addition, the arrival of new market entrants could reduce the demand for our services or cause us to reduce our pricing, resulting in a loss of revenue and adversely affecting our business, results of operations and financial condition. Also, the use of internal technologies, developed by our customers or their advisers, could reduce the demand for our services, result in pricing pressures or cause a reduction in our revenue. If we fail to manage these challenges adequately, our business, results of operations and financial condition could be adversely affected.

Consolidation in the telecommunications, media and technology industry or the other industries that we serve can reduce the number of actual and potential customers and adversely affect our business.

There has been, and there continues to be, merger, acquisition and consolidation activity among our customers. Mergers, acquisitions or consolidations of companies in the communications industry or other industries that we serve, have reduced and may continue to reduce the number of our customers and potential customers for our solutions, resulting in a smaller market for our services, which could have a material adverse impact on our business and results of operations. In addition, it is possible that the larger institutions that result from mergers or consolidations could themselves perform some or all of the services that we currently provide or could provide in the future. Should one or more of our significant customers acquire, consolidate or enter into an alliance with an entity or decide to either use a different service provider or to manage its transactions internally, this could have a negative material impact on our business. Any such consolidations, alliances or decisions to manage transactions internally may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which would have a material adverse effect on our business. We may not be able to offset the effects of any price reductions. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline.

The success of our business depends on our ability to achieve or sustain market acceptance of our services and solutions at desired pricing levels.

Our competitors and customers may cause us to reduce the prices we charge for our services and solutions. Our current or future competitors may offer our customers services at reduced prices or bundling and pricing services in a manner that may make it difficult for us to compete. Customers with a significant volume of transactions may attempt to use this leverage in pricing negotiations with us. Also, if our prices are too high, current or potential customers may find it economically advantageous to handle certain functions internally instead of using our services. We may not be able to offset the effects of any price reductions by increasing the number of transactions we handle or the number of customers we serve, by generating higher revenue from enhanced services or by reducing our costs. If these or other sources of pricing pressure cause us to reduce the pricing of our service or solutions below desirable levels, our business and results of operations may be adversely affected.

Though acceptance of cloud-based software has advanced in recent years, some businesses may still be hesitant to adopt these types of solutions.

Our cloud-based service strategy may not be successful. We enable our customers to offer their subscribers the ability to backup, restore and share content across multiple devices through a cloud-based environment. Some businesses may still be uncertain as to whether a cloud-based service like ours is appropriate for their business needs. The success of our offerings is dependent upon continued acceptance by and growth in subscribers of cloud-based services in general and there can be no guarantee of the adoption rate by these subscribers. Many organizations have invested substantial personnel and financial resources to integrate traditional enterprise software into their organizations and, therefore, may be reluctant or unwilling to migrate to a cloud-based model for storing, accessing, sharing and managing their content. Because we derive, and expect to continue to derive, a substantial portion of our revenue and cash flows from sales of our cloud-based solutions, our success will depend to a substantial extent on the widespread adoption of cloud computing for companies in general. Our cloud strategy will continue to evolve, and we may not be able to compete effectively, generate significant revenues or maintain profitability. While we believe our expertise, investments in infrastructure, and the breadth of our cloud-based services provides us with a strong foundation to compete, it is uncertain whether our strategies will attract the users or generate the revenue required to be successful. In addition to software development costs, we incur costs to build and maintain infrastructure to support cloud-based services. It is difficult to predict customer adoption rates and demand for our services, the future growth rate and size of the cloud computing market or the entry of competitive services. The expansion of a cloud-based enterprise software market depends on a number of factors, including the cost, performance and perceived value associated with cloud computing, as well as the ability of companies that provide cloud-based services to address security and privacy concerns. If we or other providers of cloud-based services experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based services as a whole, including our services, may be negatively affected. If there is a reduction in demand for cloud-based services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, we could experience decreased revenue, which could harm our growth rates and adversely affect our business and operating results.

We rely in part on strategic relationships with third parties to sell and deliver our solutions. If we are unable to successfully develop and maintain these relationships, our business may be harmed.

In addition to generating customer referrals through third-party users of our solutions, we intend to pursue relationships with other third parties such as technology and content providers and implementation and distribution partners. Our future growth will depend, at least in part, on our ability to enter into and maintain successful strategic relationships with these third parties. Identifying partners and negotiating and documenting relationships with them requires significant time and resources, as does integrating third-party content and technology. Some of our contracts with third parties may require us to meet certain minimum spend commitment obligations. These commitments could have an adverse effect on our operating results if we are not able to generate sufficient sales to satisfy the minimum commitments. Some of the third parties with whom we have strategic relationships have entered and may continue to enter into strategic relationships with our competitors. Further, these third parties may have multiple strategic relationships and may not regard us as significant for their businesses. As a result, they may choose to offer their services on terms that are unfavorable to us, terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire services or solutions that compete with ours. Our relationships with strategic partners could also interfere with our ability to enter into desirable strategic relationships with other potential partners in the future. If we are unsuccessful in establishing or maintaining relationships with strategic partners on favorable economic terms, our ability to compete in the marketplace or to grow our revenue could be impaired, and our business, results of operations and financial condition would suffer. Even if we are successful, we cannot provide assurance that these relationships will result in increased revenue or customer usage of our solutions or that the economic terms of these relationships will not adversely affect our margins.

If we do not maintain the compatibility of our services with third-party applications that our customers use in their business processes or if we fail to adapt our services to changes in technology or the marketplace, demand for our services could decline.

Our solutions can be used alongside a wide range of other systems such as email and enterprise software systems used by our customers in their businesses. If we do not support the continued integration of our products and services with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our services and third-party applications, demand for our services could decline and we could lose sales or experience declining renewal rates. We will also be required to make our products and services compatible with new or additional third-party applications that are introduced to the markets that we serve and, if we are not successful, we could experience reduced demand for our services. In addition, prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer and that would be difficult for them to develop and integrate within our services, then the market for our products and services may be adversely affected.

We may not currently or in the future appropriately leverage advances in technology to achieve or sustain a competitive advantage in products, services, information and processes. Our customers and users regularly adopt new technologies and industry standards continue to evolve. The introduction of products or services and the emergence of new industry standards can render our existing services obsolete and unmarketable in short periods of time. We expect others to continue to develop and introduce new and enhance existing products and services that will compete with our services. Our future success will depend, in part, on our ability to enhance our current services and to develop and introduce new services that keep pace with technological developments, emerging industry standards and the needs of our customers. We cannot assure that we will be successful in cost-effectively developing, marketing and selling new services or service enhancements that meet these changing demands on a timely basis, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these services, or that our new service and service enhancements will adequately meet the demands of the marketplace and achieve market acceptance. We also cannot assure that the features that we believe will drive purchasing decisions will in fact be the features that our current or potential customers consider most significant.

Legal, Regulatory and Compliance Risks

Government regulation of the Internet and e-commerce and of the international exchange of certain information is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state, local and foreign governments become more likely. For example, in recent years, numerous federal, state, local and foreign laws regarding privacy and the collection, processing, storage, sharing, disclosure, use or protection of personal information and other data have been enacted. The scope of these laws is expanding, they are subject to differing interpretations and may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules. Further, laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for our products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our Internet-based services, which could harm our business and operating results.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or negatively impact our ability to contract with customers.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, antitrust laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, reputation, operating results and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in third-party professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

These laws and regulations impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, could lead to claims for damages from our channel partners, penalties or termination of contracts. Any such damages, penalties, disruptions or limitations in our ability to do business could have an adverse effect on our business and operating results.

Changes in laws, regulations or governmental policy applicable to our customers or potential customers may decrease the demand for our solutions or increase our costs.

The level of our customers' and potential customers' activity in the business processes our services are used to support is sensitive to many factors beyond our control, including governmental regulation and regulatory policies. Many of our customers and potential customers in the telecommunications and other industries are subject to substantial regulation and may be the subject of further regulation in the future. Accordingly, significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and could cause the demand for and sales of our solutions to decrease. Any change in the scope of applicable regulations that either decreases the volume of transactions that our customers or potential customers enter into or otherwise negatively impacts their use of our solutions would have a material adverse effect on our revenues or gross margins, or both. Moreover, complying with increased or changed regulations could cause our operating expenses to increase as we may have to reconfigure our existing services or develop new services to adapt to new regulatory rules and policies, either of which would require additional expense and time. Additionally, the information provided by, or residing in, the software or services we provide to our customers could be deemed relevant to a regulatory investigation or other governmental or private legal proceeding involving our customers, which could result in requests for information from us that could be expensive and time consuming for us to address or harm our reputation since our customers rely on us to protect the confidentiality of their information. These types of changes could adversely affect our business, results of operations and financial condition.

Our expansion into additional international markets may be subject to uncertainties that could increase our costs to comply with regulatory requirements in foreign jurisdictions, disrupt our operations and require increased focus from our management.

Our growth strategy includes the growth of our operations in foreign jurisdictions. International operations are subject to numerous additional risks, including economic and political risks in foreign jurisdictions in which we operate or seek to operate, potential additional costs due to localization and other geographic specific costs, difficulty in enforcing contracts and collecting receivables through some foreign legal and financial systems, unexpected changes in legal and regulatory requirements, differing technology standards and pace of adoption, fluctuations in currency exchange rates, varying regional and geopolitical business conditions and demands. The difficulties associated with managing a large organization spread throughout various countries and potential tax issues, including restrictions on repatriating earnings and multiple changing and complex tax laws and regulations, and the differences in foreign laws and regulations, including foreign tax, data privacy requirements, anti-competition, intellectual property, labor, trade and other laws. Additionally, compliance with international and U.S. laws and regulations that apply to our international operations may increase our cost of doing business in foreign jurisdictions. Violation of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, or prohibitions on the conduct of our business. Sanctions imposed by the United States and other countries with respect to countries involved in conflict may impact our ability to offer services in the region, and additional sanctions or retaliatory measures could be imposed in the future. Further instability or tension in the geopolitical climate could also cause us to adjust our operating model, which would increase our costs of operations. As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Failure to comply with anticorruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 ("U.K. Bribery Act") and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anticorruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third parties to sell our solutions and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We continue to update and implement our FCPA/anti-corruption compliance program and no assurance can be given that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anticorruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, brand, business, operating results and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management's attention and resources and significant defense costs and other third-party professional fees.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our software and other proprietary technology rights. We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. We also regularly file patent applications to protect inventions arising from our research and development and have obtained a number of patents in the United States and other countries. There can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that our patents will not be challenged by third parties. Also, much of our business and many of our solutions rely on key technologies developed or licensed by third or other parties and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. The steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights or the reverse engineering of our solutions. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation could result in substantial costs and diversion of management resources, either of which could materially harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We collect, process, store, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and harm our business and operating results.

In the ordinary course of our business, we and our current or future third-party collaborators, service providers, contractors and consultants collect, process, store, disclose and use personal information (also referred to as "personal data" or "personally identifiable information" under certain data privacy laws) and other data provided by our customers and their end users. We rely on encryption and authentication technology licensed from third parties to effectively secure transmission of this information.

We are, or may become subject to various federal, state, local and foreign laws, related regulations, and industry standards regarding privacy and the collection, processing, storage, sharing, disclosure, use or protection of personal information and other data. The scope of these laws is changing, they are subject to differing interpretations from one jurisdiction to another, and they may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules or our practices. As a result, our practices may not have complied in the past or may not comply now or in the future with all such laws, regulations, requirements or obligations.

In the United States, our collection, processing, storage, disclosure and use of personal information is subject to a variety of laws and regulations, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CPRA") created new individual privacy rights for consumers (as that term is broadly defined), places increased privacy and security obligations on entities handling personal data of consumers or households, and creates a new state agency that will be vested with authority to implement and enforce the CPRA. The CPRA took effect on January 1, 2023, and it may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. Virginia, Colorado, Connecticut, and Utah have passed similar laws, all of which come into force in 2023, reflecting a trend toward more stringent privacy legislation in the United States. Other states, including California and Massachusetts, have also passed specific laws mandating reasonable security measures for the handling of personal information.

In Europe, we are subject to the European Union General Data Protection Regulations (Regulation (EU) 2016/679) (the "EU GDPR") and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (the "UK GDPR") (the EU GDPR and UK GDPR referred to collectively as the "GDPR"). The GDPR imposes comprehensive compliance obligations regarding our processing of personal data, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training, and audits. Further, the GDPR regulates cross-border transfers of personal data out of the European Economic Area ("EEA") and the United Kingdom ("UK"). On July 16, 2020, the Court of Justice of the European Union (the "CJEU") ruled in its decision in the case of *Data Protection Commissioner v. Facebook Ireland Limited, Maximillian Schrems* (Case C-311/18) ("*Schrems II*") that the EU-US Privacy Shield Framework ("Privacy Shield") was invalid and could no longer be relied upon as a basis for international transfers of personal data out of the EEA to relevant self-certified U.S. entities. The CJEU further noted that reliance on the European Commission Standard Contractual Clauses ("SCCs") (a potential alternative transfer mechanism to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Synchronoss and our customers continue to use alternative transfer strategies, including the SCCs. As the enforcement landscape further develops, supervisory authorities issue further guidance on international data transfers, and governments work to reach agreements on additional transfer mechanisms, we may experience additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we have had to and will have to implement revised SCCs for existing customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition. Failure to comply with the EU GDPR and the UK GDPR could result in penalties under each of these regimes independently in the respect of the same violation. Penalties for certain violations are up to the greater of EUR 20 million / GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a violation of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for compulsory audits) and/or civil claims (including class action lawsuits).

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. If regulators continue their trend of increasing enforcement of the strict approach to opt-in consent for all but essential use cases and given the complex and evolving nature of EU and UK privacy laws, this may lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, require that we divert the attention of our technology personnel, adversely affect our margins, subject us to additional liabilities and there can be no assurances that we will be successful in our compliance efforts.

In addition to the EU and UK, a growing number of other global jurisdictions are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our offerings. Some of these laws, such as the General Data Protection Law in Brazil, or the Act on the Protection of Personal Information in Japan, impose similar obligations as those under the GDPR. Others, such as those in Russia, India, and China, could potentially impose more stringent obligations, including data localization requirements. If we are unable to develop and offer features that meet legal requirements or help our customers meet their obligations under the laws or regulations relating to privacy, data protection, or information security, or if we violate or are perceived to violate any laws, regulations, or other obligations relating to privacy, data protection, or information security, we may experience reduced demand for our offerings, harm to our reputation, and become subject to investigations, claims, and other remedies, which would expose us to significant fines, penalties, and other damages, all of which would harm our business.

Compromises to our privacy safeguards or disclosure of confidential information could impact our reputation.

Names, addresses, telephone numbers, credit card data and other personal identification information are collected, processed and stored in our systems. Our treatment of this kind of information is subject to contractual restrictions and federal, state and foreign data privacy laws and regulations. Advances in technology, the expertise of criminals, new discoveries in the field of cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or sensitive information. Our security measures and those of our service providers may be breached or compromised by individuals or groups of hackers, including sophisticated organizations and nation states, or compromised by personnel error or malfeasance. Techniques used to compromise or sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We and our service providers, therefore, may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, conducting denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our website or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers' systems. Furthermore, such third parties may further engage in various other illegal activities using such information, including credit card fraud, which may cause additional harm to us, our users and our brand. Third parties may attempt to fraudulently induce our or our service providers' employees to misdirect funds or to disclose information in order to gain access to personal data we maintain about our users or website users.

Any accidental unauthorized access to or disclosure, loss, disablement or encryption of, acquisition, use or misuse of or modification of confidential or sensitive information, processing or destruction of this information, or unavailability of information that we or our partners could experience or the perception that one has occurred or may occur, could expose us to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of customer, consumer and partner confidence in the security of our applications, destruction of information, indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents. Security incidents could disrupt operation of our products or result in unauthorized access to, unauthorized use or disclosure of, the inaccessibility of or loss of our or our partners' and users' sensitive and confidential information (including intellectual property and personal information). Consequences of these incidents can include damage to our reputation, early termination of our contracts, loss of business, litigation, regulatory investigations and other liabilities. Even a perceived security incident could damage the market perception of our business and adversely impact our results of operations and financial condition. Our efforts to detect, prevent and remediate known or potential security vulnerabilities may result in additional direct and indirect costs. Finally, if a high profile security breach occurs with respect to other similarly situated services, our users and potential users may lose trust in the security of such services generally, which could adversely impact our ability to retain existing users or attract new ones.

We devote financial and personnel resources to implement and maintain security measures. While we have security measures in place that are designed to protect against these risks, preserve the integrity of customer and personal information and prevent information loss, misappropriation and other security breaches, our security measures may be compromised as a result of intentional misconduct, including by computer hackers, employees, contractors or service providers, as well as software bugs, human error, technical malfunctions or other malfeasance.

If any breach of information security were to occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, including private lawsuits or class actions under the California Consumer Privacy Act, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security measures, or those of our third-party service providers, may violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and results of operations. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Finally, the impacts of the COVID-19 pandemic and the shift to a remote workforce may exacerbate these risks. With our employees primarily working from their homes or other locations outside of the office, there is increased potential that unauthorized third parties may have access to sensitive company or customer information. For instance, if our employees were to use a non-secure internet network, conduct their work in a non-secure environment or even fail to take appropriate precautions within their own home, there is a greater likelihood that an unauthorized person or entity could obtain access to ours or our clients' sensitive information.

Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation costs, or require us to compensate our customers or other users for certain losses or result in lawsuits, regulatory fines or other action or liabilities, which could adversely affect our business and operating results. These risks may increase as we continue to grow and collect, process, store and transmit increasingly large amounts of data.

Fraudulent Internet transactions could negatively impact our business.

Our business may be exposed to risks associated with Internet credit card fraud and identity theft that could cause us to incur unexpected expenditures and loss of revenues. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. Although our customers currently bear the risk for a fraudulent credit card transaction, in the future we may be forced to share some of that risk and the associated costs with our customers. To the extent that technology upgrades or other expenditures are required to prevent credit card fraud and identity theft, we may be required to bear the costs associated with such expenditures. In addition, to the extent that credit card fraud and/or identity theft cause a decline in business transactions over the Internet generally, both the business of our customers and our business could be adversely affected.

Our use of "open source" software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporates "open source" software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer any of our services that incorporate the open source software at no cost. Additionally, we may be required to make publicly available any source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or license those modifications or alterations on terms that are unfavorable to us. If an author or other third party that distributes open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from selling those of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide technology support, maintenance, warranties or assurance of title or controls on the origin of the software.

We continue to incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new and ongoing compliance initiatives.

We operate as a public company, and will continue to incur significant legal, accounting and other expenses as we comply with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act" or "SOX"), the Dodd-Frank Wall Street Reform and Consumer Protection Act and other public company disclosure and corporate governance requirements, as well as any new rules that may subsequently be implemented by the Securities and Exchange Commission and/or Nasdaq, the exchange on which our common stock is listed These rules impose various requirements on public companies, including requirements related to disclosures, corporate governance and internal controls. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly and place significant strain on our personnel, systems and resources. Our management and other personnel will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costlier. For example, we expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting. Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Changes in, or interpretations of, tax rules and regulations, results of tax audits and other factors, including timing of tax refund receipt, could cause fluctuations in or adversely affect our effective tax rates and operating results.

Global tax developments applicable to multinational businesses may have a material impact to our business, cash flow from operating activities, or financial results. International organizations such as the Organization for Economic Cooperation and Development, have published Base Erosion and Profit Shifting action plans that, if adopted by countries where we do business, could increase our tax obligations in these countries. In addition, several countries have proposed or enacted Digital Services Taxes ("DST"), many of which would apply to revenues derived from digital services. We will continue to assess the ongoing impact of these current and pending changes to global tax legislation and the impact on the Company's future financial statements upon the finalization of laws, regulations and additional guidance. In addition, as we continue to evaluate our corporate structure, any changes to the taxation of undistributed foreign earnings could also change our plans regarding reinvestment of such earnings. Due to the large scale of our U.S. and international business activities, many of these enacted and proposed changes to the taxation of our activities could increase our worldwide effective tax rate and have an adverse effect on our operating results, cash flow or financial condition.

Certain EU and other jurisdictions have introduced anti-hybrid provisions, which came into force in EU member states on January 1, 2020 (subject to relevant derogations). The scope of these rules is wide-reaching and can apply to disallow certain deductions for corporate tax purposes where hybrid entities exist within a company structure. These provisions may place additional burden on our management to assess the impact of the rules and potentially create additional tax costs. EU countries and other jurisdictions will continue to interpret or issue additional guidance on how provisions of the anti-hybrid will be applied, which, if applicable, may materially impact our financial statements and cash flow. Separately, as a result of the complexity of, and lack of clear precedent or authority with respect to, the application of various income tax laws to our corporate structure, tax authorities may challenge how we report our transactions, which may increase our costs and impact our operations.

We are subject to income taxes as well as non-income-based taxes, in both the U.S. and various foreign jurisdictions. Many judgments are required in determining our worldwide provision for income taxes and other tax liabilities, and we are under audit by various tax authorities, which often do not agree with positions taken by us on our income and non-income-based tax returns. We currently have significant income tax refunds that are receivable from the U.S. government based in part on provisions in the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Any changes in, or interpretations of, tax rules and regulations or legislative changes to the CARES Act or significant delays in receiving our tax refund could adversely impact our financial position and results. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be unfavorably affected by changes in tax laws or the interpretation of tax laws or by changes in the valuation of our deferred tax assets and liabilities. In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law. This law, among other things, provides for a corporate alternative minimum tax on adjusted financial statement income (effective for us beginning in fiscal 2024), and an excise tax on corporate stock repurchases (effective for our share repurchases after December 31, 2022), and we are continuing to evaluate the impact it may have on our financial position and results of operations. There are several proposed changes to U.S. and non-U.S. tax legislation and the ultimate enactment of any of them could have a negative impact on our effective tax rate. It is possible that future requirements, including the recently proposed implementation of International Financial Reporting Standards ("IFRS") could change our current application of U.S. GAAP, resulting in a material adverse impact on our financial position or results of operations. In addition, we are subject to the continued examination of our income tax returns by the Internal Revenue Service ("IRS"), and other tax authorities. These examinations may challenge certain of our tax positions, such as the timing and amount of deductions and allocations of taxable income to various jurisdictions. We regularly assess the likelihood of outcomes resulting from these examinations, if any, to determine the adequacy of our provision for income taxes. We believe our estimates to be reasonable, but there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

If we are required to collect sales and use taxes on the services we sell in additional jurisdictions, we may be subject to liability for past sales and our future sales could decrease.

We currently collect sales or use tax on our services in most states. Historically, with a few exceptions, we have not charged or collected value added tax on our services anywhere in the world. We may lose sales or incur significant expenses should tax authorities in other jurisdictions where we do business be successful in imposing sales and use taxes, value added taxes or similar taxes on the services we provide. A successful assertion by one or more tax authorities that we should collect sales or other taxes on the sale of our services could result in substantial tax liabilities for past sales, including interest and penalty charges, and could discourage customers from purchasing our services and otherwise harm our business. Further, we may conclude based on our own review that our services may be subject to sales and use taxes in other areas where we do business. Under these circumstances, we may voluntarily disclose our estimated liability to the respective tax authorities and initiate activities to collect taxes going forward. It is not clear that our services are subject to sales and use tax in certain jurisdictions. States and certain municipalities in the United States, as well as countries outside the United States, have different rules and regulations governing sales and use taxes. These rules and regulations are subject to varying interpretations that may change over time and, in the future, our services may be subject to such taxes. Although our customer contracts typically provide that our customers are responsible for the payment of all taxes associated with the provision and use of our services, customers may decline to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. In certain cases, we may elect not to request customers to pay back taxes. If we are required to collect and pay back taxes and associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, or if we elect not to seek payment of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of our services to our customers and may adversely affect our ability to retain existing customers or gain new customers in jurisdictions in which such taxes are imposed. Any of the foregoing could have a material adverse effect on our business, results of operation or financial condition.

Changes in accounting principles, or the interpretation thereof, could have a significant impact on our financial position and results of operation.

We prepare our Consolidated Financial Statements in accordance with GAAP. A change in these principles can have a significant impact on our reported results and may even retroactively affect previously reported transactions. The adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls and could have a significant impact on our financial position and results of operations.

Risks Related to our Series B Preferred Stock, Senior Notes and our Common Stock

Our stock price may continue to experience significant fluctuations and could subject us to litigation.

Our stock price, like that of other technology companies, continues to fluctuate greatly. Our stock price, and demand for our stock, can be affected by many factors, such as unanticipated changes in management, quarterly increases or decreases in our earnings, speculation in the investment community about our financial condition or results of operations and changes in revenue or earnings estimates, announcement of new services, technological developments, alliances, or acquisitions by us. Additionally, the price of our common stock may continue to fluctuate greatly in the future due to factors that are non-company specific, such as the decline in the United States and/or international economies, acts of terror against the United States or other jurisdictions where we conduct business, war or other military conflict or due to a variety of company specific factors, including quarter to quarter variations in our operating results, shortfalls in revenue, gross margin or earnings from levels projected by securities analysts and the other factors discussed in these risk factors. Concerns over economic recession, the COVID-19 pandemic, interest rate increases and inflation, supply chain delays and disruptions, policy priorities of the U.S. presidential administration, trade wars, unemployment, or prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, concern over geopolitical issues may also contribute to prolonged market volatility and instability. The U.S. government and other governments in jurisdictions have imposed severe economic sanctions and export controls against Russia and Russian interests, have removed Russia from the SWIFT system, and have threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is unknown. In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. Fluctuation in market price and demand for our common stock may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Causes of volatility in the market price of our stock could subject us to securities class action litigation. We were previously, and may in the future be, the subject of lawsuits that could require us to incur substantial costs defending against those lawsuits and divert the time and attention of our management.

We have, and in the future may be, the target of stockholder derivative complaints or other securities related legal actions that could adversely affect our results of operations and our business.

We have, and in the future may be, the target of stockholder derivative complaints or other securities related legal actions. The existence of any litigation may have an adverse effect on our reputation with referral sources and our customers themselves, which could have an adverse effect on our results of operations and financial condition. The outcome and amount of resources needed to respond to, defend or resolve lawsuits is unpredictable and may remain unknown for long periods of time. Our exposure under these matters may also include our indemnification obligations, to the extent we have any, to current and former officers and directors and, in some cases former underwriters, against losses incurred in connection with these matters, including reimbursement of legal fees and other expenses. For instance, on June 7, 2022, the SEC filed a civil action against two former members of our management team, alleging misconduct arising out of the restated transactions that took place in 2015 and 2016 investigated by the Securities and Exchange Commission ("SEC"). We may be required to indemnify these individuals in connection with such action. The Company may be required to indemnify the former members of the Company's management team for a loss. Although we maintain insurance for claims of this nature, our insurance coverage does not apply in all circumstances and may be denied or insufficient to cover the costs related to the class action and stockholder derivative lawsuits. Large indemnity payments, individually or in the aggregate, could have a material impact on our financial position. In addition, future lawsuits or legal claims involving us may increase our insurance premiums, deductibles or co-insurance requirements or otherwise make it more difficult for us to maintain or obtain adequate insurance coverage on acceptable terms, if at all. Moreover, adverse publicity associated with negative developments in any such legal proceedings could decrease customer demand for our services. As a result, future lawsuits involving us, or our officers or directors, could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and the trading price of our common stock.

Other than payment of dividends on our previous Series A Preferred Stock and our current Series B Preferred Stock, we have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

Other than the payment of dividends, either in-kind or in cash, on our previous Series A Preferred Stock and our current Series B Preferred Stock in accordance with the Series B Certificate, we have not paid dividends on any of our classes of capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our current credit agreement and any future indebtedness that we may incur could preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be a shareholder's sole source of gain for the foreseeable future. Consequently, in the foreseeable future, a shareholder will likely only experience a gain from an investment in our common stock if the price of our common stock increases.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, therefore depressing the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and bylaws and credit agreements may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;
- establish a classified board of directors as a result of which successor to a director whose term has expired will be elected to serve from the time of election and qualification until the third annual meeting following election;
- require that directors only be removed from office for cause;
- provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
- limit who may call special meetings of stockholders;
- prohibit stockholder action by written consent, requiring all actions to be taken at a stockholder meeting; and
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

The affirmative vote of the holders of at least two-thirds of all of the then outstanding shares of our capital stock is generally necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of a majority of our shares of capital stock entitled to vote. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us. These provisions may apply even if some stockholders may consider the transaction beneficial to them. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We have incurred (and expect to continue to incur) significant costs in connection with the restatement of previously issued consolidated financial statements.

We have incurred significant expenses, including audit, legal, consulting and other professional fees, and lender and noteholder consent fees, in connection with certain financial transactions that we effected in 2015 and 2016 and our disclosure of and accounting for such transactions, which we restated in the third quarter of 2018 in our restated annual and quarterly financial statements for 2015 and 2016. That restatement followed our announcement on June 13, 2017 (the "June 2017 Announcement"), that certain of our prior financial statements would need to be restated. On June 7, 2022, the SEC approved the Offer of Settlement and filed an Order Instituting Cease-And-Desist Proceedings pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And-Desist Order (the "SEC Order"). Pursuant to the terms of the SEC Order, we consented to pay a civil penalty in the amount of $12.5 million in equal quarterly installments over two years and to cease and desist from committing or causing any violations of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and the associated rules thereunder. These quarterly settlement payments will divert cash resources and could adversely impact our business, results of operations and financial condition. Also on June 7, 2022, the SEC filed a civil action against two former members of the Company's management team, alleging misconduct arising out of the restated transactions that took place in 2015 and 2016 investigated by the SEC as set forth above. We may be required to indemnify the former members of management in that action. Due to the inherent uncertainty of litigation, we cannot predict the outcome of the litigation and can give no assurance that the asserted claims will not have a material adverse effect on its financial position, prospects, or results of operations. In addition, failure to comply with the provisions of the SEC Order could result in further actions by one or both governmental agencies which could have a material adverse effect on our results of operations.

Our current or future debt securities or preferred equity securities, which are and would be senior to our common stock, may adversely affect the market price of our common stock.

Our Senior Notes and Series B Preferred Stock are senior to our common stock. In addition, in the future, we may attempt to increase our capital resources by offering debt or preferred equity securities, including medium term notes, senior or subordinated notes and classes of preferred stock. Debt securities or shares of preferred stock will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or preferred equity securities to existing common stockholders on a preemptive basis, and we may generally issue any such debt or preferred equity securities in the future without obtaining the consent of our common stockholders. As a result, any such future offerings of debt securities or preferred equity securities may adversely affect the market price of the common stock.

B. Riley Financial, Inc. and its affiliates ("BRF") have significant influence over us and may have conflicts of interest that arise out of future contractual relationships it or its affiliates may have with us.

As of December 31, 2022 BRF owned 13.3% of our outstanding common stock and all of our Series B Preferred Stock. As a result, BRF holds significant influence over us as a significant shareholder and may have conflicts of interest that arise out of current or future contractual relationships it or its affiliates may have with us. In addition, for so long as BRF and its affiliates beneficially own at least 10% of our outstanding common stock, BRF will have the right to nominate one member of our board of directors pursuant to an investor rights agreement.

As a result of the foregoing arrangements, BRF has significant influence over our management and policies and over all matters requiring shareholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. Further, if BRF and other significant shareholders of the Company were to act together on any matter presented for shareholder approval, they could have the ability to control the outcome of that matter. BRF can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. These actions may be taken even if other shareholders oppose them.

The Senior Notes are unsecured and therefore are effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.

The Senior Notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Senior Notes are effectively subordinated to any secured indebtedness that we or our subsidiaries have currently outstanding or may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. The indenture governing the Senior Notes does not prohibit us or our subsidiaries from incurring additional secured (or unsecured) indebtedness in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness and may consequently receive payment from these assets before they may be used to pay other creditors, including the holders of the Senior Notes.

The Senior Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Senior Notes are obligations exclusively of Synchronoss Technologies, Inc. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Senior Notes, and the Senior Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Therefore, in any bankruptcy, liquidation or similar proceeding, all claims of creditors (including trade creditors) of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Senior Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Senior Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. The indenture governing the Senior Notes does not prohibit us or our subsidiaries from incurring additional indebtedness in the future. In addition, future debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral.

The indenture under which the Senior Notes were issued contains limited protection for holders of the Senior Notes.

The indenture under which the Senior Notes were issued offers limited protection to holders of the Senior Notes. The terms of the indenture and the Senior Notes does not restrict our or any of our subsidiaries' ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on our investment in the Senior Notes. In particular, the terms of the indenture and the Senior Notes do not place any restrictions on our or our subsidiaries' ability to:

- issue debt securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Senior Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Senior Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Senior Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Senior Notes with respect to the assets of our subsidiaries;
- pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities subordinated in right of payment to the Senior Notes;
- sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);
- enter into transactions with affiliates;
- create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;
- make investments; or
- create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture does not include any protection against certain events, such as a change of control, a leveraged recapitalization or "going private" transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions. Furthermore, the terms of the indenture and the Senior Notes will not protect holders of the Senior Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity. Also, an event of default or acceleration under our other indebtedness would not necessarily result in an Event of Default under the Senior Notes.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Senior Notes may have important consequences for you as a holder of the Senior Notes, including making it more difficult for us to satisfy our obligations with respect to the Senior Notes or negatively affecting the trading value of the Senior Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Senior Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Senior Notes.

An increase in market interest rates could result in a decrease in the value of the Senior Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. We cannot predict the future level of market interest rates.

An active trading market for the Senior Notes may not develop, which could limit the market price of the Senior Notes or your ability to sell them.

The Senior Notes are listed on Nasdaq under the symbol "SNCRL". We cannot provide any assurances that an active trading market will develop for the Senior Notes or that holders of our Senior Notes will be able to sell their Notes. If the Senior Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters of our Senior Note offering have advised us that they may make a market in the Senior Notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the Senior Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Senior Notes, that holders of our Senior Notes will be able to sell their Senior Notes at a particular time or that the price the holders receive when they sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Senior Notes may be harmed. Accordingly, holders of our Senior Notes may be required to bear the financial risk of an investment in the Senior Notes for an indefinite period of time.

In addition, there may be a limited number of buyers when a holder decides to sell their Senior Notes. This may affect the price, if any, offered for such notes or the holders' ability to sell them when desired or at all.

We may issue additional Senior Notes.

Under the terms of the indenture governing the Senior Notes, we may from time to time without notice to, or the consent of, the holders of the Senior Notes, create and issue additional notes which will be equal in rank to the Senior Notes. On October 25, 2021, we entered into an At Market Issuance Sales Agreement (the "Sales Agreement") between us and BRF, which provides that we may from time to time issue and sell, by means of "at the market" offerings, up to $18 million of our Senior Notes. We will not issue any such additional Notes unless such issuance would constitute a "qualified reopening" for U.S. federal income tax purposes.

The rating for the Senior Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.

We have obtained a rating for the Senior Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold the Senior Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and the rating of the Senior Notes may not reflect all risks related to us and our business, or the structure or market value of the Senior Notes. We may elect to issue other securities for which we may seek to obtain a rating in the future. If we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Senior Notes.

A new 1% U.S. federal excise tax may be imposed upon us in connection with the redemptions by us of our Series B Non-Convertible Perpetual Preferred Stock ("Series B Preferred Stock") or other redemptions or repurchases of our equity.

On August 16, 2022, President Biden signed into law the IRA, which, among other things, imposes a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations and certain domestic subsidiaries of publicly traded foreign corporations. This excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Generally, the amount of the excise tax is 1% of the fair market value of the shares repurchased at the time of the repurchase. For the purposes of calculating the excise tax, the repurchasing corporation is permitted to net the fair market value of certain new stock issuances against the fair market value of the stock repurchases that occur in the same taxable year. On December 27, 2022, the U.S. Treasury Department issued a notice that provides interim guidance regarding the application of the 1% excise tax pending forthcoming proposed regulations. The IRA excise tax applies to repurchases and redemptions that occur after December 31, 2022.

Pursuant to the Certificate of Designation setting forth the rights, preferences, privileges, qualifications, restrictions and limitations on the Series B Preferred Stock (the "Series B Certificate"), each share of Series B Preferred Stock will be redeemable at the option of the holder upon the occurrence of a "Fundamental Change" (i) for cash at a price per share equal to the Liquidation Preference (as defined in the Series B Certificate) and the accrued but unpaid dividends or (ii) for 1.5 times par in the case of payment in shares of common stock, subject to certain limitations on the amount of stock that could be issued to the holders of Series B Preferred Stock. In addition, we are permitted to redeem outstanding shares of the Series B Preferred Stock at any time for the sum of the then-applicable Liquidation Preference and the accrued but unpaid dividends. Pursuant to the Series B Certificate, we will be required to use (i) the first $50.0 million of proceeds from certain transactions (i.e., disposition, sale of assets, tax refunds) received by the Company to redeem for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of Series B Preferred Stock and (ii) the next $25.0 million of proceeds from certain transactions received by us may be used by us to buy back shares of common stock and to the extent, not used for such purpose, to redeem, for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of the Series B Preferred Stock.

We expect that each redemption of Series B Preferred Stock after December 31, 2022 will be subject to the 1% excise tax. Whether and to what extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchase, (ii) the nature and amount of any equity issuances within the same taxable year and (iii) the regulations and other guidance issued by the U.S. Treasury Department and the IRS. The 1% excise tax may increase our costs and impact our operations. This could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our common stock.

Our common stock could be delisted from Nasdaq, which would seriously harm the liquidity of our common stock.

Nasdaq requires listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, Nasdaq should delist our common stock from trading on its exchange and we are unable to obtain listing on another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders:

- the liquidity and marketability of our common stock;
- the market price of our common stock;
- our ability to obtain financing for the continuation of our operations;
- the number of institutional and general investors that will consider investing in our common stock;
- the number of market makers in our common stock;
- the availability of information concerning the trading prices and volume of our common stock; and
- the number of broker-dealers willing to execute trades in shares of our common stock.

On December 27, 2022, we received notice from Nasdaq indicating that we are no longer in compliance with the Nasdaq Listing Rules minimum bid requirement (the "Minimum Bid Requirement"). If we fail to regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our common stock will be subject to delisting. We would then be entitled to appeal Nasdaq's determination, but there can be no assurance that Nasdaq would grant our request for continued listing. We intend to monitor the closing bid price of our common stock and consider options to comply with the Minimum Bid Requirement.

In addition, if we fail to regain compliance to be eligible to trade on Nasdaq, we may have to pursue trading on a less recognized or accepted market, such as the over the counter markets, our common stock may be traded as a "penny stock" which would make transactions in our common stock more difficult and cumbersome, and we may be unable to access capital on favorable terms or at all, as companies trading on alternative markets may be viewed as less attractive investments with higher associated risks, such that existing or prospective institutional investors may be less interested in, or prohibited from, investing in our common stock. This may also cause the market price of our common stock to further decline.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We lease approximately 120,000 square feet of office space for our corporate headquarters in Bridgewater, New Jersey. We have other leases in certain countries including Australia, India, Japan, Ireland, Italy and in various states in the United States including Arizona and Pennsylvania. The lease terms for our locations expire in the years between 2023 and 2028. We believe that the facilities we now lease are sufficient to meet our needs through at least the next twelve months.

ITEM 3. *LEGAL PROCEEDINGS*

For a discussion of our material pending legal proceedings that could impact our results of operations, financial condition or cash flows see *Note 20. Legal Matters* included in Part II, Item 8. "Notes to Consolidated Financial Statements" of this Annual Report on Form 10-K.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

As of December 31, 2022, our common stock was traded and listed on The Nasdaq Global Select Market under the symbol "SNCR."

As of December 31, 2022, there were approximately 52 named holders of record of our common stock as according to our transfer agent. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by banks, brokers and other nominees. On December 31, 2022, the last reported sale price of our common stock as reported on The Nasdaq Global Select Market was $0.62 per share.

Dividend Policy

Common Stock

We have never declared or paid cash dividends on our common equity. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Preferred Stock

Series B Non-Convertible Preferred Stock

On June 30, 2021, the Company closed a private placement of 75,000 shares of its Series B Perpetual Non-Convertible Preferred Stock, par value $0.0001 per share, with an initial liquidation preference of $1,000 per share (the "Series B Preferred Stock"), for net proceeds of $72.8 million (the "Series B Transaction"). The sale of the Series B Preferred Stock was pursuant to the Series B Preferred Stock Purchase Agreement, dated as of June 24, 2021 (the "Series B Purchase Agreement"), between the Company and B. Riley Principal Investments, LLC ("BRPI").

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series B Preferred Stock are set forth in the Series B Certificate. Under the Series B Certificate, the holders of the Series B Preferred Stock are entitled to receive, on each share of Series B Preferred Stock on a quarterly basis, an amount equal to the dividend rate, as described in the following sentence, divided by four and multiplied by the then-applicable Liquidation Preference per share of Series B Preferred Stock (collectively, the "Preferred Dividends"). The dividend rate is (1) 9.5% per annum for the period commencing on June 30, 2021 and ending on and including December 31, 2021, (2) 13% per annum for the year commencing on January 1, 2022 and ending on and including December 31, 2022; and (3) 14% per annum for the year commencing on January 1, 2023 and thereafter. The Preferred Dividends will be due in cash on January 1, April 1, July 1 and October 1 of each year (each, a "Series B Dividend Payment Date"). The Company may choose to pay the Series B preferred dividends in cash or in additional shares of Series B Preferred Stock. In the event the Company does not declare and pay a dividend in cash on any Series B Dividend Payment Date, the unpaid amount of the Preferred Dividend will be added to the Liquidation Preference. As of December 31, 2022, the Liquidation Value and Redemption Value of the Series B Preferred Shares was $73.0 million.

The Company paid the following Series B preferred dividends and principal during the year ended December 31, 2022 and accrued the following preferred dividends as of December 31, 2022:

- First quarter: paid $1.8 million preferred dividends in the form of cash.
- Second quarter:
    - paid $2.4 million preferred dividends in the form of Series B preferred shares (paid-in-kind);
    - made a $2.5 million principal and interest payment to redeem 2,438 shares of Series B Preferred stock;
    - made a $4.4 million principal and interest payment to redeem 4,300 shares of Series B Preferred stock.
- Third quarter: paid $2.3 million preferred dividends in the form of cash.

- Fourth quarter:
    - paid $2.3 million preferred dividends in the form of cash;
    - accrued $2.3 million preferred dividends which was paid in the form of cash on January 3, 2023.

Series A Convertible Preferred Stock

On February 15, 2018, the Company issued to Silver Private Holdings I, LLC ("Silver"), an affiliate of Siris Capital Group, LLC ("Siris") 185,000 shares of our newly issued Series A Preferred Stock, par value $0.0001 per share. Under the Series A Certificate, the holders of the Series A Preferred Stock were entitled to receive, on each share of Series A Preferred Stock on a quarterly basis, an amount equal to the dividend rate of 14.5% divided by four and multiplied by the then-applicable Liquidation Preference (as defined in the Series A Certificate) per share of Series A Preferred Stock (collectively, the "Preferred Dividends"). The Preferred Dividends were due on January 1, April 1, July 1 and October 1 of each year (each, a "Series A Dividend Payment Date"). The Company may choose to pay the Preferred Dividends in cash or in additional shares of Series A Preferred Stock.

Redemption of Series A Preferred Stock

The Company redeemed in full all of the 268,917 outstanding shares of the Series A Preferred Stock for an aggregate redemption price of $278.7 million and all rights under the Investor Rights Agreement relating to the Series A Preferred Stock were terminated effective with the Redemption. No Series A Preferred Stock remains outstanding or authorized as of December 31, 2022.

For a discussion of our stockholder's equity refer to *Note 13. Capital Structure* included in Part II, Item 8. "Notes to Consolidated Financial Statements" of this Annual Report on Form 10-K.

Information concerning securities authorized for issuance under equity compensation plans is set forth under the heading "Securities Authorized for Issuance Under Equity Compensation Plans" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

Stock Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between December 31, 2017 and December 31, 2022, with the cumulative total return of (i) the Nasdaq Computer Index and (ii) the Nasdaq Composite Index, over the same period. This graph assumes the investment of $100 on December 31, 2017 in our common stock, the Nasdaq Computer Index and the Nasdaq Composite Index, and assumes the reinvestment of dividends, if any. The graph assumes the initial value of our common stock on December 31, 2017 was the closing sales price of $8.94 per share.

The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.

Information used in the graph was obtained from Nasdaq, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.



	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Synchronoss Technologies, Inc.	$100	$69	$53	$53	$27	$7
Nasdaq Composite Index	$100	$96	$130	$187	$227	$152
Nasdaq Computer Index	$100	$96	$145	$217	$299	$192

ITEM 6. [Reserved]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. The MD&A should be read in conjunction with the Financial Statements and Notes to the consolidated financial statements. This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Form 10-K, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Revenues

We generate most of our revenues on a subscription or per transaction basis, which is derived from contracts that extend up to 60 months from execution.

The future success of our business depends on the continued growth of Business-to-Business and Business-to-Business-to-Consumer driving customer transactions, and continued expansion of our platforms into the TMT market globally through Cloud, Messaging and Digital markets. As such, the volume of transactions and our ability to expand our footprint in TMT and globally may result in revenue fluctuations on a quarterly basis.

Most of our revenues are recorded in U.S. dollars but as we continue to expand our footprint with international carriers, we will become subject to currency translation that could affect our future net sales as reported in U.S. dollars.

The Company's top five customers accounted for 73.4%, 68.2% and 68.0% of net revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Contracts with these customers typically run for three to five years. Of these customers, Verizon accounted for more than 10% of the Company's revenues in 2022, 2021, and 2020. The loss of Verizon as a customer would have a material negative impact on our company. However, we believe that the costs incurred and subscriber disruption by Verizon to replace Synchronoss' solutions would be substantial.

Current Trends Affecting Our Results of Operations

Business from our Synchronoss Personal Cloud™ solution has been driven by the growth in mobile devices globally that are becoming content rich. As these devices replace other traditional devices like PCs, the ability to securely back up content from mobile devices, sync it with other devices and share it with family, friends and business associates have become an essential need and subscriber expectation. Such devices include smartphones, connected cars, personal health and wellness devices and connected home devices. The need for the content from these devices to be stored in a common cloud is also expected to drive our business in the longer term.

Business from our traditional Synchronoss Messaging business (email) has been driven by a resurgence in the need for white label secure messaging platforms that favor the Mobile Network Operator's ("MNO") business objectives and are not beholden to the objectives of a sponsoring over-the-top ("OTT") platform. We believe that advanced messaging drives higher subscriber engagement than any other application in the market today and holds the potential to stimulate new revenue from traditional services and third-party brands. OTT global success has driven MNOs to look at opportunities to preempt and compete with the OTTs which provides a potential opportunity for Synchronoss' future growth to be driven by the need of TMT companies including (and especially) MNOs to embrace Messaging as a Platform ("MaaP"). MaaP will allow TMT and MNOs to converse with subscribers in an efficient, automated way by streamlining the costs and increasing the effectiveness of self-care, as well as yielding cross-sell upselling of service plans, devices, bundles, etc. The Synchronoss Advanced Messaging Platform provides state of the art RCS-driven features including the ability to support advanced Peer to Peer communications and introduce new revenue streams driven by commerce and advertising via Application-to-Person capabilities.

To support our growth, which we expect to be driven by these favorable industry trends mentioned above, we plan to leverage modular components from our existing software platforms to build new products. We believe that these opportunities will continue to provide future benefits and position us for future revenue growth. We are also making investments in research and development of new products designed to enable us to grow rapidly in the mobile wireless market. Our purchase of capital assets and equipment may also increase based on aggressive deployment, subscriber growth and promotional offers for free or bundled storage by our major Tier 1 carrier customers.

We continue to expand our platforms into the converging TMT, MNO, and Digital spaces to enable connected devices to do more things across multiple networks, brands and communities. Our initiatives with our customers continue to grow both with regard to our current business as well as our new product offerings. We are also exploring additional opportunities to support our customer, product and geographic diversification strategies.

Discussion of the Consolidated Statements of Operations

The following table presents an overview of our results of operations for the years ended December 31, 2022 and 2021 (in thousands).

| | Twelve Months Ended December 31, | | 2022 vs 2021 |
	2022	2021	$ Change
Net revenues	$ 252,628	$ 280,615	$ (27,987)
Cost of revenues[1]	91,702	109,050	(17,348)
Research and development	55,620	64,337	(8,717)
Selling, general and administrative	70,326	84,991	(14,665)
Restructuring charges	1,905	5,189	(3,284)
Depreciation and amortization	31,753	36,065	(4,312)
Total costs and expenses	251,306	299,632	(48,326)
Income (loss) from operations	$ 1,322	$ (19,017)	$ 20,339

---

[1] Cost of revenues excludes depreciation and amortization which are shown separately.

Net revenues decreased $28.0 million to $252.6 million for the year ended December 31, 2022, compared to the same period in 2021. The overall change in revenue was a result of the dissolution of CCMI in the prior year, expected impact from the sale and product sunsetting of the non-strategic DXP and Activation assets earlier in 2022, the expected deferred revenue run-off in the current quarter, unfavorable foreign exchange impact related to current macroeconomic conditions and temporary slowdowns in purchasing activity. The change in revenue was partially offset by Cloud subscriber growth.

Cost of revenues decreased $17.3 million to $91.7 million for the year ended December 31, 2022, compared to the same period in 2021. The decrease in 2022 is primarily attributable to the year over year change in revenue and favorable shift to higher margin products.

Research and development expense decreased $8.7 million to $55.6 million for the year ended December 31, 2022, compared to the same period in 2021. Consistent with prior year, the decrease in 2022 is primarily attributable our continued efforts to reduce spend and cost savings from the DXP Business unit divestiture.

Selling, general and administrative expense decreased $14.7 million to $70.3 million for the year ended December 31, 2022, compared to the same period in 2021. The decrease is primarily driven by executed cost savings initiatives which included headcount reductions, reduced vendor spending and lower facility costs.

Restructuring charges were $1.9 million for the year ended December 31, 2022. The restructuring charges were primarily driven by our strategic cost savings initiatives to streamline our business operations, reduce headcount and align our resources with our key strategic priorities.

Depreciation and amortization expense decreased $4.3 million for the year ended December 31, 2022. The decrease was primarily attributable to the expiration of amortizable acquired assets in combination with reduced capital expenditures mainly as a result of the data center consolidation project and efforts to streamline business operations, partially offset by the increased amortization of capitalized software.

Income tax. The Company recognized approximately $1.9 million in related income tax expense and $7.2 million in related income tax benefit during the years ended December 31, 2022 and 2021, respectively. The effective tax rate was approximately (31.7)% for the year ended December 31, 2022, which was lower than the U.S. federal statutory rate primarily due to the impact of Global Intangible Low-Taxed Income, attributable to income in foreign jurisdictions and the impact of the U.S. capitalization of research expenses effective January 1, 2022, and the divestiture of the DXP and Activation assets during the second quarter. This decrease was partially offset by loss jurisdictions where full valuation allowances have been recorded and foreign income tax credits generated in the period. The Company's effective tax rate was approximately 23.7% for the year ended December 31, 2021, which higher than the U.S. statutory rate primarily due to the benefit of the CARES Act provision allowing for a 5 year carryback of Net Operating Losses arising in 2018, 2019 and 2020, offset by certain unfavorable permanent book-tax differences.

Liquidity and Capital Resources

As of December 31, 2022, our principal sources of liquidity have been cash provided by operations. Our cash and cash equivalents balance was $21.9 million at December 31, 2022. We anticipate that our principal uses of cash and cash equivalents will be to fund our business, including technology expansion and working capital.

At December 31, 2022, our non-U.S. subsidiaries held approximately $9.4 million of cash and cash equivalents that are available for use by all of our operations around the world. At this time, we believe the funds held by all non-U.S. subsidiaries will be permanently reinvested outside of the U.S. However, if these funds were repatriated to the U.S. or used for U.S. operations, certain amounts could be subject to U.S. tax for the incremental amount in excess of the foreign tax paid. Due to the timing and circumstances of repatriation of these earnings, if any, it is not practical to determine the unrecognized deferred tax liability related to the amount.

We believe that our cash, cash equivalents, financing sources, and our ability to manage working capital and expected positive cash flows generated from operations in combination with continued expense reductions will be sufficient to fund our operations for the next twelve months from the date of filing of this Annual Report on Form 10-K. However, as the impact of the COVID-19 pandemic on the economy and our operations as well as geopolitical developments, we will continue to assess our liquidity needs. Given the economic uncertainty as a result of the pandemic, we have taken actions to improve our current liquidity position, including, reducing working capital, reducing operating costs and substantially reducing discretionary spending. Even with these actions however, an extended period of economic disruption as a result of COVID-19 could materially affect our business, results of operations, ability to meet debt covenants, access to sources of liquidity and financial condition. Our liquidity plans are subject to a number of risks and uncertainties, including those described in the "Forward-Looking Statements" section of this MD&A and Part I, Item 1A. "Risk Factors", some of which are outside of our control.

Offering of 2021 Senior Notes due 2026

On June 30, 2021, the Company closed its underwritten public offering of $120.0 million aggregate principal amount of 8.375% senior notes due 2026 at a par value of $25.00 per senior note (the "Senior Notes"). The offering was conducted pursuant to an underwriting agreement (the "Notes Underwriting Agreement") dated June 25, 2021, by and among the Company and B. Riley Securities, Inc., as representative of the several underwriters (the "Notes Underwriters"). At the closing, the Company issued $125.0 million aggregate principal amount of Senior Notes, inclusive of $5.0 million aggregate principal amount of Senior Notes issued pursuant to the full exercise of the Notes Underwriters' option to purchase additional Senior Notes.

The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness. The Senior Notes are effectively subordinated in right of payment to all of the Company's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of the Company's subsidiaries, including trade payables. The Senior Notes bear interest at the rate of 8.375% per annum. Interest on the Senior Notes is payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on July 31, 2021. The Senior Notes will mature on June 30, 2026, unless redeemed prior to maturity.

The Company may, at its option, at any time and from time to time, redeem the Senior Notes for cash in whole or in part (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $25.75 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.50 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.25 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after June 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. On and after any redemption date, interest will cease to accrue on the redeemed Senior Notes.

On October 25, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") between the Company and B. Riley Securities, Inc. (the "Agent"), a related party, pursuant to which the Company may offer and sell, from time to time, up to $18.0 million of the Company's 8.375% Senior Notes due 2026. Sales of the additional Senior Notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). Under the Sales Agreement, the Agent will be entitled to compensation of 2.0% of the gross proceeds of all notes sold through it as the Company's agent.

During the fourth quarter of 2021, the Company sold $16.1 million aggregate principal amount of Senior Notes under the Sales Agreement. The additional Senior Notes sold have terms identical to the initial Senior Notes and are be fungible and vote together with the initial Senior Notes immediately upon issuance. The Senior Notes and initial Senior Notes are listed and trade on The Nasdaq Global Market under the symbol "SNCRL."

The total fair value of the outstanding Senior Notes was $101.3 million as of December 31, 2022. The Company is in compliance with its debt covenants as of December 31, 2022.

For further details, see *Note 11*. *Debt* of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

2019 Revolving Credit Facility

On October 4, 2019, the Company entered into a Credit Agreement with Citizens Bank, N.A., for a $10.0 million Revolving Credit Facility. Borrowings under the Revolving Credit Facility bore interest at a rate equal to, at the Company's option, either (1) the arithmetic average of the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period (one, three or six months (or 12 months if agreed to by all applicable Lenders)) as selected by the Company relevant to such borrowing plus the applicable margin, or (2) a base rate determined by reference to the greatest of the federal funds rate plus 0.5%, the prime commercial lending rate as determined by the Agent, and the daily LIBOR rate plus 1.0%, in each case plus an applicable margin and subject to a floor of 0.0%.

On June 30, 2021, the Company paid off the outstanding balance and closed the Revolving Credit Facility.

Series B Non-Convertible Preferred Stock

On June 30, 2021, the Company closed a private placement of 75,000 shares of its Series B Perpetual Non-Convertible Preferred Stock, par value $0.0001 per share, with an initial liquidation preference of $1,000 per share (the "Series B Preferred Stock"), for net proceeds of $72.8 million (the "Series B Transaction"). The sale of the Series B Preferred Stock was pursuant to the Series B Preferred Stock Purchase Agreement, dated as of June 24, 2021 (the "Series B Purchase Agreement"), between the Company and B. Riley Principal Investments, LLC ("BRPI").

In connection with the closing of the Series B Transaction, the Company (i) filed a Certificate of Designation with the State of Delaware setting forth the rights, preferences, privileges, qualifications, restrictions and limitations on the Series B Preferred Stock (the "Series B Certificate") and (ii) entered into an Investor Rights Agreement with B. Riley Financial, Inc. ("B. Riley Financial") and BRPI setting forth certain governance and registration rights of B. Riley Financial with respect to the Company.

Certificate of Designation of the Series B Preferred Stock

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series B Preferred Stock are set forth in the Series B Certificate. Under the Series B Certificate, the holders of the Series B Preferred Stock are entitled to receive, on each share of Series B Preferred Stock on a quarterly basis, an amount equal to the dividend rate, as described in the following sentence, divided by four and multiplied by the then-applicable Liquidation Preference per share of Series B Preferred Stock (collectively, the "Preferred Dividends"). The dividend rate is (1) 9.5% per annum for the period commencing on June 30, 2021 and ending on and including December 31, 2021, (2) 13% per annum for the year commencing on January 1, 2022 and ending on and including December 31, 2022; and (3) 14% per annum for the year commencing on January 1, 2023 and thereafter. The Preferred Dividends will be due in cash on January 1, April 1, July 1 and October 1 of each year (each, a "Series B Dividend Payment Date"). The Company may choose to pay the Series B Preferred Dividends in cash or in additional shares of Series B Preferred Stock. In the event the Company does not declare and pay a dividend in cash on any Series B Dividend Payment Date, the unpaid amount of the Preferred Dividend will be added to the Liquidation Preference. As of December 31, 2022, the Liquidation Value and Redemption Value of the Series B Preferred Shares was $73.0 million.

On and after the fifth anniversary of the date of issuance, holders of shares of Series B Preferred Stock will have the right to cause the Company to redeem each share of Series B Preferred Stock for cash in an amount equal to the sum of the current liquidation preference and any accrued dividends. Each share of Series B Preferred Stock will also be redeemable at the option of the holder upon the occurrence of a "Fundamental Change" at (i) par in the case of a payment in cash or (ii) 1.5 times par in the case of payment in shares of Common Stock (such shares being, "Registrable Securities"), subject to certain limitations on the amount of stock that could be issued to the holders of Series B Stock. In addition, the Company will be permitted to redeem outstanding shares of the Series B Preferred Stock at any time for the sum of the then-applicable Liquidation Preference and the accrued but unpaid dividends. Pursuant to the Series B Certificate, the Company will be required to use (i) the first $50.0 million of proceeds from certain transactions (i.e., disposition, sale of assets, tax refunds) received by the Company to redeem for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of Series B Preferred Stock and (ii) the next $25.0 million of proceeds from certain transactions received by the Company may be used by the Company to buy back shares of Common Stock and to the extent, not used for such purpose by the Company, to redeem, for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of the Series B Preferred Stock.

The Company shall be required to obtain the prior written consent of the holders holding at least a majority of the outstanding shares of the Series B Preferred Stock before taking certain actions, including: (i) certain dividends, repayments and redemptions; (ii) any amendment to the Company's certificate of incorporation that adversely affects the rights, preferences, privileges or voting powers of the Series B Preferred Stock; and (iii) issuances of stock ranking senior or equivalent to shares of the Series B Preferred Stock (including additional shares of the Series B Preferred Stock) in the priority of payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company. Other than with respect to the foregoing consent rights, the Series B Preferred Stock is non-voting stock.

Investor Rights Agreement

On June 30, 2021, the Company, B. Riley Financial and BRPI entered into an Investor Rights Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, for so long as affiliates of B. Riley Financial beneficially own at least 10% of the outstanding shares of common stock (unless such equity threshold percentage is not met due to dilution from equity issuances), B. Riley Financial is entitled to nominate one Class II director (the "B. Riley Nominee") to the Company's board of directors (the "Board"), who shall be an employee of B. Riley Financial or its affiliates and is approved by the Board, such approval not to be unreasonably withheld. For so long as affiliates of B. Riley Financial beneficially own 5% or more but less than 10% of the outstanding shares of common stock (unless such equity threshold percentage is not met due to dilution from equity issuances), B. Riley Financial is entitled to certain board observer rights.

Series A Convertible Preferred Stock

In accordance with the terms of the Share Purchase Agreement dated as of October 17, 2017 (the "PIPE Purchase Agreement"), with Silver Private Holdings I, LLC, an affiliate of Siris ("Silver"), on February 15, 2018, the Company issued to Silver 185,000 shares of its newly issued Series A Convertible Participating Perpetual Preferred Stock (the "Series A Preferred Stock"), par value $0.0001 per share, with an initial liquidation preference of $1,000 per share, in exchange for $97.7 million in cash and the transfer from Silver to the Company of the 5,994,667 shares of the Company's common stock held by Silver (the "Preferred Transaction"). In connection with the issuance of the Series A Preferred Stock, we (i) filed the Series A Certificate and (ii) entered into an Investor Rights Agreement with Silver setting forth certain registration, governance and preemptive rights of Silver with respect to us (the "Investor Rights Agreement"). Pursuant to the PIPE Purchase Agreement, at the closing, we paid to Siris $5.0 million as a reimbursement of Silver's costs and expenses incurred in connection with the Preferred Transaction.

Redemption of Series A Preferred Stock

The net proceeds from the common stock public offering, Senior Note offering and the Series B Transaction were used in part to fully redeem all outstanding shares of the Company's Series A Preferred Stock on June 30, 2021 (the "Redemption"). The Company redeemed in full all of the 268,917 outstanding shares of the Series A Preferred Stock for an aggregate Redemption Price of $278.7 million and all rights under the Investor Rights Agreement relating to the Series A Preferred Stock were terminated effective with the Redemption. No Series A Preferred Stock remains outstanding or authorized as of December 31, 2022.

Discussion of Cash Flows

A summary of net cash flows follows (in thousands):

| | Twelve Months Ended December 31, | | Change | |
	2022	2021	2022 vs 2021	
Net cash provided by (used in):				
Operating activities	$ 17,359	$ 4,945	$ 12,414	
Investing activities	$ (13,166)	$ (23,943)	$ 10,777	
Financing activities	$ (13,276)	$ 16,188	$ (29,464)	

Our primary source of cash is receipts from revenue. The primary uses of cash are personnel and related costs, telecommunications and facility costs related primarily to our cost of revenue and general operating expenses including professional service fees, consulting fees, building and equipment maintenance and marketing expense.

Cash flows from operating activities for the year ended December 31, 2022 was $17.4 million of cash provided by operating activities, as compared to $4.9 million of cash provided by operating activities for the same period in 2021. The increase of cash provided by operating activities of $12.4 million was mainly driven by continued growth in cloud subscribers, reduced operating costs, and $4.3 million federal tax refunds received in the second quarter of 2022.

Cash flows from investing activities for the year ended December 31, 2022 was $13.2 million of cash used by investing activities, as compared to $23.9 million in cash used by investing activities during the same period in 2021. The cash used for investing activities in the current year and prior year was primarily related to increased investment in product development for our Cloud offering and capitalization of associated labor costs. This investment was offset in the current period by the $8 million of cash received as part of the DXP Business sale.

Cash flows from financing activities for the year ended December 31, 2022 was $13.3 million of cash used by financing activities, as compared to $16.2 million of cash provided for the same period in 2021, primarily due to principal and interest payments associated with the redemption of Series B Preferred Stock in 2022.

Effect of Inflation

Inflationary increases in certain input costs, such as occupancy, labor and benefits, and general administrative costs, have impacted our business. Management does not believe these impacts have had a material impact on our results of operations during the 2022, 2021 and 2020. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations

Our contractual obligations consist of office and laptop leases, notes payable and related interest as well as contractual commitments under third-party hosting, software licenses and maintenance agreements. The following table summarizes our long-term contractual obligations as of December 31, 2022 (in thousands).

| | Payments Due by Period | | | | |
	Total	2023	2024-2026	2027-2028	Thereafter
Finance lease obligations	$ 940	$ 483	$ 457	$ —	$ —
Interest	44,307	11,815	32,492	—	—
Operating lease obligations	42,516	8,007	24,045	10,464	—
Purchase obligations[1]	48,599	20,343	28,256	—	—
Senior Note Payable	141,077	—	141,077	—	—
Total	$ 277,439	$ 40,648	$ 226,327	$ 10,464	$ —

---

[1] Amounts represent obligations associated with colocation agreements and other customer delivery related purchase obligations.

Uncertain Tax Positions

Unrecognized tax positions are $4.4 million at December 31, 2022. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but we do not believe that the ultimate settlement of our obligations will materially affect our liquidity. We do not expect that the balance of unrecognized tax benefits will significantly increase or decrease over the next twelve months.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements in accordance with U.S. GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during a fiscal period. We have discussed the selection and development of the critical accounting policies with the Audit Committee, and the Audit Committee has reviewed our related disclosures in this Form 10-K. Although we believe that our judgments and estimates are appropriate, correct and reasonable under the circumstances, actual results may differ from those estimates. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See Part I, "Item 1A. Risk Factors" in this Form 10-K for certain matters bearing risks on our future results of operations.

We believe the following to be our critical accounting policies because they are important to the portrayal of our consolidated financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain.

Significant accounting policies that we employ are presented in the Notes to our Consolidated Financial Statements in Item 8 *Note 2. Summary of Significant Accounting Policies.* There were no significant changes in our critical accounting policies and estimates discussed in our Form 10-K during the year ended December 31, 2022.

Revenue Recognition and Deferred Revenue

The Company generates revenue from the delivery of a range of products, solutions and services for operators, enterprises, OEMs and technology providers. We offer services principally on a Transactional or Subscription basis (SaaS) or in the form of Professional Services or Software Licenses. Revenues are recognized when control of the promised goods or services are transferred to the Company's customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company generates all of its revenue from contracts with customers.

Subscription and Transaction revenues consist of revenues derived from the processing of transactions through the Company's service platforms, providing enterprise portal management services on a subscription basis and maintenance agreements on software licenses. The Company generates revenue from Subscription services from monthly active user fees, software as a service ("SaaS") fees, hosting and storage fees, and fees for the related maintenance support for those services. In most cases, the subscription or transaction arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The Company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the distinct periods of service based on usage, under Topic 606 Section 10-25-14(b). When the Company does not allocate variable consideration to distinct periods of service, the total estimated transaction price is recognized ratably over the term of the contract, where the level of service provided to the customer does not vary significantly from one period to another.

Transaction service arrangements include services such as processing equipment orders, new account setup and activation, number port requests, credit checks and inventory management. Transaction revenues are principally based on a contractual price per transaction and are recognized based on the number of transactions processed during each reporting period. Revenues are recorded based on the total number of transactions processed at the applicable price established in the relevant contract.

Many of the Company's contracts guarantee minimum volume transactions from the customer. In these instances, if the customer's total estimated transaction volume for the period is expected to be less than the contractual amount, the Company records revenues at the minimum guaranteed amount on a straight line based over the period covered by the minimum. Setup fees for transactional service arrangements are deferred until set up activities are completed and recognized on a straight-line basis over remaining expected customer relationship period. Revenues are presented net of discounts, which are volume level driven.

In accordance with Topic 606 Section 10-50-20, any credits due to customers, which are generally performance driven and based upon system availability or response times to incidents, are determined and accounted for in the period in which the services are provided. The Company recognizes revenues from support and maintenance performance obligations over the service delivery period.

The Company's software licenses typically provide for a perpetual or term right to use the Company's software. The Company has concluded that in most cases its software license is distinct as the customer can benefit from the software on its own. Software revenue is typically recognized when the software is delivered to the customer. Contracts that include software customization or specified upgrades may result in the combination of the customization services with the software license as one performance obligation. The Company does not have a history of returns, or refunds of its software licenses, however, in limited instances, the Company may constrain consideration to high-risk customers, until collection is resolved.

The Company's professional services include software development and customization. The contracts generally include project deliverables specified by each customer. The performance obligations in the agreements are generally combined into one deliverable and generally result in the transfer of control over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. The Company recognizes revenue on fixed fee contracts on the proportion of labor hours expended to the total hours expected to complete the contract performance obligation.

Most of the Company's contracts with customers contain multiple performance obligations which generally include either 1) a perpetual software license with support and maintenance and sometimes a hosting agreement or 2) a term SaaS agreement, frequently sold along with professional services. For these contracts, the Company accounts for individual goods and services separately if they are distinct performance obligations. This often requires significant judgment based upon knowledge of the products, the solution provided and the structure of the sales contract. In SaaS agreements, the Company provides a service to the customer which combines the software functionality, maintenance and hosting into a single performance obligation when the customer doesn't have the ability to take possession of the underlying software license. The Company may also sell the same three goods and services in a contract, but there may be three performance obligations, where the customer has the right to take possession of the software license without significant penalty.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company estimates standalone selling prices of software based on observable inputs of past transactions to similarly situated customers. When such observable data is not available for certain software licenses because there is a limited number of transactions or prices are highly variable, the Company will estimate the standalone selling price using the residual approach. Standalone selling prices of services are typically determined based on observable transactions when these services are sold on a standalone basis to similarly situated customers or estimated using a cost-plus margin approach.

Estimating the transaction price of variable consideration including the variable quantity subscription or transaction contracts in a multiple performance obligation arrangement requires significant judgment. The Company generally estimates this variable consideration at the most likely amount to which the Company expects to be entitled and in certain cases based on the expected value. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. The Company reviews and updates these estimates on a quarterly basis.

Income Taxes

In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses. The CARES Act amends the Net Operating Loss provisions of the Tax Cuts and Jobs Act, allowing for the carryback of losses arising in tax years 2018, 2019 and 2020, to each of the five taxable years preceding the taxable year of loss.

Since we conduct operations on a global basis, our effective tax rate has and will depend upon the geographic distribution of our pre-tax earnings among locations with varying tax rates. We account for the effects of income taxes that result from our activities during the current and preceding years. Under this method, deferred income tax liabilities and assets are based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is recorded if it is "more likely than not" that a portion or all of a deferred tax asset will not be realized.

In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured by determining the amount that has a greater than 50 percent likelihood of being realized upon the settlement of the position. Components of the reserve are classified as current or a long-term liability in the Consolidated Balance Sheets based on when we expect each of the items to be settled. We record interest and penalties accrued in relation to uncertain tax benefits as a component of interest expense.

While we believe we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause us to either materially increase or reduce the carrying amount of our tax reserves. In general, tax returns for the year 2018 and thereafter are subject to future examination by tax authorities.

Our policy has been to leave our cumulative unremitted foreign earnings invested indefinitely outside the United States, and we intend to continue this policy. Although the transition tax in the TCJA has removed U.S. federal taxes on distributions to the U.S. on a go forward basis, the Company continues to assert permanent reinvestment of foreign earnings. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

Goodwill

Goodwill is our largest intangible asset. At December 31, 2022, our goodwill balance was $210.9 million, representing approximately 53% of total assets. Goodwill represents the excess of the purchase price over the fair value of assets acquired, including other definite-life intangible assets. Our policy is to perform an impairment test of goodwill at least annually, and more frequently if events or circumstances occurred that would indicate a reduced fair value in our reporting units could exist. Typically, we perform a qualitative assessment in the fourth quarter of the fiscal year to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. As part of this qualitative assessment, we perform a quantitative assessment where necessary in substantiating our qualitative assessment.

During our qualitative assessment we make significant estimates, assumptions, and judgments, around the financial performance of the Company, changes in our share price, and forecasts of earnings, working capital requirements, and cash flows. We consider the reporting unit's historical results and operating trends as well as any strategic difference from our historical results when determining these assumptions.

If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, we perform a quantitative goodwill impairment test. Fair value estimates used in the quantitative impairment test are calculated using a combination of the income and market approaches. The income approach is based on the present value of future cash flows of each reporting unit, while the market approach is based on certain multiples of selected guideline public companies or selected guideline transactions. The approaches incorporate a number of market participant assumptions including future growth rates, discount rates, income tax rates and market activity in assessing fair value and are reporting unit specific. If the carrying amount exceeds the reporting unit's fair value, we recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. We recognize any impairment loss in operating income.

The fair value measurement associated with the quantitative goodwill impairment test is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Significant changes in the underlying assumptions used to value goodwill could significantly increase or decrease the fair value estimates used for impairment assessments.

For our 2022 impairment tests, the Company identified one reporting unit, Core. The Company performed a quantitative impairment assessment, as of October 1, 2022, for the Core reporting unit. The amounts below represent the results of our quantitative assessment.

The table below depicts the methods employed, assumptions used and percentage fair value in excess of carrying value.

2022 Impairment Test

Reporting Unit	Discount Rate	Growth Rate Range	Terminal Growth Rate	Goodwill	Fair Value Exceeds Carrying Value by	Fair Value Method
Core	12.5%	0.0% - 3.0%	2.0%	$203,261	25.3%	Income Approach, Market Approach

The 2022 fair value of the reporting unit was estimated using the income and market approach.

For the income approach, we used projections, which require the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit include revenue and cost growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

Management also applied the market approach to the analysis. For the market approach, we used judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If sufficient comparable data is not present, the market approach will not be employed. The discount rate for each reporting unit is influenced by general market conditions as well as factors specific to the reporting unit.

Factors influencing the revenue growth rates include the nature of the services the reporting unit provides for its clients, the maturity of the reporting unit and any known concentrated customer contract renewals. We believe that the estimates and assumptions we made are reasonable, but they are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material.

A deterioration in profitability, adverse market conditions, significant client losses, changes in spending levels of our existing clients or a different economic outlook than currently estimated by management could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future.

Capitalized Software Development Costs

Software development costs are accounted for in accordance with either ASC 985-20, "Software - Costs of Software to be Sold, Leased or Marketed," or ASC 350-40, "Internal-Use Software." Costs associated with the planning and designing phase of software development are classified as research and development costs and are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and employee compensation and related expenses of personnel directly associated with the development activities. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and quality assurance, are capitalized until available for general release to clients.

Amortization is calculated on a solution-by-solution basis and is recognized over the estimated economic life of the software, typically ranging two to three years. Amortization begins when the software is substantially completed for its intended use. Costs incurred during the preliminary and post-implementation stages are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software, employee compensation and related expenses of personnel directly associated with the development activities. Software development costs are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Unrecoverable costs are reviewed annually and recognized in the period they become unrecoverable, as needed, and are recorded in the Consolidated Statements of Operations as depreciation and amortization expense.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards see *Note 2. Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2022 and December 31, 2021 that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market Risk

The following discussion about market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We deposit our excess cash in what we believe are high-quality financial instruments, primarily money market funds and certificates of deposit and, we may be exposed to market risks related to changes in interest rates. We do not actively manage the risk of interest rate fluctuations on our marketable securities; however, such risk is mitigated by the relatively short-term nature of these investments. These investments are denominated in United States dollars.

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations, while at the same time maximizing the income, we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short- and long-term investments in a variety of securities, which could include commercial paper, money market funds and corporate and government debt securities. Our cash and cash equivalents at December 31, 2022 and December 31, 2021 were invested in liquid money market accounts, certificates of deposit and government securities. All market-risk sensitive instruments were entered into for non-trading purposes.

Foreign Currency Exchange Risk

We are exposed to translation risk because certain of our foreign operations utilize the local currency as their functional currency and those financial results must be translated into U.S. dollars. As currency exchange rates fluctuate, translation of the financial statements of foreign businesses into U.S. dollars affects the comparability of financial results between years.

We do not hold any derivative instruments and do not engage in any hedging activities. Although our reporting currency is the U.S. dollar, we may conduct business and incur costs in the local currencies of other countries in which we may operate, make sales and buy materials and services. As a result, we are subject to foreign currency transaction risk. Further, changes in exchange rates between foreign currencies and the U.S. dollar could affect our future net sales, cost of sales and expenses and could result in foreign currency transaction gains or losses.

We cannot accurately predict future exchange rates or the overall impact of future exchange rate fluctuations on our business, results of operations and financial condition. To the extent that our international activities recorded in local currencies increase in the future, our exposure to fluctuations in currency exchange rates will correspondingly increase and hedging activities may be considered if appropriate.

Interest Rate Risk

We are exposed to the risk of interest rate fluctuations on the interest income earned on our cash and cash equivalents. A hypothetical 100 basis point movement in interest rates applicable to our cash and cash equivalents outstanding at December 31, 2022 would increase interest income by approximately $0.2 million on an annual basis.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page No.
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 42)	57
Consolidated Balance Sheets as of December 31, 2022 and 2021	59
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020	60
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2022, 2021, and 2020	61
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020	62
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	63
Notes to Consolidated Financial Statements	65

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Synchronoss Technologies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Synchronoss Technologies, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

New or Modified Revenue Arrangements with Multiple Performance Obligations - Identifying contracts, performance obligations and stand-alone selling price

Description of the Matter	As discussed in *Note 3. Revenue* of the consolidated financial statements, the Company recognized $252.6 million in revenue across all service lines. The Company's revenue agreements frequently contain multiple performance obligations, and judgment is required to determine which performance obligations are distinct and accounted for separately. These agreements may also contain variable consideration in the form of tiered pricing, contractual minimums or discounts. Judgment is also required to estimate the total contract consideration and to allocate the consideration to each distinct performance obligation. Additionally, the Company may enter into multiple agreements with the same customer, which may affect the identification of the contract, the performance obligations and the allocation of total contract consideration. Auditing the Company's new or modified revenue arrangements that included multiple performance obligations was complex and involved a high degree of judgment related to management's identification of performance obligations and its estimate and allocation of contract consideration.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the Company's process for identifying and assessing new or modified revenue arrangements that included multiple performance obligations as well as recognizing the related revenue, including controls over management's review of the significant judgments and estimates used in the identification of the contract, distinct performance obligations and the estimation and allocation of amounts to each performance obligation.

Our audit procedures also included, among others, reading a sample of customer contracts and evaluating management's identification of the contract and the distinct performance obligations based on the terms of the arrangements and the Company's accounting policies. To test the calculation of the amount of consideration allocated to each distinct performance obligation, we performed procedures to evaluate management's judgments related to the allocation of consideration to each distinct performance obligation and performed sensitivity analyses to evaluate how these assumptions affect the amount of revenue recognized. We have also evaluated the adequacy of the Company's disclosures included in *Note 3. Revenue*.

Goodwill

Description of the Matter	At December 31, 2022, the Company's goodwill balance was $210.9 million. As discussed in *Note 8. Goodwill and Intangibles* of the consolidated financial statements, goodwill is tested for impairment at least annually on October 1 at the reporting unit level. Auditing the Company's goodwill impairment test was complex due to the significant judgment required in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions that require judgment, including revenue growth rates, free cash flow and operating expenses as a percentage of revenue that affect the amount and timing of future cash flows, long-term growth rates, and the weighted average cost of capital ("discount rate"), which are affected by factors such as general market conditions and recent operating performance.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process. For example, we tested controls over management's review of the valuation model and the significant assumptions, discussed above used to develop the prospective financial information. We also tested management's controls to validate the data used in the valuation was complete and accurate.

To test the estimated fair value of the Company's reporting unit, we performed audit procedures that included, among others, assessing the reasonableness of the methodologies used. We also compared the significant assumptions used by management to develop the prospective financial information to current industry and economic trends, analyst expectations, changes to the Company's business model, customer base or product mix and other relevant information. We assessed the historical accuracy of management's projections of future earnings by comparing the actual results to prior forecasts, and we performed analyses of significant assumptions to assess the impact of changes in the assumptions on the calculation of fair value. Further, we evaluated the revenue growth rates, free cash flow, operating expenses as a percentage of revenue and long-term growth rates in comparison to the Company's peers. We also involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. We have also evaluated the adequacy of the Company's disclosures included in *Note 8. Goodwill and Intangibles*.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2001.
Iselin, New Jersey
March 15, 2023

SYNCHRONOSS TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	21,921	$	31,504
Accounts receivable, net		47,024		47,586
Prepaid & other current assets		36,342		42,901
Total current assets		105,287		121,991
Non-current assets:				
Property and equipment, net		4,582		6,979
Operating lease right-of-use assets		20,863		26,399
Goodwill		210,889		224,577
Intangible assets, net		47,536		60,335
Loan receivable		4,834		4,834
Other assets, non-current		4,081		5,619
Total non-current assets		292,785		328,743
Total assets	$	398,072	$	450,734
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	14,209	$	11,097
Accrued expenses		52,115		61,916
Deferred revenues, current		13,859		22,368
Total current liabilities		80,183		95,381
Long-term debt, net of debt issuance costs		134,584		133,104
Deferred tax liabilities		466		560
Deferred revenues, non-current		324		548
Leases, non-current		29,637		36,095
Other non-current liabilities		3,933		9,218
Total liabilities		249,127		274,906
Commitments and contingencies:				
Series B Non-Convertible Perpetual Preferred Stock, $0.0001 par value; 150 and 150 shares authorized, 71 and 75 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		68,348		72,505
Redeemable noncontrolling interest		12,500		12,500
Stockholders' equity:				
Common stock, $0.0001 par value; 150,000 and 100,000 shares authorized, 90,853 and 88,305 shares issued; 90,853 and 88,305 outstanding at December 31, 2022 and December 31, 2021, respectively		9		9
Additional paid-in capital		488,848		492,512
Accumulated other comprehensive loss		(44,131)		(32,985)
Accumulated deficit		(376,629)		(368,713)
Total stockholders' equity		68,097		90,823
Total liabilities and stockholders' equity	$	398,072	$	450,734

See accompanying notes to consolidated financial statements.

SYNCHRONOSS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Twelve Months Ended December 31,		
	2022	**2021**	**2020**
Net revenues	$ 252,628	$ 280,615	$ 291,670
Costs and expenses:			
Cost of revenues[1]	91,702	109,050	121,817
Research and development	55,620	64,337	77,043
Selling, general and administrative	70,326	84,991	89,292
Restructuring charges	1,905	5,189	7,955
Depreciation and amortization	31,753	36,065	43,685
Total costs and expenses	251,306	299,632	339,792
Income (loss) from operations	1,322	(19,017)	(48,122)
Interest income	465	39	1,597
Interest expense	(13,640)	(6,420)	(476)
Gain on divestiture	2,549	—	—
Other income (expense), net	3,447	(4,877)	9,535
Loss from operations, before taxes	(5,857)	(30,275)	(37,466)
(Provision) benefit for income taxes	(1,859)	7,177	27,108
Net loss	(7,716)	(23,098)	(10,358)
Net (loss) income attributable to redeemable noncontrolling interests	(200)	156	(344)
Preferred stock dividend	(9,552)	(35,509)	(37,981)
Net loss attributable to Synchronoss	$ (17,468)	$ (58,451)	$ (48,683)
Earnings (loss) per share:			
Basic	$ (0.20)	$ (0.90)	$ (1.16)
Diluted	$ (0.20)	$ (0.90)	$ (1.16)
Weighted-average common shares outstanding:			
Basic	86,232	64,734	41,950
Diluted	86,232	64,734	41,950

---

[1]   Cost of revenues excludes depreciation and amortization which are shown separately.

See accompanying notes to consolidated financial statements.

SYNCHRONOSS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Twelve Months Ended December 31,		
	2022	**2021**	**2020**
Net loss	$ (7,716)	$ (23,098)	$ (10,358)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments	(11,261)	(3,274)	2,128
Unrealized loss on available for sale securities	—	—	751
Net income (loss) on inter-company foreign currency transactions	115	(1,498)	2,169
Total other comprehensive (loss) income	(11,146)	(4,772)	5,048
Comprehensive loss	(18,862)	(27,870)	(5,310)
Comprehensive (loss) income attributable to redeemable noncontrolling interests	(200)	156	(344)
Comprehensive loss attributable to Synchronoss	$ (19,062)	$ (27,714)	$ (5,654)

See accompanying notes to consolidated financial statements.

SYNCHRONOSS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulative Other Comprehensive Income (Loss)	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	51,704	$ 5	(7,162)	$ (82,087)	$ 525,739	$ (33,261)	$ (334,319)	$ 76,077
Stock based compensation	—	—	—	—	11,246	—	—	11,246
Issuance of restricted stock	(525)	—	—	—	—	—	—	—
Preferred stock dividends accrued	—	—	—	—	(34,451)	—	—	(34,451)
Amortization of preferred stock issuance costs	—	—	—	—	(3,530)	—	—	(3,530)
Shares withheld for taxes in connection with issuance of restricted stock	(2)	—	—	—	—	—	—	—
Net loss attributable to Synchronoss	—	—	—	—	—	—	(10,358)	(10,358)
Non-controlling interest	—	—	—	—	344	—	(344)	—
Total other comprehensive income (loss)	—	—	—	—	—	5,048	—	5,048
Adoption of new credit loss accounting standard	—	—	—	—	—	—	(750)	(750)
Balance at December 31, 2020	51,177	$ 5	(7,162)	$ (82,087)	$ 499,348	$ (28,213)	$ (345,771)	$ 43,282

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulative Other Comprehensive Income (Loss)	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	51,177	$ 5	(7,162)	$ (82,087)	$ 499,348	$ (28,213)	$ (345,771)	$ 43,282
Stock based compensation	—	—	—	—	9,259	—	—	9,259
Issuance of restricted stock	1,982	—	—	—	1	—	—	1
Preferred stock dividends accrued	—	—	—	—	(22,718)	—	—	(22,718)
Amortization of preferred stock issuance costs	—	—	—	—	(12,791)	—	—	(12,791)
Issuance of common stock related to acquisition	42,308	4	—	—	109,996	—	—	110,000
Common Stock - Issuance Costs	—	—	—	—	(8,340)	—	—	(8,340)
Retirement of treasury stock	(7,162)	—	7,162	82,087	(82,087)	—	—	—
Net loss attributable to Synchronoss	—	—	—	—	—	—	(23,098)	(23,098)
Non-controlling interest	—	—	—	—	(156)	—	156	—
Total other comprehensive income (loss)	—	—	—	—	—	(4,772)	—	(4,772)
Balance at December 31, 2021	88,305	$ 9	—	$ —	$ 492,512	$ (32,985)	$ (368,713)	$ 90,823

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulative Other Comprehensive Income (Loss)	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	88,305	$ 9	—	$ —	$ 492,512	$ (32,985)	$ (368,713)	$ 90,823
Stock based compensation	—	—	—	—	5,771	—	—	5,771
Issuance of restricted stock	2,616	—	—	—	—	—	—	—
Preferred stock dividend	—	—	—	—	(9,409)	—	—	(9,409)
Amortization of preferred stock issuance costs	—	—	—	—	(143)	—	—	(143)
Shares withheld for taxes in connection with issuance of restricted stock	(68)	—	—	—	(83)	—	—	(83)
Net loss attributable to Synchronoss	—	—	—	—	—	—	(7,716)	(7,716)
Non-controlling interest	—	—	—	—	200	—	(200)	—
Total other comprehensive income (loss)	—	—	—	—	—	(11,146)	—	(11,146)
Balance at December 31, 2022	90,853	$ 9	—	$ —	$ 488,848	$ (44,131)	$ (376,629)	$ 68,097

See accompanying notes to consolidated financial statements.

SYNCHRONOSS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Twelve Months Ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Net loss from continuing operations	$ (7,716) $	(23,098) $	(10,358)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	31,753	34,760	42,672
Impairment of long-lived assets and capitalized software	—	1,305	1,013
Amortization of debt issuance costs	1,391	624	—
Loss on disposals of fixed assets	126	263	12
Gain on sale of DXP Business	(2,549)	—	—
Gain on disposals of intangible assets	—	(550)	(3,477)
Amortization of bond discount	88	9	—
Deferred income taxes	(164)	463	(911)
Stock-based compensation	5,461	9,343	11,137
Contingent consideration obligation	3,638	—	—
Operating lease impairment, net	175	1,353	5,350
Changes in operating assets and liabilities:			
Accounts receivable, net	14	(748)	11,703
Prepaid expenses and other current assets	6,954	(4,394)	(1,641)
Accounts payable	3,024	(2,031)	(7,127)
Accrued expenses	(8,430)	3,468	898
Deferred revenues	(8,312)	(21,972)	(43,200)
Other liabilities	(8,094)	6,150	(6,635)
Net cash provided by (used in) operating activities	17,359	4,945	(564)
Investing activities:			
Purchases of fixed assets	(1,408)	(1,521)	(885)
Additions to capitalized software	(19,758)	(22,972)	(16,665)
Acquisition of intangible assets	—	—	(400)
Proceeds from the sale of intangibles	—	550	3,600
Proceeds from the sale of DXP Business	8,000	—	—
Maturity of marketable securities available for sale	—	—	11
Net cash used in investing activities	(13,166)	(23,943)	(14,339)

Financing activities:

Share-based compensation-related proceeds, net of taxes paid on withholding shares	—	(1)	—
Taxes paid on withholding shares	(83)	(1)	(9)
Debt issuance costs related to long term debt	—	(8,606)	—
Proceeds from issuance of long term debt	—	141,077	—
Borrowings on revolving line of credit	—	—	10,000
Repayment of revolving line of credit	—	(10,000)	—
Proceeds from issuance of common stock	—	110,000	—
Common stock issuance costs	—	(8,340)	—
Proceeds from issuance of Series B Preferred stock	—	75,000	—
Series B Preferred stock issuance costs	—	(2,495)	—
Series B Preferred dividend paid in the form of cash	(6,455)	(1,781)	—
Redemption of Series B Preferred stock	(6,738)	—	—
Redemption of Series A Preferred stock	—	(278,665)	—
Net cash (used in) provided by financing activities	(13,276)	16,188	9,991
Effect of exchange rate changes on cash	(500)	643	(418)
Net decrease in cash and cash equivalents	$ (9,583) $	(2,167) $	(5,330)
Cash and cash equivalents, beginning of period	31,504	33,671	39,001
Cash and cash equivalents, end of period	$ 21,921 $	31,504 $	33,671
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 4,562 $	3,449 $	6,138
Cash refund for income taxes	$ 5,206 $	420 $	15,585
Cash paid for interest	$ 11,822 $	3,657 $	212
Supplemental disclosures of non-cash investing and financing activities:			
Paid in kind dividends on Series A Preferred stock [1]	$ — $	31,277 $	36,776
Paid in kind dividends on Series B Preferred stock	$ 2,581 $	— $	—

---

[1] 2021 amounts include amortization of preferred stock issuance costs accelerated due to Series A redemption.

See accompanying notes to consolidated financial statements.

1. Description of Business

General

Synchronoss Technologies, Inc. ("Synchronoss" or the "Company") is a leading provider of white label cloud, messaging, digital and network management solutions that enable our customers to keep subscribers, systems, networks and content in sync.

The Synchronoss Personal Cloud^{TM} solution is designed to create an engaging and trusted customer experience through ongoing content management and engagement. The Synchronoss Personal Cloud^{TM} platform is a secure and highly scalable, white label platform that allows our customers' subscribers to backup and protect, engage with, and manage their personal content and gives our operator customers the ability to increase average revenue per user ("ARPU") and reduce churn.

Our Synchronoss Personal Cloud^{TM} platform is specifically designed to support smartphones, tablets, desktops computers, laptops, wearables for health and wellness, cameras, TVs, security cameras, routers, as well as connected automobiles and homes.

Synchronoss' Messaging platform powers mobile messaging and mailboxes for hundreds of millions of telecommunication subscribers. Our Advanced Messaging platform is a powerful, secure, intelligent, white label messaging platform that expands capabilities for communications service provider and multi-service providers to offer P2P messaging via Rich Communications Services ("RCS"). Our Mobile Messaging Platform ("MMP") is poised to provide a single standard ecosystem for onboarding and management to brands, advertisers and message wholesalers.

The Synchronoss NetworkX products provide operators with the tools and software to design their physical network, streamline their infrastructure purchases, and manage and optimize comprehensive network expenses for leading top tier carriers around the globe.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities ("VIE") in which the Company is the primary beneficiary and entities in which the Company has a controlling interest. Investments in less than majority-owned companies in which the Company does not have a controlling interest, but does have significant influence, are accounted for as equity method investments. Investments in less than majority-owned companies in which the Company does not have the ability to exert significant influence over the operating and financial policies of the investee are accounted for using the cost method. All material intercompany transactions and accounts are eliminated in consolidation.

Risks and Uncertainties

There continue to be uncertainties regarding the coronavirus ("COVID-19") pandemic and current geopolitical environment. The Company is closely monitoring the impact of the pandemic and geopolitical environment on all aspects of its business, including how it will impact its customers, employees, suppliers, vendors, business partners and distribution channels. While the pandemic or geopolitical environment did not materially affect the Company's financial results and business operations for the year ended December 31, 2022, the Company is unable to predict the impact these factors will have on its financial position and operating results due to numerous uncertainties. The Company will continue to assess the evolving impact of the COVID-19 pandemic and geopolitical environment and will make adjustments to its operations as necessary.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Recently Issued Accounting Standards

Standards issued not yet adopted

Standard	Description	Effect on the financial statements
Update 2022-04 - Liabilities—Supplier Finance Programs (Subtopic 405-50). Disclosure of Supplier Finance Program Obligations	The amendments in this Update apply to all entities that use supplier finance programs in connection with the purchase of goods and services (herein described as buyer parties). Supplier finance programs, which also may be referred to as reverse factoring, payables finance, or structured payables arrangements, allow a buyer to offer its suppliers the option for access to payment in advance of an invoice due date, which is paid by a third-party finance provider or intermediary on the basis of invoices that the buyer has confirmed as valid. The amendments in this Update require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs.	The Company continues to evaluate these changes and does not anticipate any material impact on the Company's consolidated financial position or results of operations upon adoption.
Planned date of adoption: January 1, 2023		

Digital Experience Platform and Activation Solutions Sale

On March 7, 2022, Synchronoss Technologies, Inc. and iQmetrix Global Ltd. ("iQmetrix "), entered into an Asset Purchase Agreement, pursuant to which Synchronoss has agreed to sell its Digital Experience Platform and activation solutions (the "DXP Business") to iQmetrix for up to a total purchase price of $14 million. The purchase price is payable as follows: (i) $7.5 million on the closing date of the Transaction, (ii) $0.5 million deposited into an escrow account on the Closing Date, (iii) $1 million paid twelve (12) months from the Closing Date, and (iv) $5 million that may be payable as an earn-out.

This transaction closed on May 11, 2022. The Company received the $7.5 million cash payment on the transaction close date. The Company received the $0.5 million payment in escrow during the third quarter in accordance with the terms of the Asset Purchase Agreement. The remaining $1 million escrow payment was recorded into other current assets. This consideration is not contingent on any further actions.

The Company determined the fair value of the earn-out provision was $3.6 million of which $3.0 million was recorded as an other current asset and the remaining portion was recorded as non-current other asset. In the fourth quarter, iQmetrix and the Company agreed that the required performance conditions were not met. This resulted in a write-off of the asset recorded within the Selling, general and administrative expenses line item on the income statement.

The book value of the divested intangible assets associated with the DXP Business was $2.3 million. For the goodwill allocation, the fair value of the core reporting unit was estimated using a combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach, which incorporates the use of earnings and revenue multiples based on market data. Based on the fair value of the core reporting unit and the aggregate consideration received in the transaction, the Company determined the attributable fair value of goodwill to the DXP Business was $7.6 million. The transaction resulted in a $2.5 million gain for the year ended December 31, 2022.

Accounts Receivable Securitization Facility

On June 23, 2022 (the "Closing Date"), the Company and certain of its subsidiaries (together with the Company, the "Company Group") entered into a $15 million accounts receivable securitization facility (the "A/R Facility") with Norddeutsche Landesbank Girozentrale.

The A/R Facility transaction includes (i) Receivables Purchase Agreements (the "Receivables Purchase Agreements") dated as of the Closing Date, among the Company, as initial servicer, SN Technologies, LLC, a wholly owned special purpose

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

subsidiary of the Company ("SN Technologies"), as seller, Norddeutsche Landesbank Girozentrale, as administrative agent (the "Administrative Agent"), and the purchasers party thereto, the group agents party thereto and the originators party thereto; (ii) Purchase and Sale Agreements (the "Purchase and Sale Agreements") dated as of the Closing Date, between the Company Group, as originators (the "Originators"), and SN Technologies, as purchaser; (iii) the Administration Agreement (the "Administration Agreement") dated as of the Closing Date, between the Company, as servicer, and Finacity Corporation, as administrator; and (iv) the Performance Guaranty (the "Performance Guaranty") dated as of the Closing Date made by the Company in favor of the Administrative Agent.

Pursuant to the Purchase and Sale Agreements, the Originators will sell existing and future accounts receivable (and related assets) (the "Receivables") to SN Technologies in exchange for cash and/or subordinated notes. The Originators and SN Technologies intend the transactions contemplated by the Purchase and Sale Agreements to be true sales to SN Technologies by the respective Originators. Pursuant to the Receivables Purchase Agreement, SN Technologies will in turn grant an undivided security interest to the Administrative Agent in the Receivables in exchange for a credit facility permitting borrowings of up to $15 million outstanding from time to time. Yield is payable to the Administrative Agent under the Receivables Purchase Agreements at a variable rate based on the Norddeutsche Landesbank Girozentrale's Hanover funding rate plus a 2.35% margin. The Company's commitment fee shall equal 0.85% per annum on the average daily unused outstanding capital. Pursuant to the Performance Guaranty, the Company guarantees the performance of the Originators of their obligations under the Purchase and Sale Agreements.

The Company has not agreed to guarantee any obligations of SN Technologies or the collection of any of the receivables and will not be responsible for any obligations to the extent the failure to perform such obligations by the Company or any Originators results from receivables being uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness or other financial inability to pay of the related obligor.

Unless earlier terminated or subsequently extended pursuant to the terms of the Receivables Purchase Agreement, the A/R Facility will expire on June 23, 2025.

The foregoing description of the A/R Facility and the respective transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Receivables Purchase Agreements, Purchase and Sale Agreements, Administration Agreement and Performance Guaranty, copies of which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, on Form 8-K filed with Securities and Exchange Commission on June 23, 2022.

The Company has not drawn on the A/R Facility as of December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to the Company's customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company generates all of its revenue from contracts with customers.

Subscription and Transaction revenues consist of revenues derived from the processing of transactions through the Company's service platforms, providing enterprise portal management services on a subscription basis and maintenance agreements on software licenses. The Company generates revenue from Subscription services from monthly active user fees, software as a service ("SaaS") fees, hosting and storage fees, and fees for the related maintenance support for those services. In most cases, the subscription or transaction arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The Company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the

distinct periods of service based on usage, under Topic 606 Section 10-25-14(b). When the Company does not allocate variable consideration to distinct periods of service, the total estimated transaction price is recognized ratably over the term of the contract, where the level of service provided to the customer does not vary significantly from one period to another.

Transaction service arrangements include services such as processing equipment orders, new account setup and activation, number port requests, credit checks and inventory management.

Transaction revenues are principally based on a contractual price per transaction and are recognized based on the number of transactions processed during each reporting period. Revenues are recorded based on the total number of transactions processed at the applicable price established in the relevant contract.

Many of the Company's contracts guarantee minimum volume transactions from the customer. In these instances, if the customer's total estimated transaction volume for the period is expected to be less than the contractual amount, the Company records revenues at the minimum guaranteed amount on a straight line based over the period covered by the minimum. Setup fees for transactional service arrangements are deferred until set up activities are completed and recognized on a straight-line basis over remaining expected customer relationship period. Revenues are presented net of discounts, which are volume level driven.

In accordance with Topic 606 Section 10-50-20, any credits due to customers, which are generally performance driven and based upon system availability or response times to incidents, are determined and accounted for in the period in which the services are provided. The Company recognizes revenues from support and maintenance performance obligations over the service delivery period.

The Company's software licenses typically provide for a perpetual or term right to use the Company's software. The Company has concluded that in most cases its software license is distinct as the customer can benefit from the software on its own. Software revenue is typically recognized when the software is delivered to the customer. Contracts that include software customization or specified upgrades may result in the combination of the customization services with the software license as one performance obligation. The Company does not have a history of returns, or refunds of is software licenses, however, in limited instances, the Company may constrain consideration to high-risk customers, until collection is resolved.

The Company's professional services include software development and customization. The contracts generally include project deliverables specified by each customer. The performance obligations in the agreements are generally combined into one deliverable and generally result in the transfer of control over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. The Company recognizes revenue on fixed fee contracts on the proportion of labor hours expended to the total hours expected to complete the contract performance obligation.

Most of the Company's contracts with customers contain multiple performance obligations which generally include either 1) a perpetual software license with support and maintenance and sometimes a hosting agreement or 2) a term SaaS agreement, frequently sold along with professional services. For these contracts, the Company accounts for individual goods and services separately if they are distinct performance obligations. This often requires significant judgment based upon knowledge of the products, the solution provided and the structure of the sales contract. In SaaS agreements, the Company provides a service to the customer which combines the software functionality, maintenance and hosting into a single performance obligation when the customer doesn't have the ability to take possession of the underlying software license. The Company may also sell the same three goods and services in a contract, but there may be three performance obligations, where the customer has the right to take possession of the software license without significant penalty.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company estimates standalone selling prices of software based on observable inputs of past transactions to similarly situated customers. When such observable data is not available for certain software licenses because there is a limited number of transactions or prices are highly variable, the Company will estimate the standalone selling price using the residual approach. Standalone selling prices of services are typically determined based on observable transactions when these services are sold on a standalone basis to similarly situated customers or estimated using a cost-plus margin approach.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Estimating the transaction price of variable consideration including the variable quantity subscription or transaction contracts in a multiple performance obligation arrangement requires significant judgment. The Company generally estimates this variable consideration at the most likely amount to which the Company expects to be entitled and in certain cases based on the expected value. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available. The Company reviews and update these estimates on a quarterly basis.

The Company's typical performance obligations include the following:

Performance Obligation	When Performance Obligation is Typically Satisfied	When Payment is Typically Due	How Standalone Selling Price is Typically Estimated
Software License			
Software License	Upon shipment or made available for download (point in time)	Within 90 days of delivery	Observable transactions or residual approach when prices are highly variable or uncertain
Software License with significant customization	Over the performance of the customization and installation of the software (over time)	Within 90 days of services being performed	Residual approach
Hosting Services	As hosting services are provided (over time)	Within 90 days of services being provided	Estimated using a cost-plus margin approach
Professional Services			
Consulting	As work is performed (over time)	Within 90 days of services being performed	Observable transactions
Customization	SaaS: Over the remaining term of the SaaS agreement License: Over the performance of the customization and installation of the software (over time)	Within 90 days of services being performed	Observable transactions
Transaction Services	As transaction is processed (over time)	Within 90 days of transaction	Observable transactions
Subscription Services			
Customer Support	Ratably over the course of the support contract (over time)	Within 90 days of the start of the contract period	Observable transactions
SaaS	Over the course of the SaaS service once the system is available for use (over time)	Within 90 days of services being performed	Estimated using a cost-plus margin approach

Deferred Revenue

Deferred revenues represent billings to customers for services in advance of the performance of services, with revenues recognized as the services are rendered, and also include the fair value of deferred revenues recorded as a result of acquisitions.

Service Level Standards

Pursuant to certain contracts, the Company is subject to service level standards and to corresponding penalties for failure to meet those standards. All performance-related penalties are reflected as a corresponding reduction of the Company's revenues. These penalties, if applicable, are recorded in the month incurred and were insignificant for the years ended December 31, 2022, 2021 and 2020, respectively.

Cost of Revenues

Cost of services includes all direct materials, direct labor and those indirect costs related to revenues such as indirect labor, materials and supplies and facilities cost, exclusive of depreciation expense.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Research and Development

Software development costs are accounted for in accordance with either ASC 985-20, *"Software - Costs of Software to be Sold, Leased or Marketed,"* or ASC 350-40, *"Internal-Use Software."* Costs associated with the planning and designing phase of software development are classified as research and development costs and are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software, and employee compensation and related expenses of personnel directly associated with the development activities. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and quality assurance, are capitalized until available for general release to clients.

Amortization is calculated on a solution-by-solution basis and is recognized over the estimated economic life of the software, typically ranging two to three years. Amortization begins when the software is substantially completed for its intended use. Costs incurred during the preliminary and post-implementation stages are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software, employee compensation and related expenses of personnel directly associated with the development activities. Software development costs are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Unrecoverable costs are reviewed annually and recognized in the period they become unrecoverable, as needed, and are recorded in the Consolidated Statements of Operations as depreciation and amortization expense.

The unamortized software development costs and amortization expense were as follows:

	Year ended December 31,		
	2022	2021	2020
Unamortized software development costs	$ 30,877	$ 33,152	$ 28,512
Software development amortization expense	$ 18,211	$ 15,412	$ 10,843

The Company recognized impairment charges to its capitalized software intangible assets, of nil, $1.3 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company includes these impairments within depreciation and amortization in its Consolidated Statements of Operations.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents at several major financial institutions. The Company believes that concentration of credit risk with respect to accounts receivable is limited because of the creditworthiness of its major customers.

The Company's top five customers accounted for 73.4%, 68.2% and 68.0% of net revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Contracts with these customers typically run for three to five years. Of these customers, Verizon accounted for more than 10% of the Company's revenues in 2022, 2021, and 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Accounts Receivable

Accounts receivable include current notes, amounts billed to customers, claims, and unbilled revenue, which consists of amounts recognized as sales but not yet billed. Substantially all amounts of unbilled receivables are expected to be billed and

collected in the subsequent year. The Company had unbilled receivable balances of $0.8 million and $4.0 million as of December 31, 2022 and 2021, respectively.

Allowance for Credit Losses

The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Customers are pooled based on sharing specific risk factors, including geographic location. Due to the short-term nature of such receivables, the estimated accounts receivable that may not be collected is based on aging of the accounts receivable balances.

Customers are assessed for credit worthiness upfront through a credit review, which includes assessment based on our analysis of their financial statements when a credit rating is not available. The Company evaluates contract terms and conditions, country and political risk, and may require prepayment to mitigate risk of loss. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company monitors changes to the receivables balance on a timely basis, and balances are written off as they are determined to be uncollectible after all collection efforts have been exhausted. Estimates of potential credit losses are used to determine the allowance; they are based on assessment of anticipated payment and all other historical, current and future information that is reasonably available.

Fair Value of Financial Instruments and Liabilities

The Company includes disclosures of fair value information about financial instruments and liabilities, whether or not recognized on the Consolidated Balance Sheets, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the financial statements approximate the fair value for cash and cash equivalents, marketable securities, accounts receivable and accounts payable.

Property and Equipment

Property and equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years, or the lesser of the related initial term of the lease or useful life for leasehold improvements. Amortization of property and equipment recorded under a capital lease is included with depreciation expense. Expenditures for routine maintenance and repairs are charged against operations, while major replacements, improvements and additions are capitalized.

Noncontrolling Interests and Mandatorily Redeemable Financial Instruments

Noncontrolling interests ("NCI") are evaluated by the Company and are shown as either a liability, temporary equity (shown between liabilities and equity) or as permanent equity depending on the nature of the redeemable features at amounts based on formulas specific to each entity. Generally, mandatorily redeemable NCIs are classified as liabilities and non-mandatorily redeemable NCIs are classified outside of stockholders' equity in the Consolidated Balance Sheets as temporary equity under the caption, redeemable noncontrolling interests, and are measured at their redemption values at the end of each period. If the redemption value is greater than the carrying value, an adjustment is recorded in retained earnings to record the NCI at its redemption value. Redeemable NCIs that are mandatorily redeemable are classified as a liability in the Consolidated Balance Sheets under either other current liabilities or other long-term liabilities, depending on the remaining duration until settlement, and are measured at the amount of cash that would be paid if settlement occurred at the balance sheet date with any change from the prior period recognized as interest expense.

If the noncontrolling interest is not currently redeemable yet probable of becoming redeemable, the Company is required to either (1) accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method, or (2) recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the noncontrolling interest to the greater of the estimated redemption value, which approximates fair value, at the end of each reporting period or the initial carrying amount.

Net income attributable to NCIs reflects the portion of the net income (loss) of consolidated entities applicable to the NCI stockholders in the accompanying Consolidated Statements of Operations. The net income attributable to NCI is classified in the Consolidated Statements of Operations as part of consolidated net income and deducted from total consolidated net income to arrive at the net income attributable to the Company.

Investments in Affiliates and Other Entities

In the normal course of business, Synchronoss enters into various types of investment arrangements, each having unique terms and conditions. These investments may include equity interests held by Synchronoss in business entities, including general or limited partnerships, contractual ventures, or other forms of equity participation. Synchronoss determines whether such investments involve a variable interest entity ("VIE") based on the characteristics of the subject entity. If the entity is determined to be a VIE, then management determines if Synchronoss is the primary beneficiary of the entity and whether or not consolidation of the VIE is required. The primary beneficiary consolidating the VIE must normally have both (i) the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE, in either case that could potentially be significant to the VIE. When Synchronoss is deemed to be the primary beneficiary, the VIE is consolidated and the other party's equity interest in the VIE is accounted for as a noncontrolling interest.

The Company generally accounts for investments it makes in VIEs in which it has determined that it does not have a controlling financial interest but has significant influence over and holds at least a 20% ownership interest using the equity method. Any such investment not meeting the parameters to be accounted under the equity method would be accounted for using the cost method unless the investment had a readily determinable fair value, at which it would then be reported.

If an entity fails to meet the characteristics of a VIE, the Company then evaluates such entity under the voting model. Under the voting model, the Company consolidates the entity if they determine that they, directly or indirectly, have greater than 50% of the voting shares, and determine that other equity holders do not have substantive participating rights.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired, including other definite-lived intangible assets. Goodwill is reviewed for impairment annually in the fourth quarter or when an interim triggering event has occurred indicating potential impairment. The Company has concluded that it has one operating segment and one reportable segment because the aggregation criteria and the quantitative threshold test was met. The Company tests for goodwill impairment on each of its reporting units, which is at the operating segment or one level below the operating segment.

During the Company's qualitative assessment, the Company makes significant estimates, assumptions, and judgments, around the financial performance of the Company, changes in share price, and forecasts of earnings, working capital requirements, and cash flows. The Company considers each reporting unit's historical results and operating trends as well as any strategic difference from the Company's historical results when determining these assumptions.

The Company can opt to perform a qualitative assessment to test a reporting unit's goodwill for impairment or the Company can directly perform the quantitative impairment test. If the Company determines that the fair value of a reporting unit is more likely than not to be less than its carrying amount, a quantitative impairment test is performed.

Fair value estimates used in the quantitative impairment test are calculated using a combination of the income and market approaches. The income approach is based on the present value of future cash flows of each reporting unit, while the market approach is based on certain multiples of selected guideline public companies or selected guideline transactions. The approaches incorporate a number of market participant assumptions including future growth rates, discount rates, income tax rates and market activity in assessing fair value and are reporting unit specific. If the carrying amount exceeds the reporting unit's fair value, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

The fair value measurement associated with the quantitative goodwill impairment test is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Significant changes in the underlying assumptions used to value goodwill could significantly increase or decrease the fair value estimates used for impairment assessments.

In order to assess the reasonableness of the estimated fair value of the Company's reporting unit, the Company compares the aggregate reporting unit fair value to the Company's market capitalization on an overall basis and calculates an implied control premium (the excess of the sum of the reporting units' fair value over the Company's market capitalization on an overall basis). The Company evaluates the control premium by comparing it to observable control premiums from recent comparable transactions. If the implied control premium is determined to not be reasonable in light of these recent transactions, the Company re-evaluates its reporting unit fair values, which may result in an adjustment to the discount rate and/or other assumptions.

This re-evaluation could result in a change to the estimated fair value of the reporting unit. If the fair value of a reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not impaired.

If the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit's carrying value over the fair value is recognized as an impairment loss.

Impairment of Long-Lived Assets

A review of long-lived assets for impairment is performed when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset to the asset's carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the Company records an impairment loss equal to the amount by which the asset's carrying amount exceeds its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis.

This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Significant changes in the underlying assumptions used to value long lived assets could significantly increase or decrease the fair value estimates used for impairment assessments.

Long lived assets that do not have indefinite lives are amortized/depreciated over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company reevaluates the useful life determinations each year to determine whether events and circumstances warrant a revision to the remaining useful lives.

Leases

The Company adopted Accounting Standards Codification Topic 842, Leases (ASC 842) on January 1, 2019. ASC 842 applies to a number of arrangements to which the Company is party whereby the Company acts as a lessee.

Whenever the Company enters into a new arrangement, it must determine, at the inception date, whether the arrangement contains a lease. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

If a lease exists, the Company must then determine the separate lease and non-lease components of the arrangement. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. Aspects of a lease arrangement that transfer other goods or services to the Company but do not meet the definition of lease components are considered non-lease components. The consideration owed by the Company pursuant to a lease arrangement is generally allocated to each lease and non-lease component for accounting purposes. However, the Company has elected to not separate lease and non-lease components. Each lease component is accounted for separately from other lease components, but together with the associated non-lease components.

For each lease, the Company must then determine:

- The lease term - The lease term is the period of the lease not cancellable by the Company, together with periods covered by: (i) renewal options the Company is reasonably certain to exercise or that are controlled by the lessor and (ii) termination options the Company is reasonably certain not to exercise.

- The present value of lease payments is calculated based on:

  – Lease payments - Lease payments include certain fixed and variable payments, less lease incentives, together with amounts probable of being owed by the Company under residual value guarantees and, if reasonably certain of being paid, the cost of certain renewal options and early termination penalties set forth in the lease arrangement. Lease payments exclude consideration that is: (i) not related to the transfer of goods and services to the Company and (ii) allocated to the non-lease components in a lease arrangement, except for the classes of assets where the Company has elected to not separate lease and non-lease components.

  – Discount rate - The discount rate must be determined based on information available to the Company upon the commencement of a lease. Lessees are required to use the rate implicit in the lease whenever such rate is readily available; however, as the implicit rate in the Company's leases is generally not readily determinable, the Company generally uses the hypothetical incremental borrowing rate it would have to pay to borrow an amount equal to the lease payments, on a collateralized basis, over a timeframe similar to the lease term.

- Lease classification - In making the determination of whether a lease is an operating lease or a finance lease, the Company considers the lease term in relation to the economic life of the leased asset, the present value of lease payments in relation to the fair value of the leased asset and certain other factors, including the lessee's and lessor's rights, obligations and economic incentives over the term of the lease.

Generally, upon the commencement of a lease, the Company will record a lease liability and a right-of-use (ROU) asset. However, the Company has elected, for certain classes of underlying assets with initial lease terms of twelve months or less (known as short-term leases), to not recognize a lease liability or ROU asset. Lease liabilities are initially recorded at lease commencement as the present value of future lease payments. ROU assets are initially recorded at lease commencement as the initial amount of the lease liability, together with the following, if applicable: (i) initial direct costs and (ii) lease payments made, net of lease incentives received, prior to lease commencement.

Over the lease term, the Company generally increases its lease liabilities using the effective interest method and decreases its lease liabilities for lease payments made. The Company generally amortizes its ROU assets over the shorter of the estimated useful life or the lease term and assesses its ROU assets for impairment, similar to other long-lived assets.

For finance leases, amortization expense and interest expense are recognized separately in the Consolidated Statements of Operations, with amortization expense generally recorded on a straight-line basis and interest expense recorded using the effective interest method. For operating leases, a single lease cost is generally recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term. Lease costs for short-term leases not recognized in the Consolidated Balance Sheets are recognized in the Consolidated Statements of Operations and are expensed as incurred. Variable lease costs not initially included in the lease liability and ROU asset impairment charges are expensed as incurred.

Income Taxes

In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses. The CARES Act amends the Net Operating

Loss provisions of the Tax Cuts and Jobs Act, allowing for the carryback of losses arising in tax years 2018, 2019 and 2020, to each of the five taxable years preceding the taxable year of loss.

Since we conduct operations on a global basis, our effective tax rate has and will depend upon the geographic distribution of our pre-tax earnings among locations with varying tax rates. We account for the effects of income taxes that result from our activities during the current and preceding years. Under this method, deferred income tax liabilities and assets are based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is recorded if it is "more likely than not" that a portion or all of a deferred tax asset will not be realized.

In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured by determining the amount that has a greater than 50 percent likelihood of being realized upon the settlement of the position. Components of the reserve are classified as current or a long-term liability in the Consolidated Balance Sheets based on when we expect each of the items to be settled. We record interest and penalties accrued in relation to uncertain tax benefits as a component of interest expense.

While we believe we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause us to either materially increase or reduce the carrying amount of our tax reserves. In general, tax returns for the year 2018 and thereafter are subject to future examination by tax authorities. Additionally, to the extent we utilize our NOL carryforwards in the future, the tax years in which the attribute was generated may still be adjusted upon examination by the tax authorities in the future period when the attribute is utilized.

Our policy has been to leave our cumulative unremitted foreign earnings invested indefinitely outside the United States, and we intend to continue this policy. Although distributions to the U.S. are generally not subject to U.S. federal taxes, the Company continues to assert permanent reinvestment of foreign earnings. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

Foreign Currency

The functional currency of non-U.S. entities is translated into U.S. dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expense accounts for each respective period. The translation adjustments are deferred as a separate component of stockholders' equity within accumulated other comprehensive income.

Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the Consolidated Statements of Operations and were as follows:

	Twelve Months Ended December 31,		
	2022	**2021**	**2020**
Net gain (loss) on foreign currency translations	$ 2,702	$ (5,810)	$ 4,234

Comprehensive Income (Loss)

Reporting on comprehensive income requires components of other comprehensive income, including unrealized gains or losses on available-for-sale securities, to be included as part of total comprehensive income. Comprehensive income is comprised of net income, translation adjustments and unrealized gains and losses on available-for-sale securities. The components of comprehensive income are included in the Consolidated Statements of Comprehensive Income (Loss).

Basic and Diluted Net Income Attributable to Common Stockholders per Common Share

Basic EPS is computed based upon the weighted average number of common shares outstanding for the year, excluding amounts associated with restricted shares.

Diluted EPS is computed based upon the weighted average number of common shares outstanding for the year plus the potential dilutive effect of common stock equivalents using the treasury stock method and the average market price of the Company's common stock for the year. The potential dilutive effect of common stock includes stock options, convertible debt and unvested restricted stock. The dilutive effects of stock options and restricted stock awards are based on the treasury stock method. The dilutive effect of the assumed conversion of convertible debt is determined using the if-converted method. The after-tax effect of interest expense related to the convertible securities is added back to net income, and the convertible debt is assumed to have been converted into common shares at the beginning of the period.

The Company includes participating securities (Redeemable Convertible Preferred Stock - Participation with Dividends on Common Stock that contain preferred dividend) in the computation of EPS pursuant to the two-class method. The two-class method of computing earnings per share is an allocation method that calculates earnings per share for common stock and participating securities. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company.

Stock-Based Compensation

As of December 31, 2022, the Company maintains three stock-based compensation plans.

The Company utilizes the Black-Scholes pricing model to determine the fair value of stock options on the dates of grant. Restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant. The Company recognizes stock-based compensation over the requisite service period with an offsetting credit to additional paid-in capital.

For the Company's performance restricted stock awards and units, the Company estimates the number of shares the recipient is to receive by applying a probability of achieving the performance goals. The actual number of shares the recipient receives is determined at the end of the performance period based on the results achieved versus goals based on the performance targets, such as revenues and earnings before interest, tax, depreciation and amortization ("EBITDA") after certain adjustments, and Total Shareholder Return (TSR). The compensation cost is recognized using straight line method over the requisite service period for each vesting tranche. Performance based stock awards are measured at the closing stock price on the grant date and are recognized straight line over the requisite service period. Performance based cash units are measured at the closing stock price at the reporting period end date and are recognized straight line over the requisite service period.

Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on historical information of the Company's stock. The average expected life was

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

determined using historical stock option exercise activity. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The Company has never declared or paid cash dividends on the common equity and does not anticipate paying any cash dividends on the common equity in the foreseeable future. Forfeitures are accounted for as they occur.

Segment and Geographic Information

The Company's chief operating decision-maker is the Chief Executive Officer. The Company operates and offers various products in North America, Europe and Asia-Pacific with the majority of the Company's revenue and assets in the U.S. The Company assessed its current structure and operations and determined it has one reportable segment as the business is managed and assessed by the chief operating decision-maker based on the consolidated results of the organization.

Revenues by geography are based on the billing addresses of the Company's customers. The following tables set forth revenues and property and equipment, net by geographic area:

	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Domestic	$ 200,086	$ 225,433	$ 228,639
Foreign	52,542	55,182	63,031
Total	$ 252,628	$ 280,615	$ 291,670

	Year Ended December 31,	
	2022	2021
Property and equipment, net:		
Domestic	$ 2,997	$ 4,115
Foreign	1,585	2,864
Total PPE, net	$ 4,582	$ 6,979

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

3. Revenue

Disaggregation of revenue

The Company disaggregates revenue from contracts with customers into the nature of the products and services and geographical regions. The Company's geographic regions are the Americas, Europe, the Middle East and Africa ("EMEA"), and Asia Pacific ("APAC"). The majority of the Company's revenue is from the TMT sector.

	Twelve Months Ended December 31, 2022				Twelve Months Ended December 31, 2021			
	Cloud	Digital	Messaging	Total	Cloud	Digital	Messaging	Total
Geography:								
Americas	$ 155,296	$ 35,535	$ 9,255	$ 200,086	$ 158,283	$ 47,108	$ 20,042	$ 225,433
APAC	1,469	3,308	29,549	34,326	486	4,064	28,022	32,572
EMEA	6,566	1,495	10,155	18,216	7,213	3,284	12,113	22,610
Total	$ 163,331	$ 40,338	$ 48,959	$ 252,628	$ 165,982	$ 54,456	$ 60,177	$ 280,615
Service Line:								
Professional Services	$ 14,278	$ 4,070	$ 10,080	$ 28,428	$ 15,131	$ 9,244	$ 12,477	$ 36,852
Transaction Services	858	6,018	56	6,932	5,852	6,721	12	12,585
Subscription Services	148,195	25,707	32,012	205,914	142,636	35,770	44,765	223,171
License	—	4,543	6,811	11,354	2,363	2,721	2,923	8,007
Total	$ 163,331	$ 40,338	$ 48,959	$ 252,628	$ 165,982	$ 54,456	$ 60,177	$ 280,615

Trade Accounts Receivable and Contract balances

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e. only the passage of time is required before payment is due). For example, the Company recognizes a receivable for revenues related to its time and materials and transaction or volume-based contracts. The Company presents such receivables in Trade accounts receivable, net in its consolidated statements of financial position at their net estimated realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other applicable factors.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. For example, the Company would record a contract asset if it records revenue on a professional services engagement but are not entitled to bill until the Company achieves specified milestones. Contract asset balance at December 31, 2022 is $15.5 million.

Amounts collected in advance of services being provided are accounted for as contract liabilities, which are presented as deferred revenue on the accompanying balance sheet and are realized with the associated revenue recognized under the contract. Nearly all of the Company's contract liabilities balance is related to services revenue, primarily subscription services contracts.

The Company's contract assets and liabilities are reported in a net position on a customer basis at the end of each reporting period.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Significant changes in the contract liabilities balance (current and noncurrent) during the period are as follows:

	Contract Liabilities[1]
Balance - January 1, 2022	$ 22,916
Revenue recognized in the period	(253,822)
Amounts billed but not recognized as revenue	245,089
Balance - December 31, 2022	$ 14,183

1 Comprised of deferred revenue.

Revenues recognized during the year ended December 31, 2022 for performance obligations satisfied or partially satisfied in previous periods were immaterial.

Contract acquisition costs

In connection with the adoption of Topic 606 and the related cost accounting guidance under Accounting Standards Codification ("ASC") 340, the Company is required to capitalize certain contract acquisition costs consisting primarily of commissions and bonuses paid when contracts are signed. For contracts that have a duration of less than one year, the Company follows a Topic 606 practical expedient and expenses these costs over the estimated customer life, because it does not pay commissions upon renewals that are commensurate with the initial contract. During the year ended December 31, 2022, the amount of amortization was immaterial and there was no impairment in relation to costs capitalized.

Contract Fulfillment Costs

Under ASC 340-40, the Company evaluates whether or not it should capitalize the costs of fulfilling a contract. Such costs would be capitalized when they are not within the scope of other standards and: (1) are directly related to a contract; (2) generate or enhance resources that will be used to satisfy performance obligations; and (3) are expected to be recovered. As of December 31, 2022 and 2021, the Company had $1.7 million and $1.5 million of capitalized contract fulfillment costs, respectively.

Transaction price allocated to the remaining performance obligations

Topic 606 requires that the Company disclose the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied as of December 31, 2022. The Company has elected not to disclose transaction price allocated to remaining performance obligations for:

1. Contracts with an original duration of one year or less, including contracts that can be terminated for convenience without a substantive penalty;
2. Contracts for which the Company recognizes revenues based on the right to invoice for services performed;
3. Variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with Topic 606 Section 10-25-14(b), for which the criteria in Topic 606 Section 10-32-40 have been met. This applies to a limited number of situations where the Company is dependent upon data from a third party or where fees are highly variable.

Many of the Company's performance obligations meet one or more of these exemptions. Specifically, the Company has excluded the following from the Company's remaining performance obligations, all of which will be resolved in the period in which amounts are known:

- consideration for future transactions, above any contractual minimums;
- consideration for success-based transactions contingent on third-party data;
- credits for failure to meet future service level requirements.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

As of December 31, 2022, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, was $110.9 million, of which approximately 93.28% is expected to be recognized as revenues within 2 years, and the remainder thereafter.

Estimates of revenue expected to be recognized in future periods also exclude unexercised customer options to purchase services that do not represent material rights to the customer. Customer options that do not represent a material right are only accounted for in accordance with Topic 606 when the customer exercises its option to purchase additional goods or services.

4. Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” prospectively. ASU 2016-13 replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments, including trade receivables. The guidance requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due.

The accounts receivable balance on the Company’s consolidated balance sheet as of December 31, 2022 was $47.0 million, net of $0.4 million of allowances. Changes in the allowance were not material for the year ended December 31, 2022. The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected:

	Allowance for credit losses
Balance at December 31, 2021	$ 478
Current period change for expected credit losses	(110)
Balance at December 31, 2022	$ 368

5. Fair Value Measurements

In accordance with accounting principles generally accepted in the United States, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy prioritizes the inputs used to measure fair value as follows:

- Level 1 - Observable inputs - quoted prices in active markets for identical assets and liabilities;
- Level 2 - Observable inputs other than the quoted prices in active markets for identical assets and liabilities includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 - Unobservable inputs - includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

The following is a summary of assets, liabilities and redeemable noncontrolling interests and their related classifications under the fair value hierarchy:

	December 31, 2022			
	Total	(Level 1)	(Level 2)	(Level 3)
Assets				
Cash and cash equivalents	$ 21,921	$ 21,921	$ —	$ —
Total assets	$ 21,921	$ 21,921	$ —	$ —
Temporary equity				
Redeemable noncontrolling interests[1]	$ 12,500	$ —	$ —	$ 12,500
Total temporary equity	$ 12,500	$ —	$ —	$ 12,500

	December 31, 2021			
	Total	(Level 1)	(Level 2)	(Level 3)
Assets				
Cash and cash equivalents	$ 31,504	$ 31,504	$ —	$ —
Total assets	$ 31,504	$ 31,504	$ —	$ —
Temporary Equity				
Redeemable noncontrolling interests[1]	$ 12,500	$ —	$ —	$ 12,500
Total temporary equity	$ 12,500	$ —	$ —	$ 12,500

1 Put arrangements held by the noncontrolling interests in certain of the Company's joint ventures.

Redeemable Noncontrolling Interests

The redeemable noncontrolling interests recorded at fair value are put arrangements held by the noncontrolling interests in certain of the Company's joint ventures. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the noncontrolling interest to the greater of the estimated redemption value, which approximates fair value, at the end of each reporting period or the initial carrying amount.

The fair value of the redeemable noncontrolling interests was estimated by applying an income approach using a discounted cash flow analysis. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Significant changes in the underlying assumptions used to value the redeemable noncontrolling interests could significantly increase or decrease the fair value estimates recorded in the Consolidated Balance Sheets.

The changes in fair value of the Company's Level 3 redeemable noncontrolling interests during the year ended December 31, 2022 were as follows:

	Redeemable noncontrolling interests
Balance at December 31, 2021	$ 12,500
Fair value adjustment	(200)
Net loss attributable to redeemable noncontrolling interests	200
Balance at December 31, 2022	$ 12,500

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

6. Investments in Affiliates and Related Transactions

Sequential Technology International, LLC

In connection with the divestiture of the exception handling business of the Company in 2017, Synchronoss entered into a three-year Cloud Telephony and Support services agreement ("CTS Agreement") to grant Sequential Technology International, LLC ("STIN") access to certain Synchronoss software and private branch exchange systems to facilitate exception handling operations required to support STIN customers.

The CTS agreement expired in the first quarter of 2020. At the time of the expiration, the Company entered into an Asset Purchase Agreement with STIN. As part of the agreement, the Company received $1.6 million in exchange for certain hardware and system assets for the cloud telephony and remaining support service business.

During the second quarter of 2020, the Company entered into an agreement with STIN and AP Capital Holdings II, LLC ("APC") to divest its remaining equity interest in STIN as well as settle its paid-in-kind purchase money note ("PIK note") and certain amounts due as of December 31, 2019 in consideration for a $9.0 million secured promissory note (the "Note"), which includes contingent consideration of up to $16.0 million. The Note has an 8% interest rate and a 3-year stated term. As part of the arrangement, APC acquired a majority stake of STIN. Additionally, in the event of a Sale of STIN by APC and STIN at a future date, the Company shall receive 5% of such sale proceeds, after reducing the sale proceeds by any outstanding amounts of the above Note, including any earned contingent consideration. The Company determined the fair value of the Note as of the transaction date to be approximately $4.8 million. The Company determined the fair value of the Note using a discounted cash flow analysis, which discounts the expected future cash flows of the asset to determine its fair value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. The Note has been reflected in Loan Receivable on the Consolidated balance sheet. No gain or loss was recognized as a result of the transaction. As of December 31, 2022 the Company reassessed the fair value of the note and there were no material changes.

In connection with the PIK note, the Company recorded a CECL adjustment of $0.8 million which offset the current year accretion of the interest of $0.8 million.

7. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2022	2021
Computer hardware	$ 116,569	$ 178,619
Computer software	26,173	52,061
Furniture and fixtures	4,106	5,613
Finance lease right-of-use assets	1,440	1,065
Leasehold improvements	14,547	18,369
Property and equipment, gross	162,835	255,727
Less: Accumulated depreciation	(158,253)	(248,748)
Property and equipment, net	$ 4,582	$ 6,979

Depreciation expense was approximately $3.6 million, $6.5 million and $15.6 million for the year ended December 31, 2022, 2021, and 2020, respectively. Amortization of property and equipment recorded under capital leases are included in depreciation expense.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

8. Goodwill and Intangibles

Goodwill

The Company records goodwill which represents the excess of the purchase price over the fair value of assets acquired, including other definite-lived intangible assets. Goodwill is reviewed annually for impairment or upon the occurrence of events or changes in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

The following table shows the adjustments to goodwill during 2022 and 2021:

	Goodwill
Balance at December 31, 2020	$ 232,771
Translation adjustments	(8,194)
Balance at December 31, 2021	$ 224,577
Goodwill allocated to the sale of DXP Business	(7,567)
Translation adjustments	(6,121)
Balance at December 31, 2022	$ 210,889

When performing its annual impairment test, the Company compares the fair value of each reporting unit to its carrying amount with the fair values derived from the market approach and the income approach. Under the market approach, the Company estimates fair value based on market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit. The Company weights the fair value derived from the market approach depending on the level of comparability of these publicly-traded companies to the reporting unit. When market comparables are not meaningful or not available, the Company estimates the fair value of a reporting unit using only the income approach. Under the income approach, the Company estimates the fair value of a reporting unit based on the present value of estimated future cash flows. The Company bases cash flow projections on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The Company bases the discount rate on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected cash flows.

In order to assess the reasonableness of the estimated fair value of the Company's reporting units, the Company compares the aggregate reporting unit fair value to the Company's market capitalization on an overall basis and calculates an implied control premium (the excess of the sum of the reporting units' fair value over the Company's market capitalization on an overall basis). The Company evaluates the control premium by comparing it to observable control premiums from recent comparable transactions. If the implied control premium is determined to not be reasonable in light of these recent transactions, the Company re-evaluates its reporting unit fair values, which may result in an adjustment to the discount rate and/or other assumptions. This re-evaluation could result in a change to the estimated fair value for certain or all reporting units. If the fair value of a reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not impaired.

If the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit's carrying value over the fair value is recognized as an impairment loss.

The Company recognized no impairment charges to its goodwill for the years ended December 31, 2022, 2021, and 2020, respectively.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Other Intangible Assets

The Company's intangible assets with definite lives consist primarily of technology, capitalized software, trade names, and customer lists and relationships. These intangible assets are being amortized on the straight-line method over the estimated useful lives of the assets. Amortization expense related to intangible assets for the years ended December 31, 2022, 2021 and 2020 was $28.1 million, $28.3 million and $27.0 million, respectively.

The Company recognized impairment charges to its intangible assets of nil, $1.3 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020 respectively. The Company includes these impairments within depreciation and amortization in its Consolidated Statements of Operations.

The Company's intangible assets consist of the following:

	December 31, 2022		
	Cost	Accumulated Amortization	Net
Technology	$ 96,209	$ (95,487)	$ 722
Customer lists and relationships	118,022	(102,271)	15,751
Capitalized software and patents	94,227	(63,164)	31,063
Trade name	2,437	(2,437)	—
Total	$ 310,895	$ (263,359)	$ 47,536

	December 31, 2021		
	Cost	Accumulated Amortization	Net
Technology	$ 101,938	$ (96,732)	$ 5,206
Customer lists and relationships	125,115	(103,385)	21,730
Capitalized software and patents	82,910	(49,511)	33,399
Trade name	2,453	(2,453)	—
Total	$ 312,416	$ (252,081)	$ 60,335

Estimated future amortization expense of its intangible assets for the next five years is as follows:

Year ending December 31,	
2023	$ 21,736
2024	11,733
2025	5,532
2026	1,080
2027	102
Thereafter	—
Total [1]	$ 40,183

[1] As of December 31, 2022, the Company had $7.4 million of capitalized software costs that are currently in the development stage. Amortization of these costs will begin once the software projects are complete and ready for their intended use.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

9. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2022	2021
Accrued compensation and benefits	$ 23,834	$ 29,773
Accrued professional service fees	3,972	3,259
Accrued telecommunications and hosting	2,006	1,736
Accrued income taxes payable	803	1,844
Accrued Series B preferred dividend	2,298	1,781
Accrued operating lease liabilities	5,497	7,491
Accrued third party tech services	1,226	4,277
Accrued 2021 8.375% Senior Notes - Interest	1,969	1,969
Accrued other	10,510	9,786
Total	$ 52,115	$ 61,916

10. Leases

The Company has entered into contracts with third parties to lease a variety of assets, including certain real estate, equipment, automobiles and other assets. The Company’s leases frequently allow for lease payments that could vary based on factors such as inflation or the degree of utilization of the underlying asset. For example, certain of the Company’s real estate leases could require us to make payments that vary based on common area maintenance charges, insurance and other charges. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company is party to certain sublease arrangements, primarily related to the Company’s real estate leases, where it acts as the lessee and intermediate lessor. The Company does not have material sublease arrangements.

The following table presents information about the Company's ROU assets and lease liabilities at December 31, 2022:

ROU assets:	
Non-current operating lease ROU assets	$ 20,863
Operating lease liabilities:	
Current operating lease liabilities[1]	$ 5,497
Non-current operating lease liabilities	29,222
Total operating lease liabilities	$ 34,719

1 Amounts are included in Accrued Expenses on Consolidated Balance Sheets.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

The following table presents information about lease expense and sublease income for the year ended December 31, 2022:

Operating lease cost[1]	$	7,320
Other lease costs and income:		
Variable lease costs[1,2]		1,620
Operating lease impairments/remeasurements		175
Sublease income[1]		(2,766)
Total net lease cost	$	6,349

1 Amounts are included in Cost of revenues, Selling, general and administrative and/or Research and development based on the function that each underlying leased asset supports. This is reflected in the Consolidated Statements of Operations.

2 As part of the Company's in year cost savings initiatives, the Company closed certain office spaces and terminated various lease agreements. These actions resulted in a $0.7 million ROU asset impairment charge, which was determined by the present value of the forecasted future cash flows for the remaining lease term.

The following table provides the undiscounted amount of future cash flows included in the Company's lease liabilities at December 31, 2022 for each of the five years subsequent to December 31, 2022 and thereafter, as well as a reconciliation of such undiscounted cash flows to the Company's lease liabilities at December 31, 2022:

	Operating Leases	
2023	$	8,007
2024		8,170
2025		8,018
2026		7,857
2027		6,191
Thereafter		4,273
Total future lease payments		42,516
Less: amount representing interest		(7,797)
Present value of future lease payments (lease liability)	$	34,719

The following table provides the weighted-average remaining lease term and weighted-average discount rates for the Company's leases as of December 31, 2022:

Operating Leases:	
Weighted-average remaining lease term (years), weighted based on lease liability balances	5.31
Weighted-average discount rate (percentages), weighted based on the remaining balance of lease payments	8.0 %

The following table provides certain cash flow and supplemental noncash information related to the Company's lease liabilities for the year ended December 31, 2022:

Operating Leases:		
Cash paid for amounts included in the measurement of lease liabilities	$	9,903
Lease liabilities arising from obtaining right-of-use assets		—

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

11. Debt

Offering of 2021 Senior Notes due 2026

On June 30, 2021, the Company closed its underwritten public offering of $120.0 million aggregate principal amount of 8.375% senior notes due 2026 at a par value of $25.00 per senior note (the "Senior Notes"). The offering was conducted pursuant to an underwriting agreement (the "Notes Underwriting Agreement") dated June 25, 2021, by and among the Company and B. Riley Securities, Inc., as representative of the several underwriters (the "Notes Underwriters"). At the closing, the Company issued $125.0 million aggregate principal amount of Senior Notes, inclusive of $5.0 million aggregate principal amount of Senior Notes issued pursuant to the full exercise of the Notes Underwriters' option to purchase additional Senior Notes.

The Notes Underwriting Agreement contains customary representations, warranties and covenants of the Company, customary conditions to closing, indemnification obligations of the Company and the Notes Underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions.

On June 30, 2021, the Company entered into an indenture (the "Base Indenture") and a supplemental indenture (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture") with The Bank of New York Mellon Trust Company National Association, as trustee (the "Trustee"), between the Company and the Trustee. The Indenture establishes the form and provides for the issuance of the Senior Notes.

The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured and unsubordinated indebtedness. The Senior Notes are effectively subordinated in right of payment to all of the Company's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of the Company's subsidiaries, including trade payables. The Senior Notes bear interest at the rate of 8.375% per annum. Interest on the Senior Notes is payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on July 31, 2021. The Senior Notes will mature on June 30, 2026, unless redeemed prior to maturity.

The Company may, at its option, at any time and from time to time, redeem the Senior Notes for cash in whole or in part (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $25.75 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.50 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.25 per Senior Note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after June 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. On and after any redemption date, interest will cease to accrue on the redeemed Senior Notes.

The Indenture contains customary events of default and cure provisions. If an uncured default occurs and is continuing, the Trustee or the holders of at least 25% of the principal amount of the Senior Notes may declare the entire amount of the Senior Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. In the case of an event of default involving the Company's bankruptcy, insolvency or reorganization, the principal of, and accrued and unpaid interest on, the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, will automatically, and without any declaration or other action on the part of the Trustee or the holders of the Senior Notes, become due and payable.

On October 25, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") between the Company and B. Riley Securities, Inc. (the "Agent"), a related party, pursuant to which the Company may offer and sell, from time to time, up to $18.0 million of the Company's 8.375% Senior Notes due 2026. Sales of the additional Senior Notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). Under the Sales Agreement, the Agent will be entitled to compensation of 2.0% of the gross proceeds of all notes sold through it as the Company's agent.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

During the fourth quarter of 2021, the Company sold an additional $16.1 million aggregate principal amount of Senior Notes pursuant to the Sales Agreement. The additional Senior Notes sold have terms identical to the initial Senior Notes and are fungible and vote together with, the initial Senior Notes. The Senior Notes are listed and trade on The Nasdaq Global Market under the symbol "SNCRL."

The carrying amounts of the Company's borrowings were as follows:

Senior Notes	**December 31, 2022**	**December 31, 2021**
2021 Non-convertible 8.375% Senior Notes due 2026	$ 141,077	$ 141,077
Unamortized discount and debt issuance cost	(6,493)	(7,973)
Carrying value of Senior Notes	$ 134,584	$ 133,104

Debt issuance are deferred and amortized into interest expense using the effective interest method.

The total fair value of the outstanding Senior Notes was $101.3 million as of December 31, 2022. The Company is in compliance with its debt covenants as of December 31, 2022.

2019 Revolving Credit Facility

On October 4, 2019, the Company entered into a Credit Agreement with Citizens Bank, N.A., for a $10.0 million Revolving Credit Facility. Borrowings under the Revolving Credit Facility bore interest at a rate equal to, at the Company's option, either (1) the arithmetic average of the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period (one, three or six months (or 12 months if agreed to by all applicable Lenders)) as selected by the Company relevant to such borrowing plus the applicable margin, or (2) a base rate determined by reference to the greatest of the federal funds rate plus 0.5%, the prime commercial lending rate as determined by the Agent, and the daily LIBOR rate plus 1.0%, in each case plus an applicable margin and subject to a floor of 0.0%.

On June 30, 2021, the Company paid off the outstanding balance and closed the Revolving Credit Facility.

Interest expense

The following table summarizes the Company's interest expense:

	Twelve Months Ended December 31,		
	2022	**2021**	**2020**
2021 Non-Convertible 8.375% Senior Notes due 2026:			
Amortization of debt issuance costs	$ 1,391	$ 625	$ —
Interest on borrowings	11,815	5,458	—
Amortization of debt discount	88	9	—
2019 Revolving Credit Facility:			
Amortization of debt issuance costs	—	84	52
Commitment fee	—	—	4
Interest on borrowings	—	126	202
Other	346	118	218
Total	$ 13,640	$ 6,420	$ 476

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

12. Accumulated Other Comprehensive (Loss) / Income

The changes in accumulated other comprehensive (loss) income during the years ended December 31, were as follows:

	Balance at December 31, 2021	Other comprehensive loss	Tax effect	Balance at December 31, 2022
Foreign currency	$ (29,350)	$ (11,261)	$ —	$ (40,611)
Unrealized (loss) income on intercompany foreign currency transactions	(3,635)	191	(76)	(3,520)
Total	$ (32,985)	$ (11,070)	$ (76)	$ (44,131)

	Balance at December 31, 2020	Other comprehensive (loss) income	Tax effect	Balance at December 31, 2021
Foreign currency	$ (26,076)	$ (3,274)	$ —	$ (29,350)
Unrealized (loss) income on intercompany foreign currency transactions	(2,137)	(1,984)	486	(3,635)
Total	$ (28,213)	$ (5,258)	$ 486	$ (32,985)

	Balance at December 31, 2019	Other comprehensive (loss) income	Tax effect	Balance at December 31, 2020
Foreign currency	$ (28,204)	$ 2,128	$ —	$ (26,076)
Unrealized (loss) income on intercompany foreign currency transactions	(4,306)	3,130	(961)	(2,137)
Unrealized holding gains (losses) on marketable debt securities	(751)	751	—	—
Total	$ (33,261)	$ 6,009	$ (961)	$ (28,213)

13. Capital Structure

As of December 31, 2022, the Company's authorized capital stock was 160 million shares of stock with a par value of $0.0001, of which 150 million shares were designated as common stock and 10 million shares were designated as preferred stock, 150 thousand of which were designated Series B Perpetual Non-Convertible Preferred Stock.

Common Stock

Each holder of common stock is entitled to vote on all matters and is entitled to one vote for each share held. Dividends on common stock will be paid when, and if, declared by the Company's Board of Directors. No common stock dividends have ever been declared or paid by the Company.

Common Stock Offering

On June 29, 2021, the Company closed its underwritten public offering of common stock, par value $0.0001 per share. The offering was conducted pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 24, 2021, by and between the Company and B. Riley Securities, Inc., as representative of the several underwriters (the "Underwriters") for net proceeds of $102.3 million. At the closing, the Company issued 42,307,692 shares of common stock, inclusive of 3,846,154 shares of common stock issued pursuant to the full exercise of the Underwriters' option to purchase additional shares of common stock. The Company used the net proceeds for the redemption of the Series A Convertible Preferred Stock.

Treasury Stock

On February 4, 2016, the Company announced that the Board of Directors approved a share repurchase program under which the Company may repurchase up to $100.0 million of its outstanding common stock for 12 to 18 months following the announcement. In 2016, the Company repurchased approximately 1.3 million shares of the Company's common stock under

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

this program for an aggregate repurchase price of $40.0 million. There were no share repurchases subsequent to 2016. In 2018, in connection with execution of the Share Purchase Agreement, the Company received approximately 6.0 million shares of Synchronoss common stock, which have been recorded as Treasury shares as of December 31, 2020. Additionally, in 2018 the Company retired 3.9 million shares of common stock that were previously repurchased in prior years. Any related additional paid in capital and par values were removed from the common stock numbers. In the second quarter of 2021, the entire balance of Treasury Stock was sold in the underwritten public offering. Treasury Stock balance is nil as of December 31, 2022.

Shelf Registration Statement

On August 19, 2020, the Company filed a universal shelf registration statement with the SEC for the issuance of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units up to an aggregate amount of $250.0 million ("the 2020 Shelf Registration Statement"). On August 28, 2020, the 2020 Shelf Registration Statement was declared effective by the SEC. As of December 31, 2022, except for the Common Stock offering and the issuance of Senior Notes, the Company has not raised additional capital using the 2020 Shelf Registration Statement.

Preferred Stock

The Board of Directors is authorized to issue preferred shares and has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of preferred stock.

Series B Non-Convertible Preferred Stock

On June 30, 2021, the Company closed a private placement of 75,000 shares of its Series B Perpetual Non-Convertible Preferred Stock, par value $0.0001 per share, with an initial liquidation preference of $1,000 per share (the "Series B Preferred Stock"), for net proceeds of $72.8 million (the "Series B Transaction"). The sale of the Series B Preferred Stock was pursuant to the Series B Preferred Stock Purchase Agreement, dated as of June 24, 2021 (the "Series B Purchase Agreement"), between the Company and B. Riley Principal Investments, LLC ("BRPI").

In connection with the closing of the Series B Transaction, the Company (i) filed a Certificate of Designation with the State of Delaware setting forth the rights, preferences, privileges, qualifications, restrictions and limitations on the Series B Preferred Stock (the "Series B Certificate") and (ii) entered into an Investor Rights Agreement with B. Riley Financial, Inc. ("B. Riley Financial") and BRPI setting forth certain governance and registration rights of B. Riley Financial with respect to the Company.

Certificate of Designation of the Series B Preferred Stock

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series B Preferred Stock are set forth in the Series B Certificate. Under the Series B Certificate, the holders of the Series B Preferred Stock are entitled to receive, on each share of Series B Preferred Stock on a quarterly basis, an amount equal to the dividend rate, as described in the following sentence, divided by four and multiplied by the then-applicable Liquidation Preference per share of Series B Preferred Stock (collectively, the "Preferred Dividends"). The dividend rate is (1) 9.5% per annum for the period commencing on June 30, 2021 and ending on and including December 31, 2021, (2) 13% per annum for the year commencing on January 1, 2022 and ending on and including December 31, 2022; and (3) 14% per annum for the year commencing on January 1, 2023 and thereafter. The Preferred Dividends will be due in cash on January 1, April 1, July 1 and October 1 of each year (each, a "Series B Dividend Payment Date"). The Company may choose to pay the Series B Preferred Dividends in cash or in additional shares of Series B Preferred Stock. In the event the Company does not declare and pay a dividend in cash on any Series B Dividend Payment Date, the unpaid amount of the Preferred Dividend will be added to the Liquidation Preference. As of December 31, 2022, the Liquidation Value and Redemption Value of the Series B Preferred Shares was $73.0 million.

On and after the fifth anniversary of the date of issuance, holders of shares of Series B Preferred Stock will have the right to cause the Company to redeem each share of Series B Preferred Stock for cash in an amount equal to the sum of the current liquidation preference and any accrued dividends. Each share of Series B Preferred Stock will also be redeemable at the option of the holder upon the occurrence of a "Fundamental Change" at (i) par in the case of a payment in cash or (ii) 1.5 times par in the case of payment in shares of Common Stock (such shares being, "Registrable Securities"), subject to certain limitations on the amount of stock that could be issued to the holders of Series B Stock. In addition, the Company will be permitted to redeem outstanding shares of the Series B Preferred Stock at any time for the sum of the then-applicable Liquidation Preference and the

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

accrued but unpaid dividends. Pursuant to the Series B Certificate, the Company will be required to use (i) the first $50.0 million of proceeds from certain transactions (i.e., disposition, sale of assets, tax refunds) received by the Company to redeem for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of Series B Preferred Stock and (ii) the next $25.0 million of proceeds from certain transactions received by the Company may be used by the Company to buy back shares of Common Stock and to the extent, not used for such purpose by the Company, to redeem, for cash, shares of the Series B Preferred Stock, on a pro rata basis among each holder of the Series B Preferred Stock.

The Company is required to obtain the prior written consent of the holders holding at least a majority of the outstanding shares of the Series B Preferred Stock before taking certain actions, including: (i) certain dividends, repayments and redemptions; (ii) any amendment to the Company's certificate of incorporation that adversely affects the rights, preferences, privileges or voting powers of the Series B Preferred Stock; and (iii) issuances of stock ranking senior or equivalent to shares of the Series B Preferred Stock (including additional shares of the Series B Preferred Stock) in the priority of payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company. Other than with respect to the foregoing consent rights, the Series B Preferred Stock is non-voting stock.

Investor Rights Agreement

On June 30, 2021, the Company, B. Riley Financial and BRPI entered into an Investor Rights Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, for so long as affiliates of B. Riley Financial beneficially own at least 10% of the outstanding shares of common stock (unless such equity threshold percentage is not met due to dilution from equity issuances), B. Riley Financial is entitled to nominate one Class II director (the "B. Riley Nominee") to the Company's board of directors (the "Board"), who shall be an employee of B. Riley Financial or its affiliates and is approved by the Board, such approval not to be unreasonably withheld. For so long as affiliates of B. Riley Financial beneficially own 5% or more but less than 10% of the outstanding shares of common stock (unless such equity threshold percentage is not met due to dilution from equity issuances), B. Riley Financial is entitled to certain board observer rights.

A summary of the Company's Series B Preferred Stock balance at December 31, 2022 and changes during the year ended December 31, 2022, are presented below:

	Series B Preferred Stock	
	Shares	Amount
Balance at December 31, 2021	75	$ 72,505
Amortization of preferred stock issuance costs	—	143
Issuance of preferred PIK dividend	3	2,438
Redemption of Series B preferred shares	(7)	(6,738)
Balance at December 31, 2022[1]	71	$ 68,348

1 Series B preferred stock net principal balance of $68.3 million is presented as gross principal balance of $70.7 million net of $2.4 million unamortized issuance costs.

Series A Convertible Preferred Stock

In accordance with the terms of the Share Purchase Agreement dated as of October 17, 2017 (the "PIPE Purchase Agreement"), with Silver Private Holdings I, LLC, an affiliate of Siris ("Silver"), on February 15, 2018, the Company issued to Silver 185,000 shares of its newly issued Series A Convertible Participating Perpetual Preferred Stock (the "Series A Preferred Stock"), par value $0.0001 per share, with an initial liquidation preference of $1,000 per share, in exchange for $97.7 million in cash and the transfer from Silver to the Company of the 5,994,667 shares of the Company's common stock held by Silver (the "Preferred Transaction").

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Certificate of Designation of the Series A Preferred Stock

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series A Preferred Stock are set forth in the Series A Certificate. Under the Series A Certificate, the holders of the Series A Preferred Stock were entitled to receive, on each share of Series A Preferred Stock on a quarterly basis, an amount equal to the dividend rate of 14.5% divided by four and multiplied by the then-applicable Liquidation Preference (as defined in the Series A Certificate) per share of Series A Preferred Stock (collectively, the “Series A Preferred Dividends”). The Series A Preferred Dividends were due on January 1, April 1, July 1 and October 1 of each year (each, a “Series A Dividend Payment Date”).

The Company had the option to choose to pay the Series A Preferred Dividends in cash or in additional shares of Series A Preferred Stock. In the event the Company did not declare and pay a dividend in-kind or in cash on any Series A Dividend Payment Date, the unpaid amount of the Series A Preferred Dividend was added to the Liquidation Preference.

Redemption of Series A Preferred Stock

The net proceeds from the common stock public offering, Senior Note offering and the Series B Transaction was used in part to fully redeem all outstanding shares of the Company’s Series A Preferred Stock on June 30, 2021 (the “Redemption”). The Company redeemed in full all of the 268,917 outstanding shares of the Series A Preferred Stock for an aggregate Redemption Price of $278.7 million and all rights under the Investor Rights Agreement relating to the Series A Preferred Stock were terminated effective with the Redemption. No Series A Preferred Stock remains outstanding or authorized as of December 31, 2022. In addition, on June 30, 2021, in connection with the redemption of the Series A Preferred Stock, the Investor Rights Agreement between the Company and Silver terminated.

The Company and Siris Capital Group, LLC (“Siris”) entered into an Advisory Services Agreement dated as of May 18, 2020 under which Siris may provide consulting and advisory services to the Company on operational, business, financial and strategic matters. All obligations related to this Advisory Services Agreement were paid by the Company and the Advisory Services Agreement was terminated as of June 30, 2021.

14. Stock Plans

In March 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan replaces the Company’s prior 2000 Equity Incentive Plan (the “2000 Plan”) and the 2006 Equity Incentive Plan (the “2006 Plan”) (collectively, the “Plans”). Beginning March 2015, all awards were granted under the 2015 Plan. In addition, any awards that were previously granted under any prior Plans that terminate without issuance of shares, shall be eligible for issuance under the 2015 Plan.

Under the 2015 Plan, the Company may grant to its employees, outside directors and consultants awards in the form of non-qualified stock options, shares of restricted stock, stock units, or stock appreciation rights and performance shares. The Company’s Board of Directors administers the Plan and is responsible for determining the individuals to be granted options or shares, the number of options or shares each individual will receive, the price per share and the exercise period of each option.

At the annual meeting of stockholders the Company held on June 16, 2022, the stockholders of the Company approved and adopted the Certificate of Amendment of the Company’s restated certificate of incorporation to increase the total number of shares of authorized common stock from 100 million shares to 150 million shares. Additionally, the Company’s stockholders approved the amendment and restatement of the Company’s 2015 Equity Incentive Plan to increase the maximum total number of shares of common stock issuable under the Plans by 12.9 million shares from 29,297,175 shares to a new aggregate total of 42,197,175 shares.

On December 15, 2017, the Compensation Committee adopted the 2017 New Hire Equity Incentive Plan (“2017 New Hire Plan”), which is intended to be exempt from the stockholder approval requirements under the “inducement grant exception” provided by the Inducement Rule. The Committee authorized the issuance of up to 1.5 million Common Shares to new hires, with the purpose of promoting the long-term success of the Company and the creation of stockholder value by (a) providing for the attraction and retention of new employees with exceptional qualifications, (b) encouraging new employees to focus on critical long-range objectives, and (c) linking new employees directly to stockholder interests through increased stock ownership. As required by the Inducement Rule, the Company issues a press release promptly upon issuing shares to new employees pursuant to the 2017 New Hire Plan.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

On November 1, 2021 Synchronoss Technologies, Inc. 2017 New Hire Equity Incentive Plan was amended to increase the maximum number of shares of Common Stock authorized for issuance under the 2017 Incentive Plan by 566,711 shares from 1,500,000 shares to a new aggregate total of 2,066,711 shares.

As of December 31, 2022, there were 8.0 million shares available for the grant or award under the Company's 2015 Plan and 1.0 million shares available for the grant or award under the Company's 2017 New Hire Equity Incentive Plan.

The Company's performance cash awards granted to executives under the Long Term Incentive ("LTI") Plans have been accounted for as liability awards, due to the Company's intent and the ability to settle such awards in cash upon vesting and has reflected such awards in accrued expenses. As of December 31, 2022, the liability for such awards is approximately $0.2 million.

Stock-Based Compensation

The following table summarizes stock-based compensation expense related to all of the Company's stock awards included by operating expense categories, as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Cost of revenues	$ 788	$ 1,593	$ 2,409
Research and development	1,728	2,862	4,380
Selling, general and administrative	2,945	4,850	4,348
Total stock-based compensation expense	$ 5,461	$ 9,305	$ 11,137

The following table summarizes stock-based compensation expense related to all of the Company's stock awards included by award types, as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Stock options	$ 2,570	$ 3,748	$ 1,308
Restricted stock awards	2,899	5,364	9,743
Performance Based Cash Units	(8)	193	86
Total stock-based compensation before taxes	$ 5,461	$ 9,305	$ 11,137
Tax benefit	$ 1,062	$ 1,750	$ 1,815

The total stock-based compensation cost related to unvested equity awards as of December 31, 2022 was approximately $7.6 million. The expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

The total stock-based compensation cost related to unvested performance-based cash units as of December 31, 2022 was approximately $0.3 million. The expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Stock Options

Stock options that were granted under the Company's Plans generally vest 25% of the applicable shares on the first anniversary of the date of grant and thereafter an additional 1/48th for each month of continuous service.

Other than as set forth above, there were no significant changes to the Company's Stock Option Plans during the year ended December 31, 2022.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock options. The weighted-average assumptions used in the Black-Scholes option pricing model are as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Expected stock price volatility	74.1 %	82.3 %	74.5 %
Risk-free interest rate	3.1 %	0.7 %	1.0 %
Expected life of options (in years)	4.15	4.23	4.47
Expected dividend yield	0.0 %	0.0 %	0.0 %
Weighted-average fair value of the options	$ 0.71	$ 1.83	$ 2.79

The following table summarizes information about stock options outstanding as of December 31, 2022:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	4,715	$ 6.53		
Options Granted	3,039	1.22		
Options Exercised	—	—		
Options Cancelled	(1,113)	8.33		
Outstanding at December 31, 2022	6,641	$ 3.80	5.28	$ —
Vested and exercisable at December 31, 2022	2,445	$ 7.08	3.84	$ —

The total intrinsic value of stock options exercised during the year ended December 31, 2022 and 2021 was nil and nil, respectively. The total intrinsic value of stock options exercisable as of December 31, 2022 and 2021 was nil and nil, respectively.

Awards of Restricted Stock and Performance Stock

Restricted stock awards ("Restricted Stock") granted under the Company's Plans generally vest one-third of the applicable shares on the first, second, and third anniversary of the date of grant, considering a continuous service is provided.

Generally, performance stock awards granted under the Company's 2015 Plan vest at the end of a three-year period based on service and achievement of certain performance objectives determined by the Company's Board of Directors.

There were no significant changes to the Company's restricted stock award ("Restricted Stock") and performance stock plan during the year ended December 31, 2022.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

A summary of the Company's unvested restricted stock at December 31, 2022, and changes during the year ended December 31, 2022, is presented below:

Unvested Restricted Stock	Number of Awards	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2021	2,574	$ 3.57
Granted	3,205	1.25
Granted adjustment[1]	63	1.64
Vested	(805)	4.28
Forfeited	(652)	2.74
Unvested at December 31, 2022	4,385	$ 1.82

1 Represents performance based cash units grants that vested and were paid out in form of shares of stock during the period.

Restricted stock awards are granted subject to other service conditions or service and performance conditions ("Performance-Based Awards"). Restricted stock and Performance-Based Awards are measured at the closing stock price at the date of grant and are recognized straight line over the requisite service period.

Performance Based Cash Units

Performance based cash units (PBCU) generally vest at the end of a three-year period based on service and achievement of certain performance objectives determined by the Company's Board of Directors. The PBCU can be settled in cash or in equity as determined by the Compensation Committee.

A summary of the Company's unvested performance-based cash units at December 31, 2022 and changes during the year ended December 31, 2022, is presented below:

Unvested Cash Units	Number of Awards	Period end Fair Value
Unvested at December 31, 2021	1,996	$ 2.44
Granted	4,672	
Granted adjustment [1]	(216)	
Vested	(63)	
Forfeited	(517)	
Unvested at December 31, 2022	5,872	$ 0.62

1 Includes changes in the unvested units due to performance adjustments.

Performance based cash units are measured at the closing stock price at the reporting period end date and are recognized straight line over the requisite service period. The expense for the period will increase or decrease based on updated fair values of these awards as well as the percentage achievement of the performance metrics at each reporting date.

15. 401(k) Plan

The Company has a 401(k) plan (the "401(k) Plan") covering all eligible employees. The 401(k) Plan allows for a discretionary employer match. The Company incurred and expensed $1.8 million, $2.5 million, and $2.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, in 401(k) Plan match contributions.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

16. Restructuring

The Company continues to identify workforce optimization opportunities to better align the Company's resources with its key strategic priorities.

A summary of the Company's restructuring accrual at December 31, 2022 and changes during the year ended December 31, 2022, are presented below:

	Balance at December 31, 2021	Charges	Payments	Other Adjustments	Balance at December 31, 2022
Employment termination costs	$ 3,247	$ 1,905	$ (4,167)	$ (153)	$ 832

17. Income Taxes

The components of income or (loss) from continuing operations before income taxes are as follows:

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ (32,138)	$ (49,337)	$ (43,457)
Foreign	26,281	19,062	5,991
Total	$ (5,857)	$ (30,275)	$ (37,466)

The components of income tax (expense) benefit from continuing operations are as follows:

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ (1,611)	$ 6,852	$ 30,365
State	(108)	(78)	56
Foreign	(232)	(1,257)	(3,643)
Deferred:			
Federal	(30)	9	262
State	126	(70)	(229)
Foreign	(4)	1,721	297
Income tax (provision) benefit	$ (1,859)	$ 7,177	$ 27,108

The Company recognized approximately $1.9 million in related income tax expense and $7.2 million in related income tax benefit during the years ended December 31, 2022 and 2021, respectively. The effective tax rate was approximately (31.7)% for the year ended December 31, 2022, which was lower than the U.S. federal statutory rate primarily due to the impact of Global Intangible Low-Taxed Income, attributable to income in foreign jurisdictions and the impact of the U.S. capitalization of research expenses effective January 1, 2022, and the divestiture of the DXP and Activation assets during the second quarter. This decrease was partially offset by loss jurisdictions where full valuation allowances have been recorded and foreign income tax credits generated in the period. The Company's effective tax rate was approximately 23.7% for the year ended December 31, 2021, which was higher than the U.S. statutory rate primarily due to the benefit of the CARES Act provision allowing for a 5 year carryback of Net Operating Losses arising in 2018, 2019 and 2020, offset by certain unfavorable permanent book-tax differences.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Reconciliations of the statutory tax rates and the effective tax rates from continuing operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,		
	2022	2021	2020
Statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	0.7 %	(0.4)%	(0.5)%
Effect of rates different than statutory	12.3 %	2.3 %	(2.1)%
Minority interest	0.7 %	(0.1)%	0.2 %
Non-deductible bad debt adjustment	— %	— %	(2.9)%
Stock based compensation	(16.8)%	(5.1)%	(6.1)%
Foreign basis differences	18.5 %	6.3 %	9.8 %
Regulatory matters	— %	(8.7)%	— %
Other permanent adjustments	(5.3)%	(2.5)%	(0.9)%
Federal and foreign tax credits	27.7 %	0.9 %	6.5 %
Change in valuation allowance	73.6 %	7.7 %	(3.2)%
Uncertain tax positions	(2.6)%	(4.3)%	(0.7)%
Other	(0.1)%	(0.3)%	1.1 %
Divestiture of assets	(20.4)%	— %	— %
Global intangible low-taxed income	(153.1)%	(8.5)%	3.9 %
Base Erosion Anti-Abuse Tax and related elections	— %	— %	0.9 %
NOL carryback and other refund claims	— %	15.4 %	45.4 %
Deferred tax adjustments	2.5 %	— %	— %
Return to provision	9.6 %	— %	— %
Effective tax rate	(31.7)%	23.7 %	72.4 %

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2022	2021
Deferred tax assets:		
Accrued liabilities	$ 935	$ 1,290
Deferred revenue	824	3,057
Bad debts reserve	2,219	2,270
Deferred compensation	5,714	6,236
Federal net operating loss carry forwards	5,324	13,419
State net operating loss carry forwards	8,777	9,332
Foreign net operating loss carry forwards	8,045	9,001
Lease obligations	6,696	8,262
Capital loss carry forwards	5,449	6,120
Intangible assets	3,527	6,100
Basis difference	6,454	6,268
Credits	8,227	9,720
Fixed assets	797	1,281
Interest limitation	26	1,232
Capitalization of research expenses	12,155	—
Other	235	97
Total deferred tax assets	$ 75,404	$ 83,685
Deferred tax liabilities:		
Basis difference	$ (2,880)	$ (2,621)
Depreciation and amortization	(709)	(2,109)
Prepaids	(466)	(604)
Lease assets	(3,647)	(4,978)
Other	(497)	(492)
Total deferred tax liabilities	(8,199)	(10,804)
Less: valuation allowance	(67,671)	(73,441)
Net deferred income tax (liabilities) assets	$ (466)	$ (560)

As of December 31, 2022, the Company has federal and state income tax net operating loss ("NOL") carryforwards of $25.4 million and $148.5 million, respectively, including NOL carryforwards which will expire at various dates from 2025 through 2041, and NOL carryforwards which do not expire. The Company also has foreign NOL carryforwards in various jurisdictions of $54.5 million that have various carryforward periods. Such NOL carryforwards expire as follows:

Year	NOL carryforward
2023	$ —
2024	—
2025 - 2041	178,993
Indefinite	49,369
Total	$ 228,362

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

As of December 31, 2022, the Company has federal and state income tax credit carryforwards of $6.6 million and $1.5 million, respectively, including credits which will expire at various dates from 2024 through 2039 and credits which do not expire. The Company also has foreign income tax credit carryforwards of $0.5 million which do not expire.

In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results and incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses.

The foreign NOL carryforwards in the income tax returns filed included unrecognized tax benefits taken in prior years. The NOLs for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740 are presented net of these unrecognized tax benefits.

The Company continues to evaluate the ability to realize all of its net deferred tax assets at each reporting date and records a benefit for deferred tax assets to the extent it has deferred tax liabilities that provide a source of income to benefit the deferred tax asset. As a result of this analysis, the Company recorded a valuation allowance against the net deferred tax assets of certain foreign jurisdictions as the realization of these assets is not more likely than not, given uncertainty of future earnings in these jurisdictions. The valuation allowance decreased by $5.8 million and by $1.5 million during the years ended December 31, 2022 and December 31, 2021, respectively. The decrease in tax year ended December 31, 2022 is primarily related to a decrease in deferred tax assets including deferred revenue, intangibles and net operating loss, interest expense and tax credit carryforwards, net of capitalization of research expenditures. This decrease was partially offset by a decrease in deferred tax liabilities primarily associated with intangible assets during the period. The decrease in tax year ended December 31, 2021 is primarily related to a decrease in deferred tax assets including deferred revenue, partially offset by a decrease in deferred tax liabilities primarily associated with intangible assets during the period.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2022, the Company's tax years for 2018 through 2022 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2022, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2017. Additionally, to the extent we utilize our NOL carryforwards in the future, the tax years in which the attribute was generated may still be adjusted upon examination by the tax authorities in the future period when the attribute is utilized.

During 2021 the Internal Revenue Service commenced an audit of certain of the Company's prior year U.S. federal income tax filings, including the 2013 through 2020 tax years. The audit is currently ongoing and the receipt of the associated refunds would materially improve the Company's financial position. Due to the ongoing audit, U.S. federal tax returns for years 2013–2020 remain subject to future examination by the tax authorities.

The Company received $4.3 million in federal tax refunds in the second quarter of 2022. There is no change to the Company's position on the remaining tax refunds.

In 2017, the TCJA included a transition tax based on undistributed, untaxed foreign earnings analyzed in aggregate. The final analysis performed by the Company resulted in an overall untaxed deficit and no transition tax. In addition, no income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations. Should the Company decide to repatriate the foreign earnings, it would need to adjust its income tax provision in the period it determined that the earnings will no longer be indefinitely invested outside the United States. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses. The CARES Act amends the Net Operating

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

Loss provisions of the Tax Cuts and Jobs Act, allowing for the carryback of losses arising in tax years 2018, 2019 and 2020, to each of the five taxable years preceding the taxable year of loss.

On March 11, 2021 the American Rescue Plan Act ("ARPA") was signed into law. The legislation was aimed at addressing the continuing economic and health impacts of the COVID-19 pandemic. This legislative relief, along with the previous governmental relief packages provide for numerous changes to current tax law. ARPA does not materially impact the Company's financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. This legislation includes significant changes relating to tax, climate change, energy and health care. Among other provisions, the IRA introduces a book minimum tax assessed on financial statement income of certain large corporations and an excise tax on share repurchases. The Company does not anticipate these provisions will have a material impact on our results of operations or financial position, when effective.

A reconciliation of the amounts of unrecognized tax benefits excluding interest, are as follows:

	Unrecognized tax benefits
Balance at December 31, 2019	$ 3,269
Decrease related to lapse of Statute of Limitations	(262)
Increases for tax positions of current period	276
Balance at December 31, 2020	3,283
Decrease related to lapse of Statute of Limitations	(827)
Increase for tax positions of current period	2,058
Balance at December 31, 2021	4,514
Decrease related to lapse of Statute of Limitations	(1,043)
Increase for tax positions of current period	966
Balance at December 31, 2022	$ 4,437

Included in the balance of unrecognized tax benefits as of the years ended December 31, 2022 and 2021, are $3.9 million and $3.9 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. The liability for unrecognized tax benefits excludes accrued interest of $0.4 million, $0.4 million and $0.3 million, for the years ended December 31, 2022, 2021 and 2020, respectively. The Company believes that it is reasonably possible that approximately $0.6 million of its currently unrecognized tax benefits primarily related to research and development credits and uncertain tax benefits in non-U.S. jurisdictions, which are individually insignificant, may be recognized by the end of 2023 as a result of a lapse of the statute of limitations.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

18. Earnings per Common Share ("EPS")

Basic EPS is computed based upon the weighted average number of common shares outstanding for the year. Diluted EPS is computed based upon the weighted average number of common shares outstanding for the year plus the dilutive effect of common stock equivalents using the treasury stock method and the average market price of the Company's common stock for the year. The Company includes participating securities (Redeemable Convertible Preferred Stock - Participation with Dividends on Common Stock that contain preferred dividend) in the computation of EPS pursuant to the two-class method. The two-class method of computing earnings per share is an allocation method that calculates earnings per share for common stock and participating securities. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company.

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net income attributable to common stockholders per common share from operations.

	Twelve Months Ended December 31,		
	2022	2021	2020
Numerator - Basic:			
Net loss from operations	$ (7,716)	$ (23,098)	$ (10,358)
Net (loss) income attributable to redeemable noncontrolling interests	(200)	156	(344)
Preferred stock dividend	(9,552)	(35,509)	(37,981)
Net loss attributable to Synchronoss	$ (17,468)	$ (58,451)	$ (48,683)
Numerator - Diluted:			
Net loss attributable to Synchronoss	$ (17,468)	$ (58,451)	$ (48,683)
Net loss attributable to Synchronoss	$ (17,468)	$ (58,451)	$ (48,683)
Denominator:			
Weighted average common shares outstanding — basic	86,232	64,734	41,950
Earnings (loss) per share:			
Basic	$ (0.20)	$ (0.90)	$ (1.16)
Diluted	$ (0.20)	$ (0.90)	$ (1.16)
Anti-dilutive stock options excluded	—	—	—

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

19. Commitments

Non-cancelable agreements

The Company has various non-cancelable arrangements such as services for hosting, support, and software that expire at various dates, with the latest expiration in 2025.

Aggregate annual future minimum payments under non-cancelable agreements as of December 31, 2022 are as follows:

Year	Non-cancelable agreements
2023	$ 20,343
2024	17,565
2025	10,691
Total	$ 48,599

20. Legal Matters

In the ordinary course of business, the Company is regularly subject to various claims, suits, regulatory inquiries and investigations. The Company records a liability for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable, and the loss can be reasonably estimated. Management has also identified certain other legal matters where they believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against the Company, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the Company's business, financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. The Company also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of the Company.

In the third quarter of 2017, the SEC and Department of Justice (the "DoJ") initiated investigations in connection with certain financial transactions that the Company effected in 2015 and 2016 and its disclosure of and accounting for such transactions, which the Company restated in the third quarter of 2018 in its restated annual and quarterly financial statements for 2015 and 2016. On June 7, 2022 the SEC approved the Offer of Settlement and filed an Order Instituting Cease-And-Desist Proceedings pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And-Desist Order (the "SEC Order"). Pursuant to the terms of the SEC Order, the Company consented to pay a civil penalty in the amount of $12.5 million in equal quarterly installments over two years and to cease and desist from committing or causing any violations of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and the associated rules thereunder. The expense associated with this settlement of the SEC Order has previously been accrued in the Company's financial statements. Also on June 7, 2022, the SEC filed a civil action against two former members of the Company's management team, alleging misconduct arising out of the restated transactions that took place in 2015 and 2016 investigated by the SEC as set forth above. The Company may be required to indemnify the former members of management in that action. Due to the inherent uncertainty of litigation, the Company cannot predict the outcome of the litigation and can give no assurance that the asserted claims will not have a material adverse effect on its financial position, prospects, or results of operations. In addition, failure to comply with the provisions of the SEC Order could result in further actions by one or both governmental agencies which could have a material adverse effect on the Company's results of operations.

Except as set forth above, the Company is not currently subject to any other legal proceedings that could have a material adverse effect on its operations; however, the Company may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

(Amounts in tables in thousands, except for per share data or unless otherwise noted)

21. Additional Financial Information

Other income (expense), net

The following table sets forth the components of Other income (expense), net included in the Consolidated Statements of Operations:

	Twelve Months Ended December 31,		
	2022	2021	2020
FX gains (losses) [1]	$ 2,702	$ (5,810)	$ 4,234
Government refunds [2]	828	450	1,597
Income from sale of intangible assets [3]	—	550	3,477
Other [4]	(83)	(67)	227
Total	$ 3,447	$ (4,877)	$ 9,535

1 Represents fair value of foreign exchange gains and losses.
2 Represents government and tax refunds.
3 Represents gain on sale on the Company's IP addresses and patents.
4 Represents an aggregate of individually immaterial transactions.

22. Subsequent Events

On March 10, 2023 the Company received a non-binding proposal from B. Riley Financial, Inc. ("B. Riley") to acquire all outstanding shares of the Company's common stock for a price of $1.15 per share, payable in cash (the "B. Riley Proposal").

B. Riley, together with its affiliates, owns approximately 13.9% of the Company's outstanding common stock as of March 10, 2023, and is the largest holder of the Company's common stock. B. Riley also nominated one of the Company's directors pursuant to a pre-existing agreement with the Company.

During 2022, the Company engaged UBS Securities, LLC ("UBS") as its financial advisor to assist in exploring and evaluating potential strategic transactions involving the Company or certain of its lines of business, all with the objective of maximizing value for the Company's stockholders.

Consistent with its fiduciary duties and in consultation with UBS and its legal advisors, the Company's Board of Directors will carefully review the B. Riley Proposal and other potential strategic transactions to determine the course of action that it believes will maximize value for the Company's stockholders. However, there is no guarantee that a strategic transaction involving B. Riley or any other party will be completed.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO, to allow timely decisions regarding required disclosure. Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, audited the effectiveness of our internal control over financial reporting as of December 31, 2022. Ernst & Young LLP has issued their report which is included elsewhere herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our controls performed during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Synchronoss Technologies, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Synchronoss Technologies, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Synchronoss Technologies, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated March 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Iselin, New Jersey
March 15, 2023

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

    a.   Identification of Directors. Information concerning the directors of Synchronoss is set forth under the heading "Election of Directors" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

    b.   Audit Committee Financial Expert. Information concerning Synchronoss' audit committee financial expert is set forth under the heading "Audit Committee" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

    c.   Identification of the Audit Committee. Information concerning the audit committee of Synchronoss is set forth under the heading "Audit Committee" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

    d.   Delinquent Section 16(a) Reports. Information concerning non-compliance, if any, with beneficial ownership reporting requirements is set forth under the caption "Delinquent Section 16(a) Reports" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

    e.   Information about our Executive Officers. Information concerning the executive officers of Synchronoss is set forth under the heading "Information about our Executive Officers" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

Code of Ethics. Information concerning the Synchronoss Workplace Code of Ethics and Business Conduct is set forth under the caption "Workplace Code of Ethics and Business Conduct" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference. The Company intends to disclose on its website any amendments to, or waivers from, its Code of Business Conduct that are required to be disclosed pursuant to the rules of the SEC. Information contained on, or connected to, our website is not incorporated by reference into this annual report and should not be considered part of this report or any other filing that we make with the SEC.

ITEM 11. *EXECUTIVE COMPENSATION*

Information concerning executive compensation is set forth under the headings "Compensation of Executive Officers" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning shares of Synchronoss equity securities beneficially owned by certain beneficial owners and by management is set forth under the heading "Equity Security Ownership of Certain Beneficial Owners and Management" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information concerning certain relationships and related transactions is set forth under the heading "Certain Related Party Transactions" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information concerning fees and services of the Company's principal accountants is set forth under the heading "Report of the Audit Committee" and "Independent Registered Public Accounting Firm's Fees" in the Synchronoss Proxy Statement for the 2022 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS*

(a)(1) Financial Statements:

	Page No.
Report of Independent Registered Public Accounting Firm	57
Consolidated Balance Sheets	59
Consolidated Statements of Operations	60
Consolidated Statements of Comprehensive (Loss) Income	61
Consolidated Statements of Stockholders' Equity	62
Consolidated Statements of Cash Flows	63
Notes to Financial Statements	65

(a)(2) Schedule for the years ended December 31, 2022, 2021, 2020:

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

December 31, 2022, 2021, 2020:

	Beginning Balance	Additions	Reductions	Ending Balance
	(In thousands)			
Allowance for credit losses:				
2022	$ 478	$ 17	$ (127)	$ 368
2021	$ 543	$ 650	$ (715)	$ 478
2020	$ 1,864	$ 897	$ (2,218)	$ 543

	Beginning Balance	Additions	Reductions	Ending Balance
	(In thousands)			
Valuation allowance for deferred tax assets:				
2022	$ 73,441	$ 1,464	$ (7,234)	$ 67,671
2021	$ 74,961	$ 3,306	$ (4,826)	$ 73,441
2020	$ 73,346	$ 7,402	$ (5,787)	$ 74,961

All other Schedules have been omitted because they are not applicable, or the required information is shown in the Consolidated Financial Statements or of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K thereto.

(a)(3) Exhibits:

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Asset Purchase Agreement, dated as of March 7, 2022, by and between Synchronoss Technologies, Inc. and iQmetrix Global Ltd.	8-K	001-40574	2.1	March 8, 2022	
2.2	Amendment to Asset Purchase Agreement dated as of May 11, 2022, by and between Synchronoss technologies, Inc. and Synchronoss Software Ireland Ltd and iQmetrix Global Ltd.	10-Q	001-40574	2.1	May 11, 2022	
3.1	Restated Certificate of Incorporation of the Registrant.					X
3.2	Amended and Restated Bylaws of the Registrant.	S-1	333-132080	3.4	May 9, 2006	
3.3	Amendment No. 1 to the Amended and Restated Bylaws of Synchronoss Technologies, Inc.	8-K	000-52049	3.2	February 20, 2018	
3.4	Amendment No. 2 to the Amended and Restated Bylaws of Synchronoss Technologies, Inc.	8-K	000-52049	3.3	June 30, 2021	
3.5	Certificate of Designations of the Series B Perpetual Non-Convertible Preferred Stock.	8-K	000-52049	3.1	June 30, 2021	
3.6	Certificate of Amendment of the Restated Certificate of Incorporation of Synchronoss Technologies, Inc.	8-K	001-40574	3.1	June 23, 2022	
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.7 and 3.8.	S-1	333-132080	3.2	May 9, 2006	
4.2	Form of Common Stock Certificate.	S-1	333-132080	4.2	June 12, 2006	
4.3	Form of Indenture for Convertible Senior Notes.	S-3	333-197871	4.8	August 5, 2014	
4.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.	10-K	001-40574	4.6	March 15, 2022	
4.5	Base Indenture, dated as of June 30, 2021, by and between Synchronoss Technologies, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	000-52049	4.1	June 30, 2021	
4.6	First Supplemental Indenture, dated as of June 30, 2021, by and between Synchronoss Technologies, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	000-52049	4.2	June 30, 2021	
4.7	Investor Rights Agreement by and between Synchronoss Technologies, Inc., B. Riley Financial, Inc. and B. Riley Principal Investments, LLC dated June 30, 2021.	8-K	000-52049	4.3	June 30, 2021	
4.8	Form of 8.375% Senior Notes due 2026.	8-K	000-52049	4.3	June 30, 2021	
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	8-K	000-52049	4.2	June 30, 2021	
10.2†	Synchronoss Technologies, Inc. 2000 Stock Plan and forms of agreements thereunder.	S-1	333-132080	10.2	February 28, 2006	
10.3†	Amendment No. 1 to Synchronoss Technologies, Inc. 2000 Stock Plan.	S-1	333-132080	10.3	May 9, 2006	
10.4†	2006 Equity Incentive Plan, as amended and restated.	DEF 14A	000-52049	-	April 8, 2010	
10.5†	2010 New Hire Equity Incentive Plan.	S-8	333-168745	10.4A	August 11, 2010	
10.6†	Synchronoss Technologies, Inc. Amended and Restated 2015 Equity Incentive Plan.	S-8	333-265780	10.1	June 22, 2022	
10.7†	2017 New Hire Equity Incentive Plan.	8-K	000-52049	10.1	December 21, 2017	
10.8†	Amendment No. 1 effective as of November 1, 2021 to Synchronoss Technologies, Inc. 2017 New Hire Equity Incentive Plan.	10-K	001-40574	4.6	March 15, 2022	
10.9†	Employee Stock Purchase Plan.	10-K	000-52049	10.5	February 28, 2012	
10.10	Lease Agreement between the Registrant and Wells Reit-Bridgewater NJ, LLC for the premises located at 200 Crossing Boulevard, Bridgewater, New Jersey, dated as of October 27, 2011.	10-K	000-52049	10.10	February 28, 2012	
10.11†	Employment Agreement dated as of April 27, 2017 between the Registrant and Stephen G. Waldis.	10-Q	000-52049	10.4	August 9, 2018	
10.12†	Tier One Executive Employment Plan effective March 24, 2017.	10-Q	000-52049	10.5	August 9, 2018	

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.13	Application Service Provider Agreement retroactively effective as of April 1, 2013 by and between the Registrant and Verizon Sourcing LLC.	10-Q	000-52049	10.12	August 9, 2018	
10.14	Change Request No 8 effective January 1, 2018 to SOW No. 1 Application Service Provider Agreement effective as of April 1, 2013 by and between the Registrant and Verizon Sourcing LLC.	10-Q	000-52049	10.13	August 9, 2018	
10.15	At Market Issuance Sales Agreement between Synchronoss Technologies, Inc. and B. Riley Securities, Inc., dated October 25, 2021.	8-K	001-40574	1.1	October 26, 2021	
10.16‡	Change Request No 12 effective August 7, 2020 to SOW No.1 Application Service Provider Agreement effective as of April 1, 2013 by and between the Registrant and Verizon Sourcing LLC.	10-Q	000-52049	10.2	November 9, 2020	
10.17†	Executive Employment Letter dated April 18, 2017 between the Registrant and Patrick Doran.					X
10.18†	Employment agreement dated as of March 8, 2021 between the Registrant and Jeff Miller.	10-Q	000-52049	10.1	May 5, 2021	
10.19†	Tier One Executive Employment Plan Dated April 30, 2021 between the Registrant and Louis Ferraro.					X
10.20†	Tier One Executive Employment Plan Dated April 30, 2021 between the Registrant and Christopher Hill.					X
10.21†	Tier One Executive Employment Plan dated July 27, 2021 between the Registrant and Christina Gabrys.	10-Q	001-40574	10.2	November 9, 2021	
10.22†	Tier One Executive Employment Plan Dated November 2, 2022 between the Registrant and Mina Lackner.					X
10.23†	Transition and Separation Agreement dated September 2, 2021 between the Registrant and Ronald Prague.	10-Q	001-40574	10.1	November 9, 2021	
10.24	Receivables Purchase Agreements, dated as of June 22, 2022, among Synchronoss Technologies, Inc., SN Technologies, LLC, Norddeutsche Landesbank Girozentrale, [the purchasers party thereto, the group agents party thereto and the originators party thereto].	8-K	001-40574	10.1	June 23, 2022	
10.25	Purchase and Sale Agreements, dated as of June 22, 2022, between Synchronoss Technologies, Inc. and SN Technologies, LLC.	8-K	001-40574	10.2	June 23, 2022	
10.26	Administration Agreement, dated as of June 22, 2022, between Synchronoss Technologies, Inc. and Finacity Corporation.	8-K	001-40574	10.3	June 23, 2022	
10.27	Performance Guaranty, dated as of June 22, 2022, made by Synchronoss Technologies, Inc. in favor of Norddeutsche Landesbank Girozentrale.	8-K	001-40574	10.4	June 23, 2022	
10.28†	Appointment Letter, dated August 9, 2022 between the Registrant and Lou Ferraro.	8-K	001-40574	10.1	August 9, 2022	
10.29	Order Instituting Cease-And-Desist Proceedings pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And-Desist Order, dated June 7, 2022, between the United States Securities and Exchange Commission and Synchronoss Technologies, Inc.	10-Q	001-40574	10.1	August 9, 2022	
10.30*	Change Request No. 17 effective November 1, 2022 to SOW No. 1 Application Service Provider Agreement effective as of April 1, 2013 by and between the Registrant and Verizon Sourcing LLC.	8-K	001-40574	10.1	November 7, 2022	
21.1	List of subsidiaries.	10-K	000-52049	21.1	July 2, 2018	
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.					X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1**	Certification of Principal Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					X

| Exhibit No. | Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
32.2**	Certification of Principal Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Schema Document					X
101.CAL	XBRL Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Labels Linkbase Document					X
101.PRE	XBRL Presentation Linkbase Document					X

———————————————————

†   Compensation Arrangement.

‡   Confidential treatment has been granted with respect to certain provisions of this exhibit.

**   This certification is being furnished solely to accompany this Annual Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b)   Exhibits.

See (a)(3) above.

(c)   Financial Statement Schedule.

See (a)(2) above.

ITEM 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNCHRONOSS TECHNOLOGIES, INC.
(Registrant)

/s/ Jeff Miller

Jeff Miller
Chief Executive Officer
(Principal Executive Officer)

/s/ Louis Ferraro

Louis Ferraro
Chief Financial Officer

March 15, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeff Miller Jeff Miller	Chief Executive Officer (Principal Executive Officer)	March 15, 2023
/s/ Louis Ferraro Louis Ferraro	Chief Financial Officer (Principal Financial Officer)	March 15, 2023
/s/ Stephen Waldis Stephen Waldis	Director Executive Chairman	March 15, 2023
/s/ Laurie L. Harris Laurie L. Harris	Director	March 15, 2023
/s/ Kristin S. Rinne Kristin S. Rinne	Director	March 15, 2023
/s/ Mohan Gyani Mohan Gyani	Director	March 15, 2023
/s/ Martin Bernstein Martin Bernstein	Director	March 15, 2023

[This page intentionally left blank]

Board of Directors

Stephen G. Waldis [4]
Founder & Executive Chairman
Synchronoss Technologies, Inc.

Jeff Miller [4]
President & Chief Executive Officer
Synchronoss Technologies, Inc.

Laurie L. Harris [1,3]
Retired, Partner PwC

Martin Bernstein [1,2,4]
Head of Private Investments,
B. Riley Principal Investments

Kristin S. Rinne [1,2,3,4]
Retired, SVP Network & Product
Planning AT&T

Mohan Gyani [2,4]
Retired, President & CEO
AT&T Wireless Mobility Services

Management

Jeff Miller
President & Chief Executive Officer

Lou Ferraro
Chief Financial Officer

Christina Gabrys
Chief Legal Officer

Chris Hill
Chief Commercial Officer

Patrick Doran
Chief Technology Officer

Mina Lackner
Chief Human Resources Officer

[1] **Audit Committee**
[2] **Compensation Committee**
[3] **Nominating / Corporate Guidance Committee**
[4] **Business Development Committee**

For address changes, consolidation, lost or replacement certificates, contact:

Transfer Agent and Registrar
American Stock Transfer & Trust Company LLC

6201 15th Avenue
Brooklyn, NY, 11219
800.937.5449

Outside of the US +01.718.921.8200 x 4801

Common Stock

Synchronoss Technologies, Inc. is listed on
NASDAQ under the ticker symbol "SNCR"

Virtual Annual Meeting

June 14, 2023 at 11am and the link is
www.virtualshareholdermeeting.com/SNCR2023

Auditors

Ernst & Young LLP
Iselin, NJ 08830

Investor Relations

Matt Glover or Tom Colton
Gateway Group Inc.
949.574.3860
investor@synchronoss.com



FORM 10-K

Additional copies of the Company's Annual Report on Form 10-K (without exhibits) are available from the Company at no charge. Requests should be directed to Synchronoss Technologies, Inc., 200 Crossing Blvd., 8th floor Bridgewater, NJ 08807, Attention: Secretary. This Annual Report to Stockholders contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth herein under the caption "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Headquarters

Synchronoss Technologies
200 Crossing Blvd, 8th floor
Bridgewater, NJ 08807

Key International Locations

Synchronoss Technologies
The Academy
42 Pearse Street, 1st floor
Dublin 2, Ireland

Synchronoss Technologies
Subramayna No 12 Bannerghatta Road
Bangalore, India 560076

synchronoss